

America is listening

now more than ever

Salem Communications Corporation • 2001 Annual Report

Financial Highlights



$67.9
$77.9
$87.1
$110.1
$134.0
1997
1998
1999
2000
2001

Net Broadcasting Revenue



$28.3
$35.4
$40.8
$49.4
$47.7
1997
1998
1999
2000
2001

Broadcast Cash Flow



$10.6
$12.3
$15.8
$19.0
$17.8
1997
1998
1999
2000
2001

After-Tax Cash Flow



$0.64
$0.74
$0.79
$0.81
$0.76
1997
1998
1999
2000
2001

After-Tax Cash Flow Per Share

	2001	***Annual* % Change**	**2000**	***Annual* % Change**	**1999**
Net Broadcasting Revenue	$ 134.0	22%	$ 110.1	26%	$ 87.1
Other Media Revenue	8.0	1%	7.9	23%	6.4
Total Revenue	142.0	20%	118.0	26%	93.5
Broadcast Cash Flow	47.7	-3%	49.4	21%	40.8
EBITDA	32.7	2%	32.0	11%	28.8
After-Tax Cash Flow	17.8	-6%	19.0	20%	15.8
After-Tax Cash Flow Per Share	$ 0.76	-6%	$ 0.81	3%	$ 0.79
Same Station Results:					
Net Broadcasting Revenue		10%		13%	
Broadcast Cash Flow		10%		15%	

(dollars in millions, except per share data)

COVER: *"Stand In the Gap," a day of prayer and worship for our nation, our families and ourselves, was hosted at the National Mall by Promise Keepers. For more than six hours, approximately one million people assembled to hear speakers, to pray and to worship as one nation. This was the largest gathering ever held at the National Mall. The event was broadcast, co-sponsored and advertised by WAVA-FM, one of Salem's radio stations in Washington D.C. WAVA won a coveted Gabriel Award for broadcast coverage of this historic event.*

Company Overview & History

Our Company: Salem Communications is the leading provider of religious and family themes radio programming. Our business objective is to continue to be the undisputed leader in providing and distributing content to audiences interested in religious and family themes radio programming. As of December 31, 2001, upon the close of all then-announced transactions, Salem owned and operated 81 radio stations in 34 radio markets, with 56 in the top 25 radio markets and 67 in the top 50 radio markets. Salem's radio business is focused on the clustering of three main formats: Christian Teaching/Talk, Conservative News/Talk and Contemporary Christian Music. The Company also owns and operates Salem Radio Network®, a national radio network which syndicates music, news and talk to over 1,600 affiliated radio stations, and Salem Radio Representatives, a national sales agency. Salem also owns and operates OnePlace.com, the leading provider of religious radio streaming, and CCM Communications, publisher of CCM Magazine, a leading publication following the Contemporary Christian Music industry.

Salem Communications currently employs over 1,300 people. The corporate offices are located in Camarillo, California. Headquarter's staff provides management, accounting, legal, human resources, engineering, national programming, real estate and other support services to the Salem network of businesses.

Stuart Epperson and Edward Atsinger, our chairman and president, continue to be committed to the success of religious and family themes programming. Through the acquisition of major market radio stations, we have built a strong national presence while assuring a stable long-term radio broadcast platform for religious programmers to provide innovative and compelling programming for America's listening audience.

Salem Communications' Timeline

The history of Salem Communications is interwoven in the broadcast careers of its two principals. The following timeline highlights how Salem became the leading radio broadcaster focused on Christian and family themes programming.



Epperson builds his first radio station Roanoke, VA 1960
1963 Epperson builds his second radio station Winson-Salem, NC
Atsinger builds his first radio station Raleigh, NC 1967
1972 Atsinger and Epperson partner to buy Bakersfield, CA station
Atsinger builds his first Christian radio station KDAR-FM 1974
1977 Atsinger and Epperson decide to devote their resources entirely to Christian broadcasting.
Christian radio stations purchased in San Antonio and Boston 1978
Epperson and Atsinger form Salem Communications with 13 stations 1986
1992 Salem forms Salem Radio Representatives
Salem forms Salem Radio Network 1993
1997 Salem Communications' High Yield Bond
Salem Communications' IPO 1999
1999 Salem acquires CCM Communications and OnePlace.com
Salem acquires 8 stations from Clear Channel for $185.6 million 2000
2000 Salem introduces "The Fish" Christian Music format

A Letter to our Shareholders



Stuart Epperson and Edward G. Atsinger III

To Our Fellow Shareholders: At Salem Communications, our mission has always been to be the undisputed leader in providing and distributing content to the religious and family themes audience. The tragic events of September 11th reinforced why the commitment is so important. Salem has been serving audiences for over 25 years, and never has our focus, or radio's power as a medium, been more relevant. Today, the roles that faith and family play in people's everyday lives have become more prominent in the views we share, in the opinions we express and in the radio programming we listen to.

Challenging on many levels, 2001 included one of the fiercest advertising recessions in recent history. Salem's ability to respond to these challenges underscores the strength of our business model, the effectiveness of our strategy and the experience of our management team.

Throughout 2001, Salem delivered industry-leading operating performance. On a same station basis, we grew revenues by 9.6% for the year, while the radio industry as a whole was down 7.4% in 2001. In fact, during the fourth quarter of 2001, the most challenging quarter of 2001, Salem posted strong same station revenue growth of 10.4%. Block programming revenues are recession resilient and provide us with a steady and consistent stream of revenues and cash flows, even during challenging economic times. This stability is clearly reflected in our strong same station revenue growth. But make no mistake, this same station revenue performance was not driven by block programming alone, which contributed approximately a 6% same station increase in 2001. Our local spot advertising business also performed extremely well with an increase of 20% on a same station basis for the year. This was due to the stability of our unique spot advertising customer base, as well as tremendous performance from our sales force.

The successful launch and development of our Contemporary Christian Music (CCM) formatted radio stations was also a highlight of our year. In 2001, we launched six CCM radio stations, giving us a total of thirteen CCM radio stations, most of which are branded as The FISH™. These stations have shown impressive ratings and revenue growth. We expect to see a very favorable impact from these newly launched CCM stations on our future revenues and profits as these stations grow and mature.

On the acquisition front, we have strategically expanded our station portfolio from seventy-five to eight-one stations. Each of these acquisitions was in a major market, is programmed in one of our strategic formats and in every case was part of our cluster building strategy. The acquisition of major market signals accomplishes two goals: large audience and "beachfront" radio property. We ended the year with the strongest property portfolio in our history.

During 2001, we also sold several non-strategic radio stations where we could earn a better return by selling and reallocating the capital. Most notably, in January 2001 we sold KALC-FM in Denver for $100 million, a station that we purchased in August 2000 for $47 million.

We also reached a milestone in the development of our Internet business, OnePlace.com, reaching breakeven in the fourth quarter of 2001. OnePlace.com is now the leading online destination for the streaming of religious content and represents another way to serve our audience. Operating much like our radio stations, OnePlace.com provides another way to broadcast our ministry programming, generating revenue from both block programming and advertising.

We have seen a substantial increase in our stock price from $14.94 per share, as of December 31, 2000 to $23.00 per share, as of December 31, 2001. This 54% increase was well above the 2001 S&P 500 performance and, we believe, is reflective of our operational achievements in 2001. We are fully committed to continuing to build long-term shareholder value.

Salem is a stronger company coming out of the recession than we were a year ago going into the recession: we have delivered industry-leading operating performance with very strong same station results; we have strategically grown our station portfolio; we have reached profitability in our Internet business; and we are positioned to take advantage of economic recovery.

Looking ahead, Salem is uniquely positioned to continue to deliver significant revenue and profit growth. This is due to our station portfolio that contains eighteen stations in a launch stage and fifteen more in the early stages of development. The launch and development stations, all of which were acquired in the last twenty-four months, are expected to deliver substantial growth.

Our success would not be possible without the hard work and dedication of many others outside of our company. The partnerships we have built with our block programming and advertising clients are the foundation for our continued business success. We truly value the strength of these business relationships.

We also would like to thank the employees at Salem for their tremendous commitment and contributions to the success of our business. We appreciate the technical expertise of our engineering department, the talent of our programmers, the determination and creativity of our sales force and the service and support of our corporate staff. We would like to thank each of them personally. Our employees are productive, creative and dynamic people.

Finally, Salem Communications thanks you, our investors, for your continued confidence and investment in our company. We look forward to sharing another successful year with you.

EDWARD G. ATSINGER III
President and Chief Executive Officer

STUART EPPERSON
Chairman of the Board

In 2001 album sales in

Contemporary Christian Music

grew by 13.5%,

faster than any other genre of music,

and now represents

7% of total U.S. album sales.

America
is Responding

Salem Communications is the leader in providing religious and family themes radio programming. We have accomplished this through the strength of our Christian Teaching/Talk format, the influence of our Conservative News/Talk format and the growing popularity of our FISH™ Music format

Christian Teaching/Talk is our foundational format. Through this format a listener can find Bible teaching and sermons, as well as answers to questions relating to daily life, from raising children to legal rights of people of faith in education and in the workplace. This format serves as both a learning resource and personal support for listeners nationwide. Listeners call and write into our programs to ask questions, get materials on a subject and in some cases, send in completed study guides based on what they have learned through our ministry programming.

Strategically located in America's largest markets, our stations are an eminent outlet for block programmers and advertising customers to reach large audiences. The Christian Teaching/Talk format derives a substantial portion of its revenues from the sale of uninterrupted blocks of broadcast time (usually in 26 or 55 minute increments) to programmers representing over 130 national ministries and numerous community-focused programs. Block programming represents approximately 40% of our total revenues.

Conservative News/Talk programming has strong appeal and has shown to be highly complementary to our core format of Christian Teaching/Talk. Both formats express conservative views and family values.

Much of the programming for this format is provided by Salem Radio Network® (SRN). SRN offers syndicated programming that features compelling and well-known on-air personalities. Our nationally syndicated programs run daily and reach an audience on over 1,600 affiliates, providing us with the opportunity to leverage our national sales business, Salem Radio Representatives (SRR).

The FISH™, our Contemporary Christian Music format, offers listeners the words of inspirational artists with upbeat contemporary music. This is music for the entire family, with sounds that everyone enjoys and lyrics that parents appreciate. Contemporary Christian Music has become so popular that it has earned a "faith-oriented" category at the American Music Awards.

In 2001, album sales of Contemporary Christian Music grew by 13.5%, faster than any other genre of music. It is the sixth most popular music format in America, representing 7% of total U.S. album sales. We believe that this listener base has been underserved in terms of radio coverage, especially in the larger markets. We have launched thirteen FISH™ radio stations to take advantage of this opportunity.



Pass the Plate:
$747 million
Newsweek
Jesus Rocks!
CHRISTIAN ENTERTAINMENT MAKES A JOYFUL NOISE
HOT CONCERTS • BIG BOOKS • NEW MOVIES

In July 2001, Newsweek magazine featured the popularity and growth of Christian music in America. Captured on the cover was Salem's KLTY-FM hosted "Celebrate Freedom" Christian Rock Festival in Dallas, Texas. Over 170,000 people attended America's premier family marketing event to celebrate what has been called "The glorious rise of Christian pop."

37% of America's adult population

read the Bible at least weekly

and 42% attend

church services weekly.

Strength of a Message





TOP: *"I Still Do" celebration of marriage included 19,000 husbands and wives recommitting their wedding vows to each other. This conference was hosted by Family Life Today, which has aired on Salem stations for over 10 years.*

BOTTOM: *"Stand In the Gap," was one of the largest days of focused prayer in our nation's history as approximately one million people gathered from the west steps of the Capitol to the steps of the Lincoln Memorial, as many more listened to the live broadcast on WAVA-FM, Salem's Washington D.C. radio station.*

Audience: We have a listener base unlike any other in the radio broadcasting industry. Our listeners believe in our programs, our on-air personalities and advertisers. Many formats have loyal listeners who tune in to their favorite station each day. Listeners come to our stations, however, looking for more than entertaining radio; they come looking for a message and the answers to life's questions.

Proof of the size of our audience demand is shown through the lives of our listeners: 37% of America's adult population read the Bible at least weekly and 42% attend church services weekly. Religious formats are the third largest radio format in the US. Through programming that relates to the lives and beliefs of our audience, we are part of the American home on a daily basis. No other radio format transfers this trust between the station and its listener like religious radio does.

Loyalty: We have established relationships with our ministry partners that date back over twenty-five years, providing our business with great stability and consistency. These organizations have programs broadcast on forty-nine of our eighty-one stations. The exposure that our block programmers receive is very important to their survival and growth, and, as a result, we experience minimal cancellations. There are no other radio groups that provide these programmers with a comparable national platform.

Salem's core broadcasting revenues are stable and recession resilient due to the loyalty of our listening audience and the inherent long-term nature of block programming. Our block programming contracts are negotiated annually in advance, providing a predictable stream of revenues that are a key component of our business model. We rely less on traditional advertising revenue sources than other radio broadcasters and have therefore shown greater stability in times of recession.

Audience loyalty also has a positive effect on advertising customers. For many affinity advertisers, we are their best connection to their desired audience. For a religious publisher or a local Christian bookstore, Salem provides coverage not available from other radio broadcasters. This adds stability even in times of economic weakness.



Hawaii
⊖ Christian Teaching & Talk
□ Conservative News/Talk
△ Contemporary Christian Music
◆ Other Formats

as of 12/31/01

Our Radio Stations

Market	Station	Frequency
Arizona		
□ Phoenix	KCTK-AM	960
⊖ Phoenix	KPXQ-AM	1360
California		
△ Los Angeles	KFSH-FM	95.9
⊖ Los Angeles	KKLA-FM	99.5
□ Los Angeles	KRLA-AM	870
◆ Los Angeles	KXMX-AM	1190
⊖ Oxnard-Ventura	KDAR-FM	98.3
□ San Bernardino	KRLH-AM	590
⊖ Sacramento	KFIA-AM	710
□ Sacramento	KTKZ-AM	1380
△ Sacramento	KKFS-FM	105.5
□ San Diego	KCBQ-AM	1170
⊖ San Diego	KPRZ-AM	1210
⊖ San Francisco	KFAX-AM	1100
△ San Francisco	KSFB-FM	100.7
⊖ San Francisco	KSFB-AM	1220
Colorado		
△ Colorado Springs	KBIQ-FM	102.7
⊖ Colorado Springs	KGFT-FM	100.7
△ Denver-Boulder	KBJD-AM	1650
□ Denver-Boulder	KNUS-AM	710
⊖ Denver-Boulder	KRKS-FM	94.7
⊖ Denver-Boulder	KRKS-AM	990
Florida		
⊖ Tampa	WTBN-AM	570
⊖ Tampa	WTWD-AM	910
Georgia		
△ Atlanta	WFSH-FM	104.7
◆ Atlanta	WGKA-AM	1190
⊖ Atlanta	WLTA-AM	1400
⊖ Atlanta	WNIV-AM	970
Hawaii		
⊖ Honolulu	KAIM-AM	870
△ Honolulu	KAIM-FM	95.5
□ Honolulu	KGU-AM	760
◆ Honolulu	KHNR-AM	650
Illinois		
⊖ Chicago	WYLL-AM	1160
△ Chicago	WZFS-FM	106.7
Kentucky		
⊖ Louisville	WLSY-FM	94.7
⊖ Louisville	WFIA-AM	900
□ Louisville	WGTK-AM	970
△ Louisville	WRVI-FM	105.9
Massachusetts		
⊖ Boston	WEZE-AM	590
⊖ Boston	WROL-AM	950
Maryland		
⊖ Baltimore	WITH-AM	1230
Minnesota		
⊖ Minneapolis-St.Paul	KKMS-AM	980
⊖ Minneapolis-St.Paul	KYCR-AM	1570
□ Minneapolis-St.Paul	WWTC-AM	1280
New York		
⊖ New York	WWDJ-AM	970
⊖ New York	WMCA-AM	570
Ohio		
◆ Cincinnati	WBOB-AM	1160
⊖ Cincinnati	WTSJ-AM	1050
◆ Cincinnati	WYGY-FM	96.5
△ Cleveland	WFHM-FM	95.5
⊖ Cleveland	WCCD-AM	1000
⊖ Cleveland	WHK-AM	1220
◆ Cleveland	WKNR-AM	850
⊖ Columbus	WRFD-AM	880
⊖ Youngstown-Warren	WHKW-AM	1440
Oregon		
⊖ Portland	KPDQ-AM	800
⊖ Portland	KPDQ-FM	93.7
△ Portland	KFIS-FM	104.1
Pennsylvania		
⊖ Philadelphia	WFIL-AM	560
⊖ Philadelphia	WZZD-AM	990
⊖ Pittsburgh	WORD-FM	101.5
⊖ Pittsburgh	WPIT-AM	730
Tennessee		
◆ Nashville	WBOZ-FM	104.9
◆ Nashville	WVRY-FM	105.1
Texas		
△ Dallas-Fort Worth	KLTY-FM	94.9
⊖ Dallas-Fort Worth	KSKY-AM	660
⊖ Dallas-Fort Worth	KWRD-FM	100.7
⊖ Houston-Galveston	KKHT-AM	1070
⊖ Houston-Galveston	KTEK-AM	1110
◆ San Antonio	KLUP-AM	930
⊖ San Antonio	KSLR-AM	630
⊖ Tyler-Longview	KPXI-FM	100.7
Virginia		
⊖ Richmond	WBTK-AM	1380
Washington, D.C.		
⊖ Washington, D.C.	WABS-AM	780
⊖ Washington, D.C.	WAVA-FM	105.1
Washington		
⊖ Seattle-Tacoma	KGNW-AM	820
◆ Seattle-Tacoma	KKMO-AM	1360
□ Seattle-Tacoma	KKOL-AM	1300
⊖ Seattle-Tacoma	KLFE-AM	1590
Wisconsin		
⊖ Milwaukee-Racine	WRRD-AM	540
△ Milwaukee-Racine	WFZH-FM	105.3

Growth
of a Voice

Clustering: The Telecommunication Act of 1996 allowed radio station operators to own up to eight stations in a particular market for the first time. This deregulation led to a period of significant industry consolidation, as radio operators built clusters of radio stations. Clustering brought significant economic benefits, allowing operators to both maximize revenues and minimize costs while serving listeners better.

Acquisitions: Salem's acquisition strategy is focused on the largest U.S. markets. We have built a national presence, including fifty-six radio stations in twenty-two of the top twenty-five markets. We are currently the third largest radio broadcaster in the top twenty-five radio markets.

Our current broadcasting portfolio includes eighteen stations in the early stages of launch and fifteen that are in development. We are in a position to deliver substantial revenue and cash flow growth, with or without an economic recovery.

The FISH™: Contemporary Christian Music is proving to be a successful new growth initiative for Salem. Through the launch of The FISH™ we have been able to target both general market and affinity advertisers. In 2001, Salem launched six new Contemporary Christian Music (CCM) formatted stations bringing the total to thirteen. With a focus on the largest audiences, CCM stations have been launched in Los Angeles, Atlanta, Dallas, Chicago, Cleveland, Sacramento, Portland and Milwaukee.


43
46
52
76
81
1997
1998
1999
2000
2001

Station Growth


Number of Stations
149
111
56
47
32
29
22
20
18
Clear Channel
Infinity
Salem
ABC
Hispanic
Radio One
Cox
Entercom
Entravision

Strong Top 25 Market Presence

Our growth since going public,

from 45 to 81 radio stations,

has given us a true national platform.

This critical mass is driving

strong growth

in our national businesses.

~ Ed Atsinger

National Network
& Sales Representatives

Salem Radio Network®: Through the sale of programming products, Salem Radio Network® expands our broadcast coverage to markets where we do not own stations. We have grown to become the largest network serving religious radio. Salem Radio Network® (SRN) currently serves over 1,600 affiliates in 220 markets, allowing us to offer our advertisers a growing national audience.

SRN is divided into three segments: SRN Talk, SRN News and SRN Music. Our long-form talk shows are hosted by gifted communicators, who themselves are frequent guests on programs such as CNN's Larry King Live, Crossfire and Nightline. SRN News offers a comprehensive news package that is grounded in a Judeo-Christian worldview. SRN Music provides our affiliates with many formats of music: Contemporary Christian Music, Solid Gospel Radio, Today's Christian Music and The Word in Praise.

When Americans are listening to conservative news/talk or Christian/inspirational music, they are listening to Salem.

Salem Radio Representatives: (SRR) is the country's largest radio representative firm dedicated to helping businesses and organizations reach their marketing objectives through religious radio. The advertising sales inventory and the national spot business of our stations and our network products is sold through SRR. With the significantly increased number of Salem-owned stations and network affiliates, SRR can offer our advertising sales customers an extraordinary level of national coverage. This coverage allows us to attract large new advertisers while expanding our business with existing advertisers.

As a result of our national platform of radio stations, we have reached a critical mass that is driving strong growth in our national businesses. We expect to continue this trend.


142
403
460
605
764
972
1290
1422
1600
1993
1994
1995
1996
1997
1998
1999
2000
2001

Affiliate Station Growth



sonicplace.com
Celebrate the Music Maker!
Urban Gospel
Pop/Rock
Praise and Worship
Southern Gospel
REGISTER

Salem Communications' online strategy centers on OnePlace.com serving as both a complement to and extension of the Company's core radio broadcasting business. SonicPlace.com is the Internet's preeminent site for Christian music, featuring live streams of the Web's most listened to Christian music stations.



ccm
BRICK BY MICHAEL W. SMITH
MIXES PAST AND PRESENT
AS PRAISE & WORSHIP MUSIC
TURNS ANOTHER CORNER



POINT OF GRACE
PLUS
U2 LIVE



THIRD DAY'S NEW DVD | DC TALK'S MICHAEL TAIT SCORES
ccm
PFR
Rises Again
PLUS ONE
Live in Concert
CeCe Winans
What This Woman Wants

The Company's flagship publication, CCM Magazine®, supports our efforts in the growth of contemporary Christian music with a monthly consumer magazine focusing on information about artists, tours and new releases.

Non-Broadcast Media

OnePlace.com: Salem is the leading provider of online streaming for religious ministries and Christian music. Our strategy centers on OnePlace.com serving as both a complement to and an extension of the Company's core radio broadcasting business. We provide audio streaming for ninety ministries, which offer 125 talk radio programs. Through this web access, Salem also allows our block programmers to be interactive with their audience.

Our focus at OnePlace.com has been to reach profitability and to establish a firm financial foundation for this business. During 2001, we streamlined the Internet business and focused solely on radio streaming via the Internet. As a result, losses decreased dramatically throughout the year and, as predicted, our non-media business reached breakeven in the fourth quarter of 2001.

CCM Magazines: We have extended our leadership in the distribution of Christian content through print media as well. CCM Communications has four consumer and trade publications with combined subscriptions of approximately 85,000. With its focus on the Contemporary Christian Music community and its listeners, CCM Communications is positioned to drive revenue growth through content integration and cross-promotion with our core radio business.

2001 Financial Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________ TO ______________

COMMISSION FILE NUMBER 000-26497

SALEM COMMUNICATIONS CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

SALEM COMMUNICATIONS

DELAWARE (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	**77-0121400** (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
4880 SANTA ROSA ROAD, SUITE 300 **CAMARILLO, CALIFORNIA** (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	**93012** (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (805) 987-0400

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Class A common stock, $0.01 par value per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Aggregate market value of voting common stock held by non-affiliates of the registrant based upon the average bid and asked price of its Class A common stock, on March 22, 2002, on the Nasdaq National Market System was approximately $210,177,564.

As of March 22, 2002 there were 17,907,317 shares of Class A common stock and 5,553,696 shares of Class B common stock of Salem Communications Corporation outstanding.

TABLE OF CONTENTS

ITEM 1. BUSINESS.

FORWARD-LOOKING STATEMENTS

From time to time, in both written reports (such as this report) and oral statements, Salem Communications Corporation ("Salem" or the "company," including references to Salem by "we," "us" and "our") makes "forward-looking statements" within the meaning of Federal and state securities laws. Disclosures that use words such as the company "believes," "anticipates," "expects," "may" or "plans" and similar expressions are intended to identify forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the company's current expectations and are based upon data available to the company at the time of the statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. These risks as well as other risks and uncertainties are detailed below at "CERTAIN FACTORS AFFECTING SALEM" and from time to time in Salem's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Forward-looking statements made in this report speak as of the date hereof. The company undertakes no obligation to update or revise any forward-looking statements made in this report. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by Salem about its business. These projections or forward-looking statements fall under the safe harbors of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act").

All metropolitan statistical area ("MSA") rank information used in this report is from the Fall 2001 Radio Market Survey Schedule & Population Rankings published by The Arbitron Company, excluding the Commonwealth of Puerto Rico. According to the Radio Market Survey, the population estimates used were based upon 2000 U.S. Bureau Census estimates updated and projected to January 2002 by Market Statistics, based on the data from Sales & Marketing Management's 2001 "Survey of Buying Power."

GENERAL

We believe that we are the largest U.S. radio broadcasting company, measured by number of stations and audience coverage, providing programming targeted at audiences interested in religious and family themes. Our core business is the ownership and operation of radio stations in large metropolitan markets. We own and operate 82 radio stations, including 57 stations in 22 of the top 25 markets. This makes us the sixth largest operator measured by number of stations overall and the third largest operator measured by number of stations in the top 25 markets. In addition, management believes that we are the thirteenth largest radio broadcaster measured by net broadcasting revenues for the year ended December 31, 2001. We also own Salem Radio Network®, which we believe to be a leading developer, producer and syndicator of religious and family issues oriented talk, news and music, but not of general broadcast programming, with over 1,600 affiliated radio stations. In addition, we own complementary Internet and publishing businesses.

Our business strategy is to expand and improve our national radio platform in order to deliver compelling content to audiences interested in religious and family issues. We primarily program our stations with our Christian teaching and talk format which is talk programming with religious and family themes. We also feature conservative news/talk and contemporary Christian music formats. Salem Radio Network® supports our strategy by enabling us to offer a variety of program content on our radio stations.

Both our chief executive officer and our chairman are career radio broadcasters who have owned and operated radio stations for over 25 years. Our management team has successfully executed a strategy of identifying, acquiring and operating radio stations.

We continue to seek new ways to expand and integrate our distribution and content capabilities. We have acquired magazine, Internet and software businesses that direct their content to persons with interests that are similar to those of our primary radio audience. We will continue to pursue acquisitions of new media and other businesses that serve our audience. We plan to use these businesses, together with our radio stations and network, to attract, grow and retain a larger audience and customer base.

Salem Communications Corporation was formed in 1986 as a California corporation and was reincorporated in Delaware in 1999. Salem Communications Holding Corporation ("HoldCo") was formed as a wholly-owned subsidiary of Salem Communications Corporation in May 2000. In May 2000, Salem Communications Corporation formed an additional wholly-owned subsidiary, Salem Communications Acquisition Corporation ("AcqCo"), which has since acquired nine radio stations through its wholly-owned subsidiary SCA License Corporation. In August 2000, Salem Communications Corporation assigned substantially all of its assets and liabilities (other than stock of HoldCo and AcqCo) to HoldCo.

On June 15, 2001, HoldCo effected a dividend to Salem Communications Corporation of HoldCo's publishing and Internet businesses. This transaction was effected as a dividend of the capital stock and membership interests, respectively, of HoldCo's wholly-owned subsidiaries CCM Communications, Inc. and OnePlace, LLC. As a result, CCM and OnePlace became direct subsidiaries of Salem Communications Corporation. CCM and OnePlace continue to be guarantors of borrowings under HoldCo's credit facility and of HoldCo's existing 9½% notes. Salem Communications Corporation and all of its subsidiaries (other than HoldCo) are guarantors of the borrowings under HoldCo's credit facility and HoldCo's 9½% notes and 9% notes.

DEVELOPMENT OF THE BUSINESS

In 2001, we completed the purchase of the following radio stations:

Date	Market	Station	MSA Rank (1)	Purchase Price
February 2, 2001	Chicago, IL	WXRT-AM (now WYLL-AM)	3	$ 29,000,000
February 16, 2001	Minneapolis, MN	WWTC-AM	15	4,882,000
February 16, 2001	Milwaukee, WI	WZER-AM (now WRRD-AM)	31	2,018,000
March 9, 2001	Youngstown-Warren, OH	WRBP-AM (now WHKW-AM)	107	500,000
March 16, 2001	Louisville, KY	WFIA-AM	54	1,750,000
April 1, 2001	Boston, MA	WROL-AM	8	10,930,000
July 2, 2001	Cleveland, OH	WCLV-FM (now WFHM-FM)	24	40,500,000
July 13, 2001	Richmond, VA	WVBB-AM (now WBTK-AM)	55	737,000
July 16, 2001	San Francisco, CA	KBZS-AM (now KSFB-AM)	4	8,500,000
October 17, 2001	Tampa, FL	WTBN-AM	20	6,746,000
October 22, 2001	Milwaukee, WI	WFZH-FM	31	6,500,000
December 26, 2001	Los Angeles, CA	KSZZ-AM (now KRLH-AM)	2	5,000,000
				$ 117,063,000

On January 17, 2001, we sold the assets of radio station KALC-FM, Denver, Colorado for approximately $100 million. The net proceeds were placed in an account with a qualified intermediary under a like-kind exchange agreement in order to preserve our ability to effect a tax–deferred exchange, which was completed on July 16, 2001.

On May 1, 2001, we acquired the assets of the Dame-Gallagher Networks, LLC, including the syndicated radio program *The Mike Gallagher Show* for $3.0 million in cash and $1.3 million in a non-interest bearing promissory note payable in two equal installments due January 2002 and 2003. The first installment was paid in December 2001.

On May 17, 2001, we entered into a local marketing agreement whereby we operate KLNA-FM (now KKFS-FM), Sacramento, California. We acquired the assets of the radio station for $8.7 million on January 11, 2002.

In June 2001, HoldCo, our wholly-owned subsidiary, completed an offering of $150.0 million 9% senior subordinated notes and used the net proceeds of the offering to repay approximately $145.5 million of borrowings under the credit facility.

On July 2, 2001, we sold the assets of radio stations WHKK-AM, Cleveland, Ohio, and WHK-FM, Canton, Ohio, for $30.0 million. The net proceeds were placed in an account with a qualified intermediary under a like-kind exchange agreement in order to preserve our ability to effect a tax-deferred exchange, which was completed on December 29, 2001.

On July 27, 2001, we agreed to acquire the assets of radio station KJUN-FM, Portland, Oregon, for $35.8 million. We began to operate this radio station under a local marketing agreement on September 1, 2001. We anticipate this transaction to close in 2002.

On August 1, 2001, we purchased the property and building housing our corporate headquarters for $6.6 million.

On December 27, 2001, we sold the assets of radio station KEZY-AM, San Bernardino, California for $4.0 million to a corporation owned by one of our Board members. The acquiring corporation had been operating the station under a local marketing agreement since September 14, 2001. This transaction is described in "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in Part III, Item 13 of this report. The net proceeds were placed in an account with a qualified intermediary under a like-kind exchange agreement in order to preserve our ability to effect a tax-deferred exchange.

On December 31, 2001, we sold the assets of radio station WHLO-AM, Akron, Ohio for $4.5 million. The net proceeds were placed in an account with a qualified intermediary under a like-kind exchange agreement in order to preserve our ability to effect a tax-deferred exchange.

(1) "MSA" means metropolitan statistical area.

RADIO STATIONS

After completing our pending transactions, the company will own and/or operate a national portfolio of 82 radio stations in 35 markets, including 25 FM stations and 57 AM stations. The following table sets forth information about each of Salem's stations, in order of market size:

Market (1)	MSA Rank (2)	Station Call Letters	Year Acquired	Format
New York, NY (3)	1	WMCA-AM	1989	Christian Teaching and Talk
		WWDJ-AM	1994	Christian Teaching and Talk
Los Angeles, CA	2	KKLA-FM	1985	Christian Teaching and Talk
		KRLA-AM	1998	Conservative News/Talk
		KFSH-FM	2000	Contemporary Christian Music
		KXMX-AM	2000	Ethnic Brokered Programming
Chicago, IL	3	WZFS-FM	1990	Contemporary Christian Music
		WYLL-AM	2001	Christian Teaching and Talk
San Francisco, CA	4	KFAX-AM	1984	Christian Teaching and Talk
		KSFB-FM	2000	Contemporary Christian Music
		KSFB-AM	2001	Christian Teaching and Talk
Dallas-Fort Worth, TX	5	KLTY-FM	1996	Contemporary Christian Music
		KWRD-FM	2000	Christian Teaching and Talk
		KSKY-AM	2000	Christian Teaching and Talk
Philadelphia, PA	6	WFIL-AM	1993	Christian Teaching and Talk
		WZZD-AM	1994	Christian Teaching and Talk
Washington, D.C.	7	WAVA-FM	1992	Christian Teaching and Talk
		WABS-AM	2000	Christian Teaching and Talk
Boston, MA	8	WEZE-AM	1997	Christian Teaching and Talk
		WROL-AM	2001	Christian Teaching and Talk
Houston–Galveston, TX	9	KKHT-AM	1995	Christian Teaching and Talk
		KTEK-AM	1998	Christian Teaching and Talk
Atlanta, GA	11	WNIV-AM	2000	Christian Teaching and Talk
		WLTA-AM	2000	Christian Teaching and Talk
		WGKA-AM	2000	Southern Gospel
		WFSH-FM	2000	Contemporary Christian Music
Seattle–Tacoma, WA	13	KGNW-AM	1986	Christian Teaching and Talk
		KLFE-AM	1994	Christian Teaching and Talk
		KKMO-AM	1998	Spanish Language Programming
		KKOL-AM	1999	Conservative News/Talk
		KIKN-AM	2002	Conservative News/Talk
Phoenix, AZ	14	KCTK-AM	1996	Conservative News/Talk
		KPXQ-AM	1999	Christian Teaching and Talk
Minneapolis–St. Paul, MN	15	KKMS-AM	1996	Christian Teaching and Talk
		KYCR-AM	1998	Christian Teaching and Talk
		WWTC-AM	2001	Conservative News/Talk
San Diego, CA	16	KPRZ-AM	1987	Christian Teaching and Talk
		KCBQ-AM	2000	Conservative News/Talk
Baltimore, MD	19	WITH-AM	1997 (4)	Christian Teaching and Talk
Tampa, FL	20	WTWD-AM	2000	Christian Teaching and Talk
		WTBN-AM	2001 (5)	Christian Teaching and Talk
Denver–Boulder, CO	21	KRKS-FM	1993	Christian Teaching and Talk
		KRKS-AM	1994	Christian Teaching and Talk
		KNUS-AM	1996	Conservative News/Talk
		KBJD-AM	1999	Contemporary Christian Music
Pittsburgh, PA	22	WORD-FM	1993	Christian Teaching and Talk
		WPIT-AM	1993	Christian Teaching and Talk
Portland, OR	23	KPDQ-FM	1986	Christian Teaching and Talk
		KPDQ-AM	1986	Christian Teaching and Talk
		KFIS-FM	2001 (6)	Contemporary Christian Music
Cleveland, OH (6)	24	WCCD-AM	1997	Christian Teaching and Talk
		WHK-AM	2000	Christian Teaching and Talk
		WKNR-AM	2000	Sports/Talk
		WFHM-FM	2001	Contemporary Christian Music

Market (1)	MSA Rank (2)	Station Call Letters	Year Acquired	Format
Cincinnati, OH	25	WTSJ-AM	1997	Christian Teaching and Talk
		WBOB-AM	2000	Sports/Talk
		WYGY-FM	2000	Country
Sacramento, CA	26	KFIA-AM	1995	Christian Teaching and Talk
		KTKZ-AM	1997	Conservative News/Talk
		KKFS-FM	2002	Contemporary Christian Music
Riverside–San Bernardino, CA	27	KRLH-AM	2001	Christian Teaching and Talk
San Antonio, TX	30	KSLR-AM	1994	Christian Teaching and Talk
		KLUP-AM	2000	Adult Nostalgia
Milwaukee, WI	31	WRRD-AM	2001	Christian Teaching and Talk
		WFZH-FM	2001	Contemporary Christian Music
Columbus, OH	35	WRFD-AM	1987	Christian Teaching and Talk
Nashville, TN	43	WBOZ-FM	2000	Southern Gospel
		WVRY-FM	2000	Southern Gospel
Louisville, KY	54	WLSY-FM	1999	Christian Teaching and Talk
		WRVI-FM	1999	Contemporary Christian Music
		WGTK-AM	2000	Conservative News/Talk
		WFIA-AM	2001	Christian Teaching and Talk
Richmond, VA	55	WBTK-AM	2001	Christian Teaching and Talk
Honolulu, HI	61	KAIM-AM	2000	Christian Teaching and Talk
		KAIM-FM	2000	Contemporary Christian Music
		KGU-AM	2000	Conservative News/Talk
		KHNR-AM	2000	News/Talk
Colorado Springs, CO	95	KGFT-FM	1996	Christian Teaching and Talk
		KBIQ-FM	1996	Contemporary Christian Music
Youngstown-Warren, OH	107	WHKW-AM	2001	Christian Teaching and Talk
Oxnard, CA	114	KDAR-FM	1974	Christian Teaching and Talk
Tyler-Longview, TX	145	KPXI-FM	2000 (7)	Christian Teaching and Talk

(1) Actual city of license may differ from metropolitan market served.

(2) "MSA" means metropolitan statistical area.

(3) This market includes the Nassau-Suffolk, NY Metro market which independently has a MSA rank of 17.

(4) WITH-AM is simulcast with WAVA-FM, Washington, D.C.

(5) WTBN-AM is simulcast with WTWD-AM, Tampa, FL.

(6) We operate this station pursuant to a local marketing agreement and will do so until we complete its acquisition.

(7) KPXI-FM is simulcast with KWRD-FM, Dallas-Fort Worth, TX.

PROGRAM REVENUE. For the year ended December 31, 2001, we derived 25.8% and 14.7% of our gross revenue, or $37.8 million and $21.5 million, respectively, from the sale of nationally syndicated and local block program time. We derive nationally syndicated program revenue from a programming customer base consisting primarily of geographically diverse, well-established non-profit religious and educational organizations that purchase time on stations in a large number of markets in the United States. Nationally syndicated program producers typically purchase 13, 26 or 52 minute blocks on a Monday through Friday basis and may offer supplemental programming for weekend release. We obtain local program revenue from community organizations and churches that typically purchase time primarily for weekend release and from local speakers who purchase daily releases. We have been successful in assisting quality local programs to expand into national syndication.

ADVERTISING REVENUE. For the year ended December 31, 2001, we derived 39.8% of our gross revenue, or $58.1 million from the sale of local spot advertising and 5.0% of our gross revenue, or $7.3 million from the sale of national spot advertising.

OPERATIONS. Each of the radio markets in which we have a presence has a general manager who is responsible for day-to-day operations, local spot advertising sales and, where applicable, local program sales for all of our stations in the market. We pay our general managers a base salary plus a percentage of the respective station's net operating income. For each station we also have a staff of full and part-time engineering, programming and sales personnel. We pay our sales staff on a commission basis.

We have decentralized our operations in response to the rapid growth we have experienced in recent years. Our operations vice presidents, some of whom are also station general managers, oversee several markets on a regional basis. Our operations vice presidents are experienced radio broadcasters with expertise in sales, programming and production. We will continue to rely on this strategy of decentralization and encourage operations vice presidents to apply innovative techniques to the operations they oversee which, if successful, can be implemented in our other stations.

Our corporate headquarters personnel oversee the placement and rate negotiation for all nationally syndicated programs. Centralized oversight of this component of company revenue is necessary because our key program customers purchase time in many of our markets. Corporate headquarters personnel also are responsible for centralized reporting and financial functions, human resources, engineering oversight and other support functions designed to provide resources to local management.

We believe that the listening audiences for our radio stations formatted with our primary format, which provide the financial support for program producers purchasing time on these stations, are responsive to affinity advertisers that promote products targeted to audiences interested in religious and family issues and are receptive to direct response appeals such as those offered through infomercials. All of such stations have affinity advertising customers in their respective markets. Local church groups and many community organizations such as rescue missions and family crisis support services can often effectively reach their natural constituencies by advertising on religious format stations. Advertising is also purchased by local and nationally affiliated religious bookstores, publishers specializing in inspirational and religious literature and other businesses that desire to specifically target audiences interested in religious and family issues. Our stations generate spot advertising revenue from general market advertisers.

SALEM RADIO NETWORK®

In 1993, we established Salem Radio Network® in connection with our acquisition of certain assets of the former CBN Radio Network. Establishment of Salem Radio Network® was a part of our overall business strategy to develop a national network of affiliated radio stations anchored by our owned and operated radio stations in major markets. Salem Radio Network® which is headquartered in Dallas, develops, produces and syndicates a broad range of programming specifically targeted to religious and family issues talk and music stations as well as general market news/talk stations. Currently, we have rights to eight full-time satellite channels and all Salem Radio Network® product is delivered to affiliates via satellite.

Salem Radio Network® has more than 1,600 affiliate stations, including our owned and operated stations, that broadcast one or more of the offered programming options. These programming options feature talk shows, news and music. Network operations also include commission revenue of Salem Radio Representatives from unaffiliated customers and an allocation of operating expenses estimated to relate to such commissions. Salem Radio Network's® gross revenue, including commission revenue for Salem Radio Representatives, for the year ended December 31, 2001 was $12.1 million.

SALEM RADIO REPRESENTATIVES. We established Salem Radio Representatives in 1992 as a sales representation company specializing in placing national advertising on religious format radio stations. Salem Radio Network® has an exclusive relationship with Salem Radio Representatives for the sale of available Salem Radio Network® spot advertising. Salem Radio Representatives receives a commission on all Salem Radio Network® sales. Salem Radio Representatives also contracts with individual radio stations to sell air time to national advertisers desiring to include selected company stations in national buys covering multiple markets.

OTHER MEDIA

INTERNET. In 1999 we established an Internet business, OnePlace, in connection with our purchase of the assets of OnePlace, LLC, AudioCentral, GospelMedia Network (which was sold in 2000) and Involved Christian Radio Network. OnePlace's activities enhance and support our core radio strategy by providing on-demand audio streaming for Salem's program producers. The OnePlace business model mirrors our radio station business model: revenue from ministries and advertising (banners and sponsorships). We also introduced SonicPlace.com, which provides on-demand audio streaming for Salem's Christian music channels.

PUBLISHING. In 1999, we purchased CCM Communications, Inc. ("CCM"). CCM, based in Nashville, Tennessee, has published magazines since 1978 which follow the contemporary Christian music industry. CCM's flagship publication, CCM Magazine®, is a monthly music magazine offering interviews with artists, issue-oriented features, album reviews and concert schedules. Through CCM's trade publications, we are uniquely positioned to track contemporary Christian music audience trends.

SATELLITE RADIO. In August 1998, we expanded our reach by entering into an exclusive agreement with XM Satellite Radio, Inc. to develop, produce, supply and market religious and family issues audio programming which will be distributed by a subscriber-based satellite digital audio radio service. XM Satellite Radio, Inc. is one of two Federal Communications Commission ("FCC") licensees for this service and it has the capability of providing up to 100 channels of audio programming. We have agreed to provide religious and family themes talk programming on one channel and youth and adult religious music programming on two additional channels.

COMPETITION

RADIO. The radio broadcasting industry, including the religious and family themes format segment of this industry, is a highly competitive business. The financial success of each of our radio stations that features the religious and family issues format is dependent, to a significant degree, upon its ability to generate revenue from the sale of block program time to national and local religious and educational organizations. We compete for this program revenue with a number of different commercial and noncommercial radio station licensees. While no group owner in the United States specializing in the religious format approaches Salem in size of potential listening audience and presence in major markets, religious format stations exist and enjoy varying degrees of prominence and success in all markets.

We also compete for revenue in the spot advertising market with other commercial religious format and general format radio station licensees. We compete in the spot advertising market with other media as well, including broadcast television, cable television, newspapers, magazines, direct mail and billboard advertising.

Competition may also come from new media technologies and services that are being developed or introduced. These include delivery of audio programming by cable television and satellite systems, digital audio radio services, the Internet, personal communications services and the authorization by the FCC of a new service of low powered, limited coverage FM radio stations. Digital audio broadcasting may deliver multiformat digital radio services by satellite to national and regional audiences. The quality of programming delivered by digital audio broadcasting would be equivalent to compact disc.

The delivery of live and stored audio programming through the Internet has also created new competition. In addition, the anticipated commencement of satellite delivered digital audio radio services, which are intended to deliver multiple audio programming formats to local and national audiences, may create additional competition. We have attempted to address these existing and potential competitive threats through OnePlace and through our exclusive arrangement to provide religious and family issues talk and music formats on one of the two FCC licensees of satellite digital audio radio services.

NETWORK. Salem Radio Network® competes with other commercial radio networks that offer news and talk programming to religious and general format stations and two noncommercial networks that offer religious music formats. Salem Radio Network® also competes with other radio networks for the services of talk show personalities.

OTHER MEDIA. Our magazines compete for readers and advertisers with other publications that follow the religious music industry and publications that address themes of interest to church leadership. Our Internet business competes with other companies that deliver on-line audio programming.

EMPLOYEES

At March 1, 2002, Salem employed 990 full-time and 390 part-time employees. None of Salem's employees are covered by collective bargaining agreements, and we consider our relations with our employees to be good.

CERTAIN FACTORS AFFECTING SALEM

We may not pursue potentially more profitable business opportunities outside of our religious and family themes formats which may have a material adverse effect on our business.

We are fundamentally committed to broadcasting formats emphasizing religious and family themes. We may not switch to other formats or pursue potentially more profitable business opportunities in response to changing audience preferences. We do not intend to pursue business opportunities that would conflict with our core commitment to religious and family themes formats even if such opportunities would be more profitable. Our decision not to pursue other formats might result in lower operating revenues than we might otherwise achieve.

If we are unable to successfully execute our acquisition strategy, our business may not continue to grow as expected.

We intend to continue to acquire radio stations as well as other complementary media businesses. Our acquisition strategy has been, and will continue to focus on, the acquisition of strong signal stations in the top 25 markets. However, we may not be able to successfully identify and consummate future acquisitions, and stations that we do acquire may not increase our broadcast cash flow or yield other anticipated benefits. Acquisitions in markets in which we already have a presence may not increase our broadcast cash flow due to saturation of audience demand. Acquisitions in smaller markets may have less potential to increase operating revenues. Our failure to execute our acquisition strategy successfully in the future could limit our ability to continue to grow in terms of number of stations or profitability.

We may be unable to integrate the operations and management of acquired stations, which could have a material adverse effect on our business and operating results.

Since January 1, 2001 we acquired or agreed to acquire and/or operate 14 radio stations and we expect to make acquisitions of other stations and station groups in the future.

We cannot assure you that we will be able to integrate successfully the operations or management of acquired stations, or the operations or management of stations that might be acquired in the future. Acquisitions of stations will require us to manage a significantly larger and likely more geographically diverse radio station portfolio than historically has been the case. Our inability to integrate and manage newly acquired stations successfully could have a material adverse effect on our business and operating results.

If we are unable to implement our cluster strategy, we may not realize anticipated operating efficiencies.

As part of our operating strategy, we attempt to realize efficiencies of operating costs and cross-selling of programming and advertising by clustering the operations of two or more radio stations in a single market. However, there can be no assurances that this operating strategy will be successful. Furthermore, we cannot assure you that the clustering of radio stations in one market will not result in downward pressure on advertising and programming rates at one or more of the existing or new radio stations within the cluster. There can be no assurance that any of our stations will be able to maintain or increase its current listening audience and operating revenue in circumstances where we implement our clustering strategy.

Additionally, FCC rules and policies allow a broadcaster to own a number of radio stations in a given market and permit, within limits, joint arrangements with other stations in a market relating to programming, advertising sales and station operations. We believe that radio stations that elect to take advantage of these clustering opportunities may, in certain circumstances, have lower operating costs and may be able to offer advertisers more attractive rates and services. The future development of our business in new markets, as well as the maintenance of our business growth in those markets in which we do not currently have radio station clusters, may be negatively impacted by competitors who are taking advantage of these clustering opportunities by operating multiple radio stations within markets.

The restrictions on ownership of multiple stations in each market may prevent us from implementing our cluster strategy.

As part of our growth strategy, we seek to acquire additional radio stations in markets in which we already have existing stations. However, our ability to acquire, operate and integrate any such future acquisition as part of a cluster may be limited by antitrust and FCC regulations affecting acquisitions where the proposed buyer or manager already owns one or more radio stations in the relevant market. We cannot predict whether the Department of Justice ("DOJ"), the Federal Trade Commission ("FTC") or a private party will challenge a proposed acquisition, and such challenges could affect our ability to implement our cluster acquisition strategy.

Government regulation of the broadcasting industry by the FTC and DOJ may limit our ability to acquire or dispose of radio stations.

The FTC and the DOJ evaluate transactions to determine whether those transactions should be challenged under federal antitrust laws. We are aware that the FTC and the DOJ have been increasingly active in their review of radio station acquisitions. This is particularly the case when a radio broadcast company proposes to acquire an additional station in an existing market. As we have gained a presence in a greater number of markets and a greater percentage of the top 25 markets, our future proposed transactions may more frequently be subject to more aggressive review by the FTC or the DOJ due to market concentration concerns. This increased level of review may be accentuated in instances where we propose to engage in a transaction with parties who themselves have multiple stations in the relevant market. The FCC might not approve a proposed radio station acquisition or disposition when the DOJ has expressed market concentration concerns with respect to the buy or sell side of a given transaction, even if the proposed transaction would otherwise comply with the FCC's numerical limits on in-market ownership. We cannot be sure that the DOJ or the FTC will not seek to prohibit or require the restructuring of our future acquisitions on these or other bases.

If we are not able to obtain financing or generate sufficient cash flows from operations, we may be unable to fund future acquisitions.

We will require significant financing to fund our acquisition strategy and implement our business plan. This financing may not be available to us. The availability of funds under the credit facility at any time will be dependent upon, among other factors, our ability to satisfy financial covenants. Our future operating performance will be subject to financial, economic, business, competitive, regulatory and other factors, many of which are beyond our control. Accordingly, we cannot assure you that our future cash flows or borrowing capacity will be sufficient to allow us to complete future acquisitions or implement our business plan, which could have a material adverse effect on our business and results of operations.

If we cannot attract the anticipated listener and advertiser base for our new formats, we may not recoup associated launch costs or achieve profitability for stations broadcasting in these formats.

We have launched music formats, including a contemporary Christian music format called The Fish™, as well as a conservative news/talk format, in several markets. We have traditionally relied on Christian teaching and talk block programming as the primary source of our revenue and there is no guarantee that the implementation of these new formats will attract a sufficient listener and advertiser base. Our strategy to launch and develop new formats is unproven and may not result in any significant revenues or net income. Our management may be unable to successfully market these additional formats due to less operational experience compared to Christian teaching and talk formats. In addition, the introduction of these new formats involves significant promotional costs which will negatively impact our profitability.

If we do not maintain or increase our block program revenue share compared to other broadcast companies, our business and operating results may be adversely affected.

The financial success of each of our radio stations that features Christian teaching and talk programming is dependent, to a significant degree, upon our ability to generate revenue from the sale of block program time to national and local religious organizations, which currently accounts for more than 40% of our revenue. We compete for this program revenue with a number of commercial and non-commercial radio stations. Due to the significant competition for this block programming, we cannot be sure that we will be able to maintain or increase our current block programming revenue.

If we are unable to maintain or grow our advertising revenue share compared to other broadcast and media companies, our business and operating results may be adversely affected.

In the advertising market, we compete for revenue with other commercial religious format and general format radio stations, as well as with other media, including broadcast and cable television, newspapers, magazines, direct mail and billboard advertising. Our radio stations with our contemporary Christian music and conservative news/talk formats are substantially dependent upon advertising for their revenues. Due to this significant competition, we cannot be sure that we will be able to maintain or increase our current advertising revenue.

A general economic downturn could negatively impact our ability to generate advertising revenue.

We derive a substantial part of our revenues from the sale of advertising on our radio stations. For the years ended December 31, 2001, 2000 and 1999, 44.8%, 40.5%, and 37.3% of our broadcast revenues, respectively, were generated from the sale of advertising. Because advertisers generally reduce their spending during economic downturns, we could be adversely affected by a national recession. In addition, because a substantial portion of our revenues are derived from local advertisers, our ability to generate advertising revenues in specific markets could be adversely affected by local or regional economic downturns. We are particularly dependent on advertising revenue from the Los Angeles, Dallas and New York markets, which generated 8.2%, 6.7% and 1.9%, respectively, of our gross broadcast revenues in 2001.

Acts of war and terrorism may reduce our advertising revenue and have other negative effects on our business.

In response to the September 11, 2001 terrorist attacks on New York City and Washington, D.C., we increased our news and community service programming, which decreased the amount of broadcast time available for commercial advertising. In addition, these events caused advertisers to cancel advertisements on our stations. Acts of war and terrorism against the United States, and the country's response thereto, including current military operations in Afghanistan, may also cause a general slowdown in the U.S. advertising market, which could cause our advertising revenues to decline due to advertising cancellations, delays or defaults in payment for advertising time, and other factors. In addition, these events may have other negative effects on our business, the nature and duration of which we cannot predict.

If we lose the services of our founders, the management and operation of our business could be disrupted.

Our business is dependent upon the performance and continued efforts of certain key individuals, particularly Edward G. Atsinger III, our President and Chief Executive Officer, and Stuart W. Epperson, our Chairman of the Board. The loss of the services of either Messrs. Atsinger or Epperson could have a material adverse effect upon us. We have entered into employment agreements with each of Messrs. Atsinger and Epperson. Messrs. Atsinger and Epperson's agreements expire in June 2004. Mr. Epperson has radio interests outside of us that will continue to impose demands on his time.

Our controlling stockholders may cause us to engage in transactions that conflict interests.

Edward G. Atsinger III, Stuart W. Epperson and Nancy A. Epperson control approximately 88% of the voting power of Salem Communications Corporation's capital stock. Accordingly, these stockholders control Salem Communications Corporation. Messrs. Atsinger and Epperson and Mrs. Epperson thus have the ability to control fundamental corporate transactions requiring equity holder approval, including but not limited to, the election of all of Salem Communications Corporation's directors, except for two independent directors, approval of merger transactions involving Salem Communications Corporation and the sale of all or substantially all of Salem Communications Corporation's assets.

If we fail to maintain our licenses with the FCC, we could be prevented from operating affected radio stations.

We operate each of our radio stations pursuant to one or more FCC broadcasting licenses. As each license expires, we apply for renewal of the license. However, we cannot be sure that any of our licenses will be renewed, and renewal is subject to challenge by third-parties or to denial by the FCC. The Communications Act of 1934 and FCC rules and policies require prior FCC approval for transfers of control of, and assignments of, FCC licenses. Were a complaint to be filed against us or other FCC licensees involved in a transaction with us, the FCC could delay the grant of, or refuse to grant, its consent to an assignment or transfer of control of licenses and effectively prohibit a proposed acquisition or disposition. The failure to renew any of our licenses could prevent us from operating the affected station and generating revenue from it. If the FCC decides to include conditions or qualifications in any of our licenses, we may be limited in the manner in which we may operate the affected station.

If we do not successfully defend the Gospel Communications International claims, our business and operating results may be adversely affected.

In December 2000, Gospel Communications International, Inc. made a demand for arbitration upon us. The demand, pending before an arbitration panel of the American Arbitration Association, alleges, among other things, we and our subsidiary OnePlace failed to provide certain e-commerce software to Gospel Communications International pursuant to a written contract between Gospel Communications International and OnePlace. Gospel Communications International seeks $10.0 million in damages for its claims. Although we will defend the action and pursue counterclaims against Gospel Communications International, there can be no assurance that the Gospel Communications International matter will be resolved in our favor and the ultimate resolution of this matter may adversely affect our business and operating results. See "LEGAL PROCEEDINGS" for additional information.

ITEM 2. PROPERTIES.

The types of properties required to support our radio stations include offices, studios and tower and antenna sites. A station's studios are generally housed with its office in a downtown or business district. We generally select our tower and antenna sites to provide maximum market coverage. Our network operations are supported by offices and studios from which its programming originates or is relayed from a remote point of origination. The operations of our other media businesses are supported by office facilities.

Our radio stations' studios and offices and the operations of our other media businesses are located in leased facilities. Our network leases satellite transponders used for delivery of its programming. We either own or lease our radio station tower and antenna sites. We do not anticipate difficulties in renewing those leases that expire within the next several years or in obtaining other lease arrangements, if necessary. We purchased our corporate office building, located in Camarillo, California, on August 1, 2001 for $6.6 million.

We lease certain property from the principal stockholders or trusts and partnerships created for the benefit of the principal stockholders and their families. These leases are described in "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in Part III, Item 13 of this report. All such leases have cost of living adjustments. Based upon our management's assessment and analysis of local market conditions for comparable properties, we believe such leases do not have terms that vary materially from those that would have been available from unaffiliated parties.

No one property is material to our overall operations. We believe that our properties are in good condition and suitable for our operations; however, we continually evaluate opportunities to upgrade our properties. We own substantially all of our equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

ITEM 3. LEGAL PROCEEDINGS.

Incident to our business activities, we are a party to a number of legal proceedings, lawsuits, arbitration and other claims, including the Gospel Communications International, Inc. ("GCI") matter described in more detail below. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Also, we maintain insurance which may provide coverage for such matters. Consequently, our management is unable to ascertain the ultimate aggregate amount of monetary liability or the financial impact with respect to these matters, however, our management believes, at this time, that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon our annual consolidated financial position, results of operations or cash flows.

On December 6, 2000, GCI made a demand for arbitration upon us. The demand, pending before an arbitration panel of the American Arbitration Association, alleges, among other things, we and our subsidiary OnePlace failed to provide certain e-commerce software to GCI pursuant to a written contract between GCI and OnePlace. We have filed an answer to the demand, denying the factual basis for certain elements of GCI's claims and have asserted counterclaims against GCI for breach of contract. Based on communications with the arbitrators, GCI has clarified that it seeks $10.0 million in damages for its claims. We will vigorously defend the action and pursue the counterclaims against GCI although there can be no assurance that the GCI matter will be resolved in our favor.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of fiscal 2001.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The company's Class A common stock is traded on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ-NMS") under the symbol SALM. At March 22, 2002, the company had approximately 28 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 17,907,317 outstanding shares of Class A common stock and 5,553,696 outstanding shares of Class B common stock. The following table sets forth for the fiscal quarters indicated the range of high and low bid information per share of the Class A common stock of the company as reported on the NASDAQ-NMS.

	2000				2001			
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
High	$ 23.25	$ 13.06	$ 13.63	$ 17.25	$ 18.63	$ 26.98	$ 29.35	$ 24.10
Low	$ 11.38	$ 6.13	$ 9.25	$ 9.50	$ 12.75	$ 14.00	$ 17.20	$ 17.16

There is no established public trading market for the company's Class B common stock.

DIVIDEND POLICY

No cash dividends were declared for any class of common equity in the last two fiscal years. The company intends to retain future earnings for use in its business and does not anticipate declaring or paying any dividends on shares of the company's Class A or Class B common stock in the foreseeable future. Further, the company's board of directors will make any determinations to declare and pay dividends in light of the company's earnings, financial position, capital requirements, agreements for our outstanding debt and such other factors as the board of directors deems relevant.

The company's sole source of cash from which to make dividend payments will be dividends paid to the company or payments made to the company by its subsidiaries. The ability of the subsidiaries to make such payments may be restricted by applicable state laws or terms of agreements to which they are or may become a party.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL INFORMATION.

Salem's selected historical statement of operations and balance sheet data presented below as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are derived from the audited consolidated financial statements of Salem. The consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, and the independent auditors' report thereon, are included elsewhere in this report. Salem's financial results are not comparable from period to period because of our acquisition and disposition of radio stations and our acquisition of other media businesses. The selected consolidated financial information below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Year Ended December 31, (Dollars in thousands, except per share data)				
	1997	1998	1999	2000	**2001**
Statement of Operations Data:					
Net broadcasting revenue	$ 67,912	$ 77,891	$ 87,122	$ 110,097	**$ 133,974**
Other media revenue	—	—	6,424	7,916	**8,016**
Total revenue	67,912	77,891	93,546	118,013	**141,990**
Operating expenses:					
Broadcasting operating expenses	39,626	42,526	46,291	60,714	**86,245**
Other media operating expenses	—	—	9,985	14,863	**9,282**
Corporate expenses	6,210	7,395	8,507	10,457	**13,774**
Stock and related cash grant	—	—	2,550	—	—
Tax reimbursements to S corporation	1,780	—	—	—	—
Depreciation and amortization	12,803	14,058	18,233	25,479	**31,292**
Total operating expenses	60,419	63,979	85,566	111,513	**140,593**
Operating income	7,493	13,912	7,980	6,500	**1,397**
Other income (expense):					
Interest income	230	291	1,005	534	**1,994**
Gain (loss) on disposal of assets	4,285	236	(219)	773	**26,276**
Gain on sale of assets to related parties	—	—	—	28,794	**3,560**
Interest expense	(12,706)	(15,941)	(14,219)	(17,452)	**(26,542)**
Other expense	(389)	(422)	(633)	(857)	**(573)**
Total other income (expense)	(8,580)	(15,836)	(14,066)	11,792	**4,715**
Income (loss) before income taxes and extraordinary item	(1,087)	(1,924)	(6,086)	18,292	**6,112**
Provision (benefit) for income taxes	106	(343)	(1,611)	6,996	**1,725**
Income (loss) before extraordinary item	(1,193)	(1,581)	(4,475)	11,296	**4,387**
Extraordinary loss(2)	(1,185)	—	(3,570)	(1,187)	—
Net income (loss)	$ (2,378)	$ (1,581)	$ (8,045)	$ 10,109	**$ 4,387**
Earnings (loss) per share data:					
Basic and diluted earnings (loss) per share before extraordinary item	$ (0.07)	$ (0.09)	$ (0.22)	$ 0.48	**$ 0.19**
Extraordinary loss per share	(0.07)	—	(0.18)	(0.05)	—
Basic and diluted net earnings (loss) per share(3)	$ (0.14)	$ (0.09)	$ (0.40)	$ 0.43	**$ 0.19**
Basic weighted average shares outstanding(3)	16,661,088	16,661,088	20,066,006	23,456,088	**23,456,828**
Diluted weighted average shares outstanding(3)	16,661,088	16,661,088	20,066,006	23,466,849	**23,518,747**

	Year Ended December 31, (Dollars in thousands)				
	1997	1998	1999	2000	2001
Other Data:					
Broadcast cash flow(4)	$ 28,286	$ 35,365	$ 40,831	$ 49,383	**$ 47,729**
Broadcast cash flow margin(5)	41.7%	45.4%	46.9%	44.9%	**35.6%**
EBITDA(4)	$ 22,076	$ 27,970	$ 28,763	$ 31,979	**$ 32,689**
After-tax cash flow(4)	$ 10,647	$ 12,335	$ 15,809	$ 19,035	**$ 17,777**
Cash flows related to:					
Operating activities	$ 7,314	$ 11,015	$ 8,204	$ 10,712	**$ 11,634**
Investing activities	$ (26,326)	$ (31,762)	$ (35,159)	$ (219,848)	**$ (10,071)**
Financing activities	$ 18,695	$ 21,019	$ 59,162	$ 178,940	**$ 18,430**
Balance Sheet Data:					
Cash and cash equivalents	$ 1,645	$ 1,917	$ 34,124	$ 3,928	**$ 23,921**
Intangible assets, net	$ 120,083	$ 141,776	$ 150,520	$ 358,482	**$ 344,059**
Total assets	$ 184,813	$ 207,750	$ 264,364	$ 470,668	**$ 507,254**
Long-term debt, less current portion	$ 154,500	$ 178,610	$ 100,087	$ 286,050	**$ 311,621**
Stockholders' equity	$ 10,682	$ 9,101	$ 142,839	$ 152,948	**$ 157,370**

(1) Tax reimbursements to S corporation shareholders represent the income tax liabilities of our principal stockholders created by the income of New Inspiration and Golden Gate, which were both S corporations prior to our August 1997 reorganization. Pro forma net income (loss) excludes tax reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented. In August 1997, New Inspiration and Golden Gate became wholly-owned subsidiaries of Salem. From this date, pretax income of New Inspiration and Golden Gate is included in our computation of the income tax provision included in our consolidated statements of operations.

The following table reflects the pro forma adjustments to historical net income for our August 1997 reorganization:

	1997 (Dollars in thousands)
Pro Forma Information:	
Income (loss) before income taxes and extraordinary item	$ (1,087)
Add back tax reimbursements to S corporation shareholders	1,780
Pro forma income (loss) before income taxes and extraordinary item	693
Pro forma provision (benefit) for income taxes	278
Pro forma income (loss) before extraordinary item	415
Extraordinary loss	(1,185)
Pro forma net income (loss)	$ (770)

(2) The extraordinary loss in each of 1997, 1999 and 2000 relates to the write-off of deferred financing costs and termination fees related to the repayment of debt. See note 5 to our consolidated financial statements.

(3) See note 1 to our consolidated financial statements.

(4) We define broadcast cash flow as net operating income, excluding other media revenue and other media operating expenses, before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. EBITDA and after-tax cash flow for the year ended December 31, 1999 excludes a $2.6 million charge ($1.9 million, net of income tax) for a one-time stock grant concurrent with our initial public offering. For periods prior to 1998, broadcast cash flow and EBITDA are calculated using net operating income before tax reimbursements to S corporation shareholders. For periods prior to 1998, after-tax cash flow excludes reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented.

Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful because they are measures widely used in the radio broadcast industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other statement of operations or cash flows data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability. These measures are not necessarily comparable to similarly titled measures employed by other companies.

(5) Broadcast cash flow margin is broadcast cash flow as a percentage of net broadcasting revenue.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements and related notes included elsewhere in this report. Our condensed consolidated financial statements are not directly comparable from period to period because of our acquisition and disposition of radio stations and our acquisition of other media businesses. See note 2 to our condensed consolidated financial statements.

Historically, our principal sources of revenue have been:

- the sale of block program time, both to national and local program producers,
- the sale of advertising time on our radio stations, both to national and local advertisers, and
- the sale of advertising time on our national radio network.

In 1999, we expanded our sources of revenue and product offerings with the acquisition of other media businesses, including publishing and Internet businesses.

The following table shows gross broadcasting revenue, the percentage of gross broadcasting revenue for each broadcasting revenue source and net broadcasting revenue.

	Year Ended December 31, (Dollars in thousands)					
	1999		2000		2001	
Block program time:						
National	$ 31,317	32.9%	$ 34,887	29.0%	**$ 37,778**	**25.8 %**
Local	15,816	16.6	19,044	15.9	**21,478**	**14.7**
	47,133	49.5	53,931	44.9	**59,256**	**40.5**
Advertising:						
National	5,855	6.1	7,714	6.4	**7,337**	**5.0**
Local	29,686	31.2	40,905	34.1	**58,085**	**39.8**
	35,541	37.3	48,619	40.5	**65,422**	**44.8**
Infomercials	3,764	4.0	5,228	4.4	**6,139**	**4.2**
Salem Radio Network®	6,983	7.3	9,174	7.6	**12,100**	**8.3**
Other	1,856	1.9	3,171	2.6	**3,266**	**2.2**
Gross broadcasting revenue	95,277	100.0%	120,123	100.0%	**146,183**	**100.0 %**
Less agency commissions	8,155		10,026		**12,209**	
Net broadcasting revenue	$ 87,122		$ 110,097		**$ 133,974**	

Our broadcasting revenue is affected primarily by the program rates our radio stations charge and by the advertising rates our radio stations and network charge. The rates for block program time are based upon our stations' ability to attract audiences that will support the program producers through contributions and purchases of their products. Advertising rates are based upon the demand for advertising time, which in turn is based on our stations' and network's ability to produce results for its advertisers. Historically we have not subscribed to traditional audience measuring services. Instead, we have marketed ourselves to advertisers based upon the responsiveness of our audience. In selected markets we subscribe to Arbitron, which develops quarterly reports to measure a radio station's audience share in the demographic groups targeted by advertisers. See "BUSINESS—RADIO STATIONS." Each of our radio stations and our network have a general pre-determined level of time that they make available for block programs and/or advertising, which may vary at different times of the day.

In recent years, we have begun to place greater emphasis on the development of local advertising in all of our markets. We encourage our general managers and sales managers to increase advertising revenue. We can create additional advertising revenue in a variety of ways, such as removing block programming that generates marginal audience response, adjusting the start time of programs to add advertising in more desirable time slots and increasing advertising rates.

As is typical in the radio broadcasting industry, our second and fourth quarter advertising revenue generally exceeds our first and third quarter advertising revenue. Quarterly revenue from the sale of block program time does not tend to vary, however, since program rates are generally set annually.

Our cash flow is affected by a transition period experienced by radio stations when, due to the nature of the radio station, our plans for the market and other circumstances, we find it beneficial or advisable to change its format. This transition period is when we develop a radio station's customer and listener base. During this period, a station will typically generate negative or insignificant cash flow.

In the broadcasting industry, radio stations often utilize trade or barter agreements to exchange advertising time for goods or services (such as other media advertising, travel or lodging), in lieu of cash. In order to preserve the sale of our advertising time for cash, we generally enter into trade agreements only if the goods or services bartered to us will be used in our business. We have minimized our use of trade agreements and have generally sold most of our advertising time for cash. In 2001, we sold 94% of our advertising time for cash. In addition, it is our general policy not to preempt advertising paid for in cash with advertising paid for in trade.

The primary operating expenses incurred in the ownership and operation of our radio stations include employee salaries and commissions, and facility expenses (for example, rent and utilities). Beginning in 2000, in connection with the launch of our contemporary Christian music format in several markets, we incurred increased amounts for promotional expenses and music license fees. In addition to these expenses, our network incurs programming costs and lease expenses for satellite communication facilities. We also incur and will continue to incur significant depreciation, amortization and interest expense as a result of completed and future acquisitions of radio stations and existing and future borrowings.

OnePlace, our Internet business, earns its revenue from the (i) sales of streaming services, (ii) sales of banner advertising and sponsorships on the Internet, and, (iii) to a lesser extent, sales of software and software support contracts. CCM, our publishing business, earns its revenue by selling advertising in and subscriptions to its publications. The revenue and related operating expenses of these businesses are reported as "other media" on our condensed consolidated statements of operations.

The performance of a radio broadcasting company is customarily measured by the ability of its stations to generate broadcast cash flow and EBITDA. We define broadcast cash flow as net operating income, excluding other media revenue and other media operating expenses, before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. EBITDA and after-tax cash flow for the year ended December 31, 1999 excludes a $2.6 million charge ($1.9 million, net of income tax) for a one-time stock grant concurrent with Parent's initial public offering on June 30, 1999.

Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles, we believe that broadcast cash flow, EBITDA and after-tax cash flow are useful because they are generally recognized by the radio broadcasting industry as measures of performance and are used by analysts who report on the performance of broadcast companies. These measures are not necessarily comparable to similarly titled measures employed by other companies.

In the following discussion of our results of operations, we compare our results between periods on an as reported basis (that is, the results of operations of all radio stations and network formats owned or operated at any time during either period) and on a "same station" basis. We include in our same station comparisons the results of operations of radio stations and networks that we own or operate in the same format during the current period compared with the results of the same stations for the corresponding period of the prior year. We do not include a station or a network in the comparison unless it has been owned or operated for at least an entire quarter included in each of the current and corresponding prior year periods.

RESULTS OF OPERATIONS

Year ended December 31, 2001 compared to year ended December 31, 2000

NET BROADCASTING REVENUE. Net broadcasting revenue increased $23.9 million or 21.7% to $134.0 million in 2001 from $110.1 million in 2000. The growth is attributable to the increase in same station revenue and the acquisitions of radio stations and a network during 2000 and 2001, partially offset by the sales of radio stations during 2000 and 2001. On a same station basis, net revenue improved $6.2 million or 9.6% to $70.9 million in 2001 from $64.7 million in 2000. The improvement was primarily due to an increase in net revenue at radio stations we acquired in 1998 and 1999 that previously operated with formats other than their current format, an increase in program rates and increases in advertising time and improved selling efforts at both the national and local level, and an increase in network revenue due to increased network affiliations and quality programming. Revenue from advertising as a percentage of our gross broadcasting revenue increased to 44.8% in 2001 from 40.5% in 2000. Revenue from block program time as a percentage of our gross broadcasting revenue decreased to 40.5% in 2001 from 44.9% in 2000. This change in our revenue mix is primarily due to our continued efforts to develop more advertising revenue in all of our markets as well as the launch of our contemporary Christian music format in several markets.

OTHER MEDIA REVENUE. Other media revenue increased $0.1 million or 1.3% to $8.0 million in 2001 from $7.9 million in 2000. The increase is due primarily to increased revenue from banner advertising and streaming services, partially offset by the loss of revenues from the sale of certain assets which generated revenue from the sale of advertising in print and online catalogs and product sales.

BROADCASTING OPERATING EXPENSES. Broadcasting operating expenses increased $25.5 million or 42.0% to $86.2 million in 2001 from $60.7 million in 2000. The increase is attributable to operating expenses associated with the acquisitions of radio stations and a network during 2000 and 2001, promotional expenses associated with the launch of the contemporary Christian music format in several markets, and an increase in music license fees, partially offset by the operating expenses associated with three radio stations sold during 2000. On a same station basis, broadcasting operating expenses increased $3.5 million or 9.3% to $41.2 million in 2001 from $37.7 million in 2000. The increase is primarily due to incremental selling and production expenses incurred to produce the increased revenue in the period.

OTHER MEDIA OPERATING EXPENSES. Other media operating expenses decreased $5.6 million or 37.6% to $9.3 million in 2001 from $14.9 million in 2000. The decrease is attributable primarily to the reduction of operating expenses incurred due to the sale of certain software products, assets and contracts.

BROADCAST CASH FLOW. Broadcast cash flow decreased $1.7 million or 3.4% to $47.7 million in 2001 from $49.4 million in 2000. As a percentage of net broadcasting revenue, broadcast cash flow decreased to 35.6% in 2001 from 44.9% in 2000. The decrease is primarily attributable to the effect of seventeen radio stations acquired during 2000 and 2001 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets. Acquired and reformatted radio stations typically produce low margins during the first few years following conversion. Broadcast cash flow margins improve as we implement scheduled program rate increases and increase advertising revenue on our stations. On a same station basis, broadcast cash flow improved $2.7 million or 10.0% to $29.7 million in 2001 from $27.0 million in 2000.

CORPORATE EXPENSES. Corporate expenses increased $3.3 million or 31.4% to $13.8 million in 2001 from $10.5 million in 2000, primarily due to additional overhead costs associated with the acquisitions of radio stations and a network during 2000 and 2001.

EBITDA. EBITDA increased $0.7 million or 2.2% to $32.7 million in 2001 from $32.0 million in 2000. As a percentage of total revenue, EBITDA decreased to 23.0% in 2001 from 27.1% in 2000. EBITDA was negatively impacted by the results of operations of our other media businesses, which generated a net loss before depreciation and amortization of $1.3 million in 2001; in 2000 the loss was $7.0 million. Broadcast EBITDA excluding the other media businesses decreased $5.0 million or 12.8% to $34.0 million in 2001 from $39.0 million in 2000. As a percentage of net broadcasting revenue, broadcast EBITDA excluding the other media business decreased to 25.4% in 2001 from 35.4% in 2000. The decrease is primarily attributable to the effect of stations acquired during 2000 and 2001 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets and increased corporate expenses.

DEPRECIATION AND AMORTIZATION. Depreciation expense increased $0.3 million or 4.2% to $7.4 million in 2001 from $7.1 million in 2000. Amortization expense increased $5.5 million or 29.9% to $23.9 million in 2001 from $18.4 million in 2000. The increases are primarily due to the depreciation and amortization expense associated with the acquisitions of radio stations and a network in 2000 and 2001.

OTHER INCOME (EXPENSE). Interest income increased $1.5 million to $2.0 million in 2001 from $0.5 million in 2000, primarily due to interest earned on the investment of the proceeds from the sales of the assets of radio stations KALC-FM, Denver, Colorado for approximately $100 million in January 2001, and WHKK-AM, Cleveland, Ohio, and WHK-FM, Akron, Ohio for $30.0 million in July 2001. Gain on disposal of assets, including sales of assets to related parties, of $29.8 million in 2001 is primarily due to gains recognized on the sales of the assets of radio stations WHKK-AM, Cleveland, Ohio, WHK-FM, Akron, Ohio, KEZY-AM, San Bernardino, California, WHLO-AM, Akron, Ohio, and the gain realized on the condemnation of certain real property in Seattle, Washington. Gain on disposal of assets, including sales of assets to related parties, of $29.6 million in 2000 is primarily due to a gain recognized on the sale of the assets of radio station KLTX-AM, Los Angeles, California, partially offset by the loss on sale of certain assets of our other media businesses. Interest expense increased $9.0 million or 51.4% to $26.5 million in 2001 from $17.5 million in 2000. The increase is due to interest expense associated with borrowings on the credit facility to fund acquisitions in 2000 and the issuance of $150 million 9% senior subordinated notes in June 2001. Other expense, net decreased to $0.6 million in 2001 from $0.9 million in 2000 due primarily to a decrease in bank commitment fees.

PROVISION FOR INCOME TAXES. Provision for income taxes as a percentage of income before income taxes and extraordinary item (that is, the effective tax rate) was 27.9% in 2001 and 38.3% in 2000. For the year ended December 31, 2001 and 2000 the effective tax rate differs from the federal statutory income rate of 34.0% primarily due to the effect of state income taxes and certain expenses that are not deductible for tax purposes. In addition, the effective tax rate in 2001 has been affected by changes in the valuation allowance from the use of certain state net operating loss carryforwards.

NET INCOME. As a result of the above, we recognized net income of $4.4 million in 2001 as compared to a net income of $10.1 million in 2000. Included in net income for 2001 is a gain on the disposal of assets of $29.8 million.

AFTER-TAX CASH FLOW. After-tax cash flow decreased $1.2 million or 6.3% to $17.8 million in 2001 from $19.0 million in 2000. After-tax cash flow was negatively impacted by the after-tax cash flow of our other media businesses. After-tax cash flow excluding our other media losses (net of income tax) decreased $4.6 million or 19.8% to $18.6 million in 2001 from $23.2 million in 2000. The decrease is primarily due to increases in interest expense and corporate expenses and a decrease in broadcast cash flow.

Year ended December 31, 2000 compared to year ended December 31, 1999

NET BROADCASTING REVENUE. Net broadcasting revenue increased $23.0 million or 26.4% to $110.1 million in 2000 from $87.1 million in 1999. The growth is attributable to the increase in same station revenue and the acquisitions of radio stations and a network during 1999 and 2000, partially offset by the sales of radio stations during 2000. On a same station basis net revenue improved $8.4 million or 13.2% to $72.3 million in 2000 from $63.9 million in 1999. The improvement was primarily due to an increase in network revenue due to increased network affiliations and quality programming, an increase in net revenue at radio stations we acquired in 1997 and 1998 that previously operated with formats other than their current format, an increase in program rates and increases in advertising time and improved selling efforts at both the national and local level. Revenue from advertising as a percentage of our gross revenue increased to 40.5% in 2000 from 37.3% in 1999. Revenue from block program time as a percentage of our gross revenue decreased to 44.9% in 2000 from 49.5% in 1999. This change in our revenue mix is primarily due to our continued efforts to develop more local advertising sales in all of our markets, as well as the acquisition and launch of a number of conservative news/talk and contemporary Christian music formatted stations that do not carry block programming.

OTHER MEDIA REVENUE. Other media revenue increased $1.5 million or 23.4% to $7.9 million in 2000 from $6.4 million in 1999. The increase is due primarily to our increased revenue from banner advertising and streaming services and the inclusion of revenues from the acquisition of the Involved Christian Radio Network, which we acquired in November 1999, offset by the loss of revenues from the sale of certain assets which generated revenue from the sale of advertising in print and online catalogs.

BROADCASTING OPERATING EXPENSES. Broadcasting operating expenses increased $14.4 million or 31.1% to $60.7 million in 2000 from $46.3 million in 1999. The increase is attributable to operating expenses associated with the acquisitions of radio stations and a network in 2000, promotional expenses associated with the launch of the contemporary Christian music format in several markets, and an increase in bad debt expense and an increase in music license fees, partially offset by the operating expenses associated with three radio stations sold during 2000. On a same station basis, broadcasting operating expenses increased $4.1 million or 11.2% to $39.5 million in 2000 from $35.4 million in 1999. The increase is primarily due to incremental selling and production expenses incurred to produce the increased revenue in the period.

OTHER MEDIA OPERATING EXPENSES. Other media operating expenses increased $4.9 million or 49.0% to $14.9 million in 2000 from $10.0 million in 1999. The increase is due primarily to product fulfillment costs associated with e-commerce which closed down in 2000, additional streaming and related expenses to produce the increased revenue in 2000, the inclusion of operating expenses from the acquisition of the involved Christian Radio Network, which we acquired in November 1999, offset by the reduction of operating expenses incurred due to the sale of certain software products, assets and contracts.

BROADCAST CASH FLOW. Broadcast cash flow increased $8.6 million or 21.1% to $49.4 million in 2000 from $40.8 million in 1999. As a percentage of net broadcasting revenue, broadcast cash flow decreased to 44.9% in 2000 from 46.8% in 1999. The decrease is primarily attributable to the effect of stations acquired during 1999 and 2000 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets. Acquired and reformatted radio stations typically produce low margins during the first few years following conversion. Broadcast cash flow margins improve as we implement scheduled program rate increases and increase advertising revenue on our stations. On a same station basis, broadcast cash flow improved $4.3 million or 15.1% to $32.8 million in 2000 from $28.5 million in 1999.

CORPORATE EXPENSES. Corporate expenses increased $2.0 million or 23.5% to $10.5 million in 2000 from $8.5 million in 1999, primarily due to additional overhead costs associated with radio station and other media acquisitions in 1999 and 2000 and increased public reporting and related costs, offset by a reduction of expenses of $400,000 in 2000 due to the termination of a deferred compensation agreement.

EBITDA. EBITDA increased $3.2 million or 11.1% to $32.0 million in 2000 from $28.8 million in 1999. As a percentage of total revenue, EBITDA decreased to 27.1% in 2000 from 30.8% in 1999. EBITDA was negatively impacted by the results of operations of our other media businesses acquired during 1999, which generated a net loss before depreciation and amortization of $7.0 million in 2000 as compared to a net loss of $3.6 million in 1999. EBITDA excluding the other media businesses increased $6.7 million or 20.7% to $39.0 million in 2000 from $32.3 million in 1999. As a percentage of net broadcasting revenue, EBITDA excluding the other media businesses decreased to 35.4% in 2000 from 37.1% in 1999. The decrease is primarily attributable to the effect of stations acquired during 1999 and 2000 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets.

DEPRECIATION AND AMORTIZATION. Depreciation expense increased $0.5 million or 7.6% to $7.1 million in 2000 from $6.6 million in 1999. Amortization expense increased $6.8 million or 58.6% to $18.4 million in 2000 from $11.6 million in 1999. The increases are due to radio station and other media acquisitions consummated during 2000 and 1999.

OTHER INCOME (EXPENSE). Interest income decreased $500,000 to $500,000 in 2000 from $1.0 million in 1999. The decrease is primarily due to a decrease in excess cash available for investment due to acquisitions of radio stations and other media businesses. Gain on disposal of assets of $29.6 million in 2000 is primarily due to gains recognized on the sale of radio stations KPRZ-FM, Colorado Springs, CO and KLTX-AM, Los Angeles, CA, partially offset by the loss on sale of certain assets of our other media businesses. Interest expense increased $3.3 million or 23.2% to $17.5 million in 2000 from $14.2 million in 1999. The increase is due to interest expense associated with borrowings on the credit facility and higher interest expense associated with short-term bridge financing to fund acquisitions in 2000. Other expense increased $224,000 to $857,000 in 2000 from $633,000 in 1999 primarily due to increased bank commitment fees.

PROVISION (BENEFIT) FOR INCOME TAXES. Provision (benefit) for income taxes as a percentage of income (loss) before income taxes and extraordinary item (that is, the effective tax rate) was 38.3% for 2000 and (26.5%) for 1999. The effective tax rate in 2000 and 1999 differs from the federal statutory income tax rate of 35.0% primarily due to the effect of state income taxes and certain expenses that are not deductible for tax purposes.

NET INCOME (LOSS). As a result of the above, we recognized net income of $10.1 million in 2000, compared to a net loss of $8.0 million in 1999. Included in the net income for 2000 is a gain on the disposal of assets of $29.6 million and a $1.2 million extraordinary loss, net of income tax benefit, resulting from the write-off of deferred financing costs related to our short-term bridge financing.

AFTER-TAX CASH FLOW. After-tax cash flow increased $3.2 million or 20.3% to $19.0 million in 2000 from $15.8 million in 1999. This increase was offset by negative after-tax cash flow of our other media businesses. After-tax cash flow excluding other media losses (net of income tax) increased $5.3 million or 29.6% to $23.2 million in 2000 from $17.9 million in 1999. The increase is primarily due to an increase in broadcast cash flow, offset by an increase in interest expense.

RECENT DEVELOPMENTS

Following the terrorist attacks on the United States on September 11, 2001, we increased the news and community service programming on our radio stations, reducing the amount of broadcast time available for commercial advertising. In addition, certain advertisers cancelled their advertising time. As a consequence of these events, our financial results were adversely affected.

Further acts of war or terrorism against the United States as well as the United States' response to the attacks, including current military developments in Afghanistan, and future security threats may continue to affect our business operations and those of our advertisers and other customers. We cannot predict the further negative effects these events may have on our business operations.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed acquisitions of radio stations through borrowings, including borrowings under credit facilities and, to a lesser extent, from operating cash flow and selected asset dispositions. We received $140.1 million from our initial public offering in July 1999, which was used to repay a portion of our 9½% Senior Subordinated Notes Due 2007 and amounts outstanding under our credit facility. We have historically funded, and will continue to fund, expenditures for operations, administrative expenses, capital expenditures and debt service required by our credit facility and the senior subordinated notes from operating cash flow and borrowings under our credit facility.

We will fund future acquisitions from cash on hand, borrowings under our credit facility, sales of existing radio stations and operating cash flow. We believe that cash on hand, cash flow from operations, and borrowings under our credit facility will be sufficient to permit us to meet our financial obligations, fund pending acquisitions and fund operations for at least the next twelve months.

Cash. Cash and cash equivalents was $23.9 million at December 31, 2001, including $8.5 million held by a qualified intermediary under a like-kind exchange agreement to preserve our ability to effect a tax-deferred exchange. Working capital was $35.4 million at December 31, 2001. Cash and cash equivalents was $3.9 million at December 31, 2000. The increase in cash and cash equivalents is due to cash provided by operating activities, borrowings and the sale of the assets of radio station KALC-FM, Denver, Colorado for approximately $100 million, and the sales of the assets of radio stations WHKK-AM, Cleveland, Ohio and WHK-FM, Akron, Ohio for $30.0 million, offset by $121.3 million used to acquire the assets of 12 radio stations and a network during the year ended December 31, 2001.

Net cash provided by operating activities increased to $11.6 million for the year ended Deceember 31, 2001 compared to $10.7 million in the prior year, primarily due to an increase in EBITDA.

Net cash used by investing activities decreased to $10.1 million for the year ended December 31, 2001, compared to $219.8 million for the prior year. The decrease is due to cash received for the sale of the assets of radio station KALC-FM, Denver, Colorado for approximately $100 million, and the sales of the assets of radio stations WHKK-AM, Cleveland, Ohio, and WHK-FM, Akron, Ohio for $30.0 million, partially offset by cash used for acquisitions (cash used of $122.0 million to purchase the assets of twelve radio stations and a network during the year ended Deceember 31, 2001 as compared to cash used of $234.9 million to purchase the assets of 26 radio stations and a network for the prior year) and offset by an increase in capital expenditures.

Net cash provided by financing activities decreased to $18.4 million for the year ended December 31, 2001, compared to $178.9 million for the prior year. The decrease was primarily due to decreased borrowings for acquisitions and repayments of long-term debt during the year ended December 31, 2001.

*Credit Facility.*HoldCo is the borrower under our credit facility. At December 31, 2001, $61.6 million was outstanding under the credit facility. The credit facility was amended as of December 27, 2001. The description of the credit facility as set forth below reflects the terms of the amendment. The borrowing capacity under the credit facility was decreased from $225.0 million to $150.0 million and the financial ratio tests were modified to provide HoldCo with additional borrowing flexibility. The credit facility matures on June 30, 2007. Aggregate commitments under the credit facility begin to decrease commencing March 31, 2002. In June 2001, HoldCo used the net proceeds of the offering of the 9% Senior Subordinated Notes Due 2011 to repay approximately $145.5 million of borrowings under the credit facility.

Amounts outstanding under the credit facility bear interest at a base rate, at HoldCo's option, of the bank's prime rate or LIBOR, plus a spread. For purposes of determining the interest rate under the credit facility, the prime rate spread ranges from 0% to 1.5%, and the LIBOR spread ranges from 0.875% to 2.75%.

The maximum amount that HoldCo may borrow under the credit facility is limited by a ratio of our consolidated existing total adjusted debt to pro forma twelve-month cash flow (the "Total Adjusted Funded Debt to Cash Flow Ratio"). The credit facility will allow us to adjust our total debt as used in such calculation by the lesser of 50% of the aggregate purchase price of acquisitions of newly acquired non-religious formatted radio stations that we reformat to a religious talk, conservative talk or religious music format or $30.0 million and the cash flow from such stations will not be considered in the calculation of the ratio. The maximum Total Adjusted Funded Debt to Cash Flow Ratio allowed under the credit facility is 6.75 to 1 through December 30, 2002. Thereafter, the maximum ratio will decline periodically until December 31, 2006, at which point it will remain at 4.25 to 1 through June 2007. The Total Adjusted Funded Debt to Cash Flow Ratio under the credit facility at December 31, 2001, on a pro forma basis, was 6.14 to 1, resulting in a borrowing availability of approximately $26.3 million.

The credit facility contains additional restrictive covenants customary for credit facilities of the size, type and purpose contemplated which, with specified exceptions, limits our ability to enter into affiliate transactions, pay dividends, consolidate, merge or effect certain asset sales, make specified investments, acquisitions and loans and change the nature of our business. The credit facility also requires us to satisfy specified financial covenants, which covenants require us on a consolidated basis to maintain specified financial ratios and comply with certain financial tests, including ratios for maximum leverage as described, minimum interest coverage (initially upon completion of the offering of the old notes, not less than 1.4 to 1, thereafter increasing periodically until January 1, 2005, at which point it will remain at 2.5 to 1 until June 2007), minimum debt service coverage (a static ratio of not less than 1.1 to 1), a maximum consolidated senior leverage ratio (a static ratio of 3.5 to 1), and minimum fixed charge coverage (a static ratio of not less than 1.1 to 1). As of December 31, 2001, we were in compliance with all such covenants. We and all of our subsidiaries, except for HoldCo, are guarantors of borrowings under the credit facility. The credit facility is secured by pledges of all of our and our subsidiaries' assets and all of the capital stock of our subsidiaries.

Initial Public Offering. We received net proceeds of $140.1 million from our initial public offering in July 1999, which was used to pay a portion of the 9½% notes and amounts outstanding under the credit facility.

9½% Senior Subordinated Notes due 2007. In September 1997, we issued $150.0 million principal amount of 9½% senior subordinated notes due 2007. In July 1999, we repurchased $50.0 million in principal amount of those notes with a portion of the net proceeds of our initial public offering. As a result of this repurchase, we incurred a non-cash charge of $1.5 million for the write-off of unamortized bond issue costs. This was in addition to the $3.9 million premium paid in connection with this repurchase.

In August 2000, HoldCo assumed the indenture governing the existing 9½% notes in connection with the assignment of substantially all of our assets and liabilities to HoldCo, including the obligations as successor issuer under that indenture. The indenture for the 9½% notes contains restrictive covenants that, among others, limit the incurrence of debt by HoldCo and its subsidiaries, the payment of dividends, the use of proceeds of specified asset sales and transactions with affiliates. HoldCo is required to pay $9.5 million per year in interest on the 9½% notes. We and all of our subsidiaries (other than HoldCo) are guarantors of the 9½% notes.

9% Senior Subordinated Notes due 2011. In June 2001, HoldCo issued $150.0 million principal amount of 9% senior subordinated notes due 2011. HoldCo used the net proceeds to repay approximately $145.5 million in borrowings under the credit facility. The indenture for the 9% notes contains restrictive covenants that, among others, limit the incurrence of debt by HoldCo and its subsidiaries, the payment of dividends, the use of proceeds of specified asset sales and transactions with affiliates. HoldCo is required to pay $13.5 million per year in interest on the 9% notes. We and all of our subsidiaries (other than HoldCo) are guarantors of the 9% notes.

The issuance of the 9% notes places HoldCo and its subsidiaries close to the maximum indebtedness allowed under the indentures, thus limiting future available indebtedness including additional borrowings under the credit facility.

Summary of Long-Term Debt Obligations as of December 31, 2001	Amount
	(Dollars in thousands)
Revolving line of credit with banks	$ 61,600
9½% Senior Subordinated Notes due 2007	100,000
9% Senior Subordinated Notes due 2011	150,000
Capital leases	61
Seller financed note to acquire Dame-Gallagher Network	625
	312,286
Less current portion	(665)
	$ 311,621

At December 31, 2001 and 2000, Salem did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Salem is not materially exposed to any financing, liquidity, market or credit risk that could arise if Salem had engaged in such relationships.

Future minimum contractual obligations, including capital and operating leases, revolving bank and bond issue debt, excluding associated interest costs, as well as other long-term obligations as of December 31, 2001, are as follows:

	Payments Due by Period				
Contractual Obligations	Total	Less than year	1-3 years	4-5 years	After 5 years
	(Dollars in thousands)				
Long-Term Debt	$ 311,600	$ —	$ —	$ —	$ 311,600
Capital Lease Obligations	61	40	21	—	—
Operating Leases	41,520	6,674	12,524	9,475	12,847
Other Long-Term Obligations	625	625	—	—	—
Total Contractual Cash Obligations	$ 353,806	$ 7,339	$ 12,545	$ 9,475	$ 324,447

Subsequent to December 31, 2001, we purchased the assets (principally intangibles) of the following radio stations:

Acquisition Date	Station	Market Served	Allocated Purchase Price	Format Changed
			(Dollars in thousands)	
January 11, 2002	KLNA-FM (now KKFS-FM)	Sacramento, CA	$ 8,650	Yes
February 15, 2002	KIKN-AM	Seattle, WA	500	Yes
			$ 9,150	

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for doubtful accounts, acquisitions of radio station and network assets, goodwill and other intangible assets, barter transactions and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Acquisitions of radio station and network assets

Most of our radio station acquisitions have consisted primarily of the FCC licenses to broadcast in a particular market. We often do not acquire the existing format, or we change the format upon acquisition when we find it beneficial. As a result, a substantial portion of the purchase price for the assets of a radio station is allocated to the FCC license. It is generally our policy to retain third-party appraisers to value radio stations, networks or other media businesses under consideration for acquisition. The allocations assigned to acquired FCC licenses and other assets are subjective by their nature and require our careful consideration and judgment. We believe the allocations represent appropriate estimates of the fair value of the assets acquired. As part of the valuation and appraisal process, the third-party appraisers prepare reports which assign values to the various asset categories in our financial statements. Our management reviews these reports for reasonableness. The reports form the basis to record the acquisition of the radio station, network or other media business at the close of the transaction. When we exchange assets, we consider whether the exchange is an exchange of a business or otherwise requires the assets received to be recorded at fair value with the recognition of a gain or loss on the transaction, or the exchange is an exchange of similar productive assets that should be recorded on a historical cost basis with no gain or loss recorded. In accordance with purchase accounting methodology, the operating results of the acquired assets and businesses are included in the consolidated operating results since the dates of acquisition.

Allowance for bad debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. An analysis is performed by applying various percentages based on the age of the receivable and performing other subjective analysis. A considerable amount of judgment is required in assessing the likelihood of ultimate realization of these receivables including the current creditworthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible Assets

Under the Financial Accounting Standards Board's new rules (Statement of Accounting Standard ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets"), we will no longer amortize goodwill and intangible assets deemed to have indefinite lives, but will perform annual impairment tests in accordance with the Statements. We believe our FCC licenses have indefinite lives under the new standard and accordingly amortization expense will no longer be recorded for our FCC licenses as well as our goodwill effective July 1, 2001 for assets acquired subsequent to June 30, 2001 and effective January 1, 2002 for all other assets. Other intangible assets will continue to be amortized over their useful lives.

We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately $13 million ($0.56 per share) per year based on the intangible assets (mainly FCC licenses) currently included in the December 31, 2001 balance sheet.

Barter

In the broadcasting industry, radio stations often utilize trade or barter agreements to exchange advertising time for goods or services (such as other media advertising, travel or lodging), in lieu of cash. It is our general policy not to preempt advertising paid for in cash with advertising paid for in trade. For financial reporting purposes, advertising by the radio stations exchanged for goods and services is recorded as the advertising is broadcast and is valued at the estimated value of goods or services received or to be received. The value of the goods and services received in such barter transactions is charged to expense when used. The estimated fair value of the barter advertising provided versus barter expenses are approximately the same. Barter advertising provided and barter expenses incurred are included net in broadcasting operating expenses.

Valuation allowance (deferred taxes)

For financial reporting purposes, the company has recorded a valuation allowance of $1.7 million as of December 31, 2001 to offset a portion of the deferred tax assets related to the state net operating loss carryforwards. Management regularly reviews the company's financial forecasts in an effort to determine the realizability of the net operating loss carryforwards for tax purposes. Accordingly, the valuation allowance is adjusted periodically based on management's estimate of the benefit the company will receive from such carryforwards.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately $13 million ($0.56 per share) per year based on the intangible assets (mainly FCC licenses) currently included in the December 31, 2001 balance sheet.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We are required to adopt SFAS No. 144 on January 1, 2002. The impact of the adoption of the new standard will not have a material impact on the results of operations or financial position of the company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative Instruments.

During the years ended December 31, 2001 and 2000, we did not invest in market risk sensitive instruments.

Market Risk.

Borrowings under the credit facility are subject to market risk exposure, specifically to changes in LIBOR and in the "prime rate" in the United States. As of December 31, 2001, on a pro forma basis, we could borrow up to an additional $26.3 million under the credit facility. At December 31, 2001, we had borrowed $61.6 million under the credit facility. Amounts outstanding under the credit facility bear interest at a base rate, at our option, of the bank's prime rate or LIBOR, plus a spread. For purposes of determining the interest rate under the credit facility, the prime rate spread ranges from 0% to 1.5%, and the LIBOR spread ranges from 0.875% to 2.75%. At December 31, 2001, the blended interest rate on amounts outstanding under our credit facility was 4.08%. At December 31, 2001, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $0.6 million on an annualized basis.

In addition to the variable rate debt disclosed above, we have fixed rate debt with a carrying value of $100.0 million (relating to the 9½% senior subordinated notes due 2007) and $250.0 million (relating to the 9½% senior subordinated notes due 2007 as well as the 9% senior subordinated notes due 2011) as of December 31, 2000 and December 31, 2001, respectively, with an aggregate fair value of $258.7 million as of December 31, 2001. We are exposed to changes in the fair value of these financial instruments based on changes in the market rate of interest on this debt. Using mathematical formulas we estimate that a hypothetical 1% increase in market interest rates would result in a decrease in the aggregate fair value of our notes to approximately $245.0 million and a hypothetical 1% decrease in the market interest rates would result in the increase in the fair value of our notes to approximately $273.5 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data required by this Item are set forth at the end of this Annual Report on Form 10-K beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Directors

The following table sets forth certain information as of March 22, 2002, except where otherwise indicated, with respect to the directors of the company.

Each of the directors of the company serves a one-year term and all directors are subject to re-election at each annual stockholders' meeting.

Name of Director	Age	First Became Director of Company	Position Held with the Company
Stuart W. Epperson	65	1986	Chairman of the Board
Edward G. Atsinger III	62	1986	President, Chief Executive Officer and Director
David Davenport	51	2001	Director
Eric H. Halvorson	52	1988	Director
Roland S. Hinz	63	1997	Director
Donald P. Hodel	66	1999	Director
Richard A. Riddle	57	1997	Director
Paul Pressler	71	2002	Director

Set forth below is certain information concerning the principal occupation and business experience of each of the directors during the past five years.

Mr. Epperson has been Chairman of Salem since its inception. Mr. Epperson has been engaged in the ownership and operation of radio stations since 1961. In addition, he is a member of the board of directors of the National Religious Broadcasters. Mr. Epperson is married to Nancy A. Epperson who is Mr. Atsinger's sister.

Mr. Atsinger has been President, Chief Executive Officer and a director of Salem since its inception. He has been engaged in the ownership and operation of radio stations since 1969 and is a member of the board of directors of the National Religious Broadcasters. Mr. Atsinger is the brother-in-law of Mr. Epperson.

Mr. Davenport has been a director of Salem since November 2001. Mr. Davenport is a research fellow at the Hoover Institution and has served in that position since August 2001. Mr. Davenport was the chief executive Officer of Starwire Corporation, a software service company formerly known as Christianity.com, from June 2000 to June 2001. Mr. Davenport served as president of Pepperdine University from 1985 to 2000 and from 1980 through 1985; he also served as a professor of law, general counsel, and executive vice president of the university. Mr. Davenport currently serves on the governing and advisory boards of Pepperdine University, Pepperdine University School of Public Policy, Hope Network Ministries, Forest Lawn Memorial Parks Association and National Legal Center for the Public Interest. He also serves on advisory boards of Clark/Bardes, Inc. and Starwire Corporation.

Mr. Halvorson has been a director of Salem since 1988. Mr. Halvorson is currently a Visiting Professor at Pepperdine University. Mr. Halvorson was Chief Operating Officer of Salem from 1995 to 2000 and Executive Vice President of the company from 1991 to 2000. From 1991 to 2000, Mr. Halvorson also served as General Counsel to the company. Mr. Halvorson was the managing partner of the law firm of Godfrey & Kahn, S.C.-Green Bay from 1988 until 1991. From 1985 to 1988, he was Vice President and General Counsel of Salem. From 1976 until 1985, he was an associate and then a partner of Godfrey & Kahn, S.C.-Milwaukee. Mr. Halvorson was a Certified Public Accountant with Arthur Andersen & Co. from 1971 to 1973. Mr. Halvorson is a member of the board of directors of Media Arts Group, Inc.

Mr. Hinz has been a director of Salem since September 1997. Mr. Hinz has been the owner, President and Editor-in-Chief of Hi-Torque Publishing Company, a publisher of magazines covering the motorcycling and biking industries, since 1982. Mr. Hinz is also the managing member of Hi-Favor Broadcasting, LLC, the licensee of radio station KLTX-AM, Long Beach, California, and KEZY-AM, San Bernardino, California which were acquired from Salem in August 2000 and December 2001, respectively, as described in the section entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." He is active in a number of non-profit organizations and serves as Chairman of the Fund Development Committee of English Language Institute China. Mr. Hinz also serves on the board of directors of the Association of Community Education, Inc. a not-for-profit corporation operating radio station KLTX-AM, Long Beach, California, and KEZY-AM, San Bernardino, California. Mr. Hinz also serves on the boards of directors of Gordon Conwell Theological Seminary, Truth for Life, and Lake Avenue Congregational Church.

Mr. Hodel has been a director of Salem since May 1999. Mr. Hodel is a founder and has been the Managing Director of Summit Group International, Ltd., an energy and natural resources consulting firm, since 1989. He has served as Vice Chairman of Texon Corporation, an oil and natural gas marketing company, since 1994. Mr. Hodel served as President of the Christian Coalition from June 1997 to January 1999 and as Executive Vice President of Focus on the Family from January 1996 to August 1996. Mr. Hodel currently serves on the boards of directors of Integrated Electrical Services, Inc. and Eagle Publishing, Inc. and has previously served on the boards of a number of stock exchange listed companies. During the Reagan Administration, Mr. Hodel served as Secretary of Energy and Secretary of the Interior.

Mr. Riddle has been a director of Salem since September 1997. Mr. Riddle is an independent businessman specializing in providing financial assistance and consulting to manufacturing companies. Since 1991 he has been the President of Richray Industries, a holding company for various manufacturing companies. He was President and majority stockholder of I. L. Walker Company from 1988 to 1997 when the company was sold. He also was Chief Operating Officer and majority stockholder of Richter Manufacturing Corp. from 1970 to 1987.

Judge Pressler has been a director of Salem since March 2002. From 1958 to 1970, he was associated with the law firm of Vinson & Elkins. A retired justice of the Texas Court of Appeals, Judge Pressler also served as District Judge from 1970 to 1978 and was appointed Justice of the Texas Court of Appeals in 1978, serving until 1992. Judge Pressler is a board member of the Free Market Foundation and KHCB Network, a non-profit corporation which owns Christian radio stations in Texas and Louisiana, and a board member of National Religious Broadcasters. He has been an active leader in the Southern Baptist Convention. Additionally, he is a member of the Texas Philosophical Society, the General Counsel of the Baptist World Alliance, and the State Republican Executive Committee of Texas. Since 2000, Judge Pressler has been a partner in the law firm of Woodfill & Pressler, a director of Revelation, Inc., and has been in private mediation practice for several years, as well.

Committees of the Board of Directors

The company's board of directors has a standing Audit Committee and Compensation Committee. The company does not have a separate nominating committee because such functions are performed by the entire board of directors.

The Audit Committee met once each quarter in 2001. The Audit Committee currently consists of Messrs. Riddle (Chairman), Halvorson and Hodel. The Audit Committee's responsibilities are generally to assist the board in fulfilling its legal and fiduciary responsibilities relating to accounting, audit and reporting policies and practices of the company and its subsidiaries. The Audit Committee also, among other things, oversees the company's financial reporting process, recommends to the board of directors the engagement of the company's independent auditors, monitors and reviews the quality, activities and functions of its independent auditors, and monitors the adequacy of the company's operating and internal controls as reported by management and internal auditors. The board of directors has adopted a written charter for the Audit Committee. This charter was attached as Appendix A to the proxy statement for the 2001 annual meeting of stockholders. The members of the Audit Committee are independent directors as defined under the National Association of Securities Dealers, Inc.'s listing standards.

The Compensation Committee held two meetings in 2001. In the future, the Compensation Committee expects to meet annually and additional times as are necessary or advisable to achieve the purposes of the committee. The Compensation Committee currently consists of Messrs. Hinz (Chairman), Davenport and Riddle. The Compensation Committee is authorized to review and approve compensation, including non-cash benefits, and severance arrangements for the company's senior officers and employees and to recommend to the board salaries, remuneration and other forms of additional compensation and benefits as it deems necessary. The Compensation Committee also administers the company's 1999 Stock Incentive Plan. In 2001, the Compensation Committee assumed the duties of Stock Option Committee to make grants of stock options under the company's 1999 Stock Incentive Plan to non-executive employees of the company.

The Stock Option Committee was established in February 2000 and did not meet during 2000. The Stock Option Committee was terminated on March 22, 2001, and its duties will be assumed by the Compensation Committee on a going-forward basis. The Stock Option Committee was authorized to make grants of stock options under the company's 1999 Stock Incentive Plan to non-executive employees of the company.

All of the directors serving on the Audit Committee and the Compensation Committee are directors who are not employees of the company.

Meetings of the Board of Directors

There were five meetings of the board of directors in 2001. Each of the company's directors during 2001 attended at least 75% of the meetings of the board of directors and committees of the board of directors on which he served during such period. Mr. Davenport became a director in November 2001 and attended 100% of the total number of meetings of the board of directors held since he took office.

Compensation of Directors

Directors' Fees. Officers of Salem who also serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of Salem. Directors of Salem who are not also officers or employees of Salem received $2,500 for attending each regular or special meeting of the board of directors for the first half of 2001 and $3,750 for attending each regular or special meeting of the board of directors in the second half of 2001 and $500 for attending each regular or special meeting of any committee established by the board of directors. Directors of Salem are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at board and board committee meetings.

Stock Option Grants. Directors of Salem who are not also officers or employees of Salem, with the exception of Mr. Davenport, were granted 2,500 options each on October 17, 2001 to purchase shares of Salem's Class A common stock. Mr. Davenport was granted 2,500 options on November 2, 2001 to purchase shares of Class A common stock. All of these options vest after one year.

Employment and Consulting Agreements. Mssrs. Atsinger and Epperson are employed as officers of Salem pursuant to Employment Agreements. Mr. Halvorson is employed by Salem as a consultant pursuant to a Consulting Agreement. For more information regarding the Employment Agreements, see "EXECUTIVE COMPENSATION - Employment Agreements"; for more information regarding the Consulting Agreement, see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Agreement with Eric H. Halvorson."

Executive Officers

Set forth below are the executive officers of the company, together with the positions currently held by those persons, as of March 22, 2002. The executive officers are elected annually and serve at the pleasure of the company's board of directors; however, the company has entered into employment agreements with Messrs. Atsinger and Epperson, which agreements are described under "EXECUTIVE COMPENSATION" below.

Name of Officer	Age	Position Held with the Company
Stuart W. Epperson	65	Chairman of the Board
Edward G. Atsinger III	62	President, Chief Executive Officer and Director
Joe D. Davis	57	Executive Vice President, Operations
David A.R. Evans	39	Senior Vice President and Chief Financial Officer
Russell Hauth	61	Senior Vice President, Administration & Public Affairs
George Toulas	50	Senior Vice President, Special Projects
Jonathan L. Block	35	Vice President, General Counsel and Secretary
Eileen E. Hill	38	Vice President, Finance and Accounting
Roger Kemp	44	Vice President, National Program Development & Ministries Relation
Robert C. Adair	50	Vice President, Operations
David C. Armstrong	56	Vice President, Operations and General Manager/KKLA-FM, KRLA-AM, KFSH-FM, KXMX-AM and KRLH-AM
Kenneth L. Gaines	63	Vice President, Operations
David A. Ruleman	55	Vice President, Operations and General Manager/WAVA-FM, WITH-AM and WABS-AM
Greg R. Anderson	55	President of Salem Radio Network®
James R. Cumbee	49	President of Non-Broadcast Media

Set forth below is certain information concerning the business experience during the past five years of each of the individuals named above (excluding Messrs. Atsinger and Epperson, see "—Directors" above).

Mr. Davis has been Executive Vice President of Operations of Salem since October 2001. Prior to that time Mr. Davis was Senior Vice President of Salem since 2000, Vice President, Operations of Salem since 1996 and General Manager of WMCA-AM since 1989. He was also the General Manager of WWDJ-AM since 1994. He has previously served as Vice President and Executive Director of Christian Fund for the Disabled as well as President of Practice Resources, Inc., Davis Eaton Corporation and Vintage Specialty Advertising company.

Mr. Evans has been Senior Vice President and Chief Financial Officer of Salem since September 2000. From 1997 to 2000 Mr. Evans served as Senior Vice President and Managing Director—Europe, Middle East, Africa of Warner Bros. Consumer Products in London, England. He also served at Warner Bros. Consumer Products in Los Angeles, California, as Senior Vice President—Latin America, International Marketing, Business Development from 1996 to 1997 and Vice President—Worldwide Finance, Operations, Business Development from 1992 to 1996. From 1990 to 1992 he served as Regional Financial Controller—Europe of Warner Bros. in London, England. Prior to 1990, Mr. Evans was an audit manager with Ernst & Young LLP in Los Angeles and worked as a U.K. Chartered Accountant for Ernst & Young LLP in London.

Mr. Hauth has been Senior Vice President, Administration and Public Affairs of Salem since May 2001. From January 1998 to May 2001, Mr. Hauth was Vice President for Public Affairs of Salem. Prior to 1998, Mr. Hauth was President of Hauth Associates, a consulting firm which has served us since 1985 in executive selection and business planning. Concurrently, Mr. Hauth has served as Executive Director of the National Religious Broadcasters' Music License Committee since 1987.

Mr. Toulas has been Senior Vice President, Special Projects of Salem since August 2000. Mr. Toulas was Senior Vice President of the Saturn Division of Chancellor Media Corporation from 1997 to 2000. Prior to that time, Mr. Toulas spent 10 years with American Media, Inc., where he held management positions at WOCL-FM in Orlando, Florida, WUBE-FM in Cincinnati, Ohio and WLIF-FM in Baltimore, Maryland.

Mr. Block has been General Counsel since May 2000, Vice President since 1999 and Secretary since 1997. From 1995 to 2000 Mr. Block served as Associate General Counsel of Salem. Prior to 1995, Mr. Block was an associate at the law firm of Bothel, Long & McKisson in San Francisco, California.

Ms. Hill has been Vice President, Finance and Accounting of Salem since February 2000. From 1997 to 2000 she served as Vice President and Controller. She was Controller of Salem from 1996 to 1997. Ms. Hill joined Salem in 1994 as Accounting/Tax Manager. Prior to 1994, Ms. Hill was a Certified Public Accountant for the tax department of Ernst & Young LLP.

Mr. Kemp has been Vice President, National Program Development and Ministry Relations of Salem since August 1998. From 1991 to August 1998, Mr. Kemp was Senior Vice President at Insight for Living in Anaheim, California. From 1979 to 1991 Mr. Kemp was Creative Director for Ambassador Advertising Agency. Concurrently, Mr. Kemp has served on the board of directors of the National Religious Broadcasters in Manassas, Virginia since 1997.

Mr. Adair has been Vice President, Operations for Salem since August 2000. Prior to working for Salem, Mr. Adair was Senior Vice President at Renda Broadcasting for ten years. Prior to that time, Mr. Adair held sales and management positions in Oklahoma City with WKY Radio, KTOK Radio and the Oklahoma State University Sports Network.)

Mr. Armstrong has been Vice President, Operations of Salem since 1996 and General Manager of KKLA-FM since 1994. He has also supervised the operations of KRLA-AM since 1998, KFSH-FM since 2000, KXMX-AM since 2000, and KRLH-AM since 2000. Mr. Armstrong has 28 years of radio broadcast experience and has been general manager of stations in Santa Ana and Orange, California.

Mr. Gaines has been Vice President, Operations of Salem since 1994. Prior to that time, he served as General Manager of KKLA-FM from 1992 to 1994 and General Manager of WYLL-FM from 1990 to 1992. Mr. Gaines has been involved in the management of radio stations since 1964. He served as Executive Vice President of Commonwealth Communications from 1988 to 1990, Vice President of Penn Communications from 1985 to 1988, Executive Vice President of Broadstreet Communications from 1974 to 1985 and Vice President and General Manager of Metromedia from 1964 to 1974.

Mr. Ruleman has been Vice President, Operations of Salem since 1999 and General Manager of WAVA-FM since 1992, WITH-AM since 1997 and WABS-AM since 2000. He was General Manager of KPRZ-AM from 1986 to 1992. From 1973 to 1986, Mr. Ruleman served as Vice President of Palomar Broadcasting Corporation, a group owner of radio stations in Southern California.

Mr. Anderson has been President of Salem Radio Network® since 1996. From 1993 to 1994, Mr. Anderson was the Vice President-General Manager of the network. Mr. Anderson was employed by Multimedia, Inc. from 1980 to 1993. After serving as general manager at Multimedia stations in Greenville, South Carolina, Shreveport, Louisiana and Milwaukee, Wisconsin, he was named Vice President, Operations, of the Multimedia radio division in 1987 and was subsequently appointed as Executive Vice President and group head of Multimedia's radio division.

Mr. Cumbee has been the President of Non-Broadcast Media of Salem since January 2000. He was the President of Reach Satellite Network, Inc. in Nashville, Tennessee from 1996 through 1999. Salem purchased all of the shares of stock of Reach Satellite Network, Inc. in March 2000. From 1990 to 1996 he served as Vice President of Disney Vacation Development Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16(a) of the Exchange Act and the rules promulgated thereunder and requirements of the National Association of Securities Dealers, officers and directors of the company and persons who beneficially own more than 10% of the common stock of the company are required to (i) file with the Securities and Exchange Commission and the National Association of Securities Dealers Inc., and (ii) furnish to the company reports of ownership and change in ownership with respect to all equity securities of the company.

Based solely on its review of the copies of such reports received by it during or with respect to the year ended December 31, 2001 and/or written representations from such reporting persons, the company believes that its officers, directors and ten-percent stockholders complied with all Section 16(a) filing requirements applicable to such individuals.

ITEM 11. EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth all compensation paid by the company for 2000, 1999 and 1998 to the company's Chief Executive Officer and the four highest paid executive officers of the company serving as of December 31, 2001 (the "Named Executive Officers").

		Annual Compensation			
Name and Principal Positions	Year	Salary	Bonus	Other Annual Compensation	All Other Compensation
Edward G. Atsinger III	2001	$ 513,750	$ 300,000 (1)	$ —	$ —
President, Chief Executive	2000	500,000	—	—	—
Officer and Director	1999	516,667	—	—	—
Stuart W. Epperson	2001	513,750	200,000 (2)	—	—
Chairman of the Board	2000	500,000	—	—	—
	1999	516,667	—	—	—
Joe D. Davis	2001	251,600	40,000	—	2,625 (3)
Executive Vice President, Radio	2000	226,345	40,000	—	2,550 (3)
	1999	184,486	35,000	—	2,500 (3)
Robert C. Adair	2001	264,804	—	—	2,625 (3)
Senior Vice President, Operations	2000	88,268	—	—	—
	1999	—	—	—	—
David A.R. Evans	2001	258,796	—	—	2,625 (3)
Senior Vice President and	2000	54,968	10,000	—	—
Chief Financial Officer	1999	—	—	—	—

(1) On July 1, 2001, Edward G. Atsinger III received a signing bonus of $300,000. See "- Employment Agreements" below for further information.

(2) On July 1, 2001, Stuart W. Epperson received a signing bonus of $200,000. See "- Employment Agreements" below for further information.

(3) Represents employer matching contributions to individuals' 401(k) accounts.

Stock Option Grants

The following table sets forth information regarding grants of stock options under the 1999 Stock Incentive Plan by the company during 2001 to Named Executive Officers.

	Initial Grants				Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term	
	Number of Shares of Class A Common Stock Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/SH)	Expiration Date	5%($)	10%($)
Edward G. Atsinger III	—	—	$ —	—	$ —	$ —
Stuart W. Epperson	—	—	—	—	—	—
Joe D. Davis	800	0.3%	21.15	6/22/2006	(281)	4,076
	6,250	2.5%	22.42	12/14/2010	27,366	114,454
	6,250	2.5%	22.42	12/14/2011	35,741	139,912
	6,250	2.5%	22.42	12/14/2012	44,534	167,915
	6,250	2.5%	22.42	12/14/2013	53,767	198,719
Robert C. Adair	1,250	0.5%	13.50	1/25/2007	549	6,159
	1,250	0.5%	13.50	1/25/2008	1,420	8,462
	1,250	0.5%	13.50	1/25/2009	2,335	10,996
	1,250	0.5%	13.50	1/25/2010	3,296	13,783
David A.R. Evans	1,250	0.5%	13.50	1/25/2007	549	6,159
	1,250	0.5%	13.50	1/25/2008	1,420	8,462
	1,250	0.5%	13.50	1/25/2009	2,335	10,996
	1,250	0.5%	13.50	1/25/2010	3,296	13,783
	2,400	1.0%	21.15	6/22/2006	(844)	12,228
	10,000	4.0%	22.42	12/14/2010	43,786	183,126
	10,000	4.0%	22.42	12/14/2011	57,185	223,859
	10,000	4.0%	22.42	12/14/2012	71,254	268,664
	10,000	4.0%	22.42	12/14/2013	86,027	317,951

Employment Agreements

Edward G. Atsinger III and Stuart W. Epperson entered into seperate employment agreements with Salem effective as of July 1, 2001, pursuant to which Mr. Atsinger serves as President and Chief Executive Officer of Salem and Mr. Epperson serves as Chairman of Salem. The initial employment term under each agreement expires June 30, 2004. period expiring June 30, 2004. Pursuant to the employment agreements, each of Messrs. Atsinger and Epperson will be paid an annual base salary and an annual bonus determined at the discretion of the board of directors. In addition, on July 1, 2001 Messrs. Atsinger and Epperson received signing bonuses of $300,000 and $200,000, respectively, pursuant to their respective employment agreement. Each executive is required to repay a pro rata portion of the signing bonus if his employment is terminated at any time during the initial three-year term of his employment agreement. Effective as of July 1, 2001, the annual base salary payable to each of Messrs. Atsinger and Epperson was $530,000. Effective as of January 1, 2002, the annual base salary payable increased to $700,000 for Mr. Atsinger and $600,000 for Mr. Epperson. The employment agreements each provide that, in the event of a termination of employment by Salem without cause (or a constructive termination by Salem) during the initial term of employment, Salem will pay a severance benefit in the form of salary continuation payments for the longer of six months or the remainder of the initial term, plus accrued bonus through the date of termination. Following the initial term of employment, a termination of employment by Salem without cause (or a constructive termination by Salem) or a failure by Salem to renew the initial or any subsequent term of employment for an additional annual term would entitle Messrs. Atsinger and Epperson to three months of severance plus accrued bonus through the date of termination.

Additionally, the employment agreements with Messrs. Atsinger and Epperson provide Salem with a right of first refusal on corporate opportunities, which includes acquisitions of radio stations in any market in which Salem is interested, and includes a noncompete provision for a period of two years from the cessation of employment with Salem and a nondisclosure provision which is effective for the term of the employment agreements and indefinitely thereafter.

David A.R. Evans entered into an employment agreement with Salem pursuant to which he will serve as Senior Vice President and Chief Financial Officer of Salem. Effective as of September 15, 2000, his annual salary was $250,000. Effective as of September 15, 2001 his annual salary increased to $270,000. Effective as of September 15, 2002 his annual salary will increase to $290,000. His employment agreement expires on September 15, 2003.

401(k) Plan

The company adopted a 401(k) savings plan in 1993 for the purpose of providing, at the option of the employee, retirement benefits to full-time employees of the company and its subsidiaries. Participants are allowed to make nonforfeitable contributions to the savings plan of up to 15% of their annual salary, but may not exceed the annual maximum contribution limitations established by the Internal Revenue Service. The company currently matches 25% of the amounts contributed by each participant but does not match participants' contributions in excess of 6% of their compensation per pay period. The company made a contribution of $397,000 to the 401(k) savings plan during 2001.

Compensation Committee Interlocks and Insider Participation

The company's Compensation Committee consists of Messrs. Hinz (Chairman), Riddle and Davenport. No member is, or formerly was, an officer or employee of the company or any of its subsidiaries and neither had any relationship with the company requiring disclosure herein under applicable rules. In addition, to the company's knowledge, no executive officer or director of Salem has served as a director or a member of the compensation committee of another entity that requires disclosure herein under applicable rules.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The company's compensation program is administered by the Compensation Committee of the board of directors, which is comprised of three outside, non-employee directors. Following review and approval by the Compensation Committee, issues pertaining to compensation benefits and severance arrangements for the company's key executives are submitted to the full board of directors for approval.

The following is the Compensation Committee report addressing the compensation of the company's key executive officers for the 2001 fiscal year.

Report of the Compensation Committee

The primary function of the Compensation Committee is to oversee Salem's policies relating to executive compensation. The Compensation Committee's primary objectives are to attract and retain qualified individuals by providing competitive compensation and to encourage key management employees to conduct the affairs of the company in a manner that will directly benefit the company and its stockholders.

The Compensation Committee's policy is to establish fair and competitive base salaries for the company's key executives. In fulfilling this role, the Compensation Committee compares the salaries of Salem's executives with those with similar responsibilities at companies that are considered to be comparable in term of assets, market capitalization, revenue and operating cash flow. The Compensation Committee also analyzes the impact of a key executive's individual performance with respect to matters important to the interests of Salem and believes that outstanding performance merits increases in base salary, bonus consideration and stock-based incentives. The Compensation Committee believes that a direct relationship between an executive's compensation and that executive's contribution to the company's interests best serves the company's stockholders.

Accordingly, the following principles are inherent in all of the Compensation Committee's considerations regarding compensation for key executives:

1. In order to attract and retain highly qualified and experienced personnel necessary to fulfill the objectives of the company, Salem must offer competitive compensation, including a competitive base salary, cash bonus incentives and stock-based incentives;
2. Cash compensation in excess of the employee's base salary should be tied to the individual's performance, the performance of the business unit for which the employee is responsible and the overall performance of the company; and
3. The financial interest of the key executives of the company should be closely aligned with the financial interests of the company's stockholders.

In 2001, the three primary forms of compensation paid or awarded to Salem's key management personnel were salary, cash bonuses and stock options. The base salaries for the Chairman and Chief Executive Officer in 2000 were provided for in their respective employment agreements with Salem. The Chairman's base salary for 2001 was $513,750. The Chief Executive Officer's base salary in 2001 was $513,750. Salary for all other key executives is reviewed periodically and adjusted as warranted in accordance with the company's principles regarding executive compensation outlined above.

In 2001, the Compensation Committee renewed the employment agreements with the Chairman and Chief Executive Officer following the principles set above. Effective January 1, 2002, the annual compensation of the Chairman is $600,000 and the annual compensation of the Chief Executive Officer is $700,000. In addition, the Chairman and Chief Executive Officer were paid signing bonuses of $200,000 and $300,000, respectively, upon the signing of their employment agreements. The signing bonuses are repayable to the company on a pro rata basis should the Chairman or CEO terminate their employment prior to July, 2004.

All additional cash compensation paid to key management employees in 2001 was tied to the performance of the individual, the business unit for which they were responsible and the company. The employment agreements for the Chairman and Chief Executive Officer each provide for additional cash bonuses that may be paid to such executive officers at the sole discretion of the board of directors. Additionally, the Chief Executive Officer was guaranteed a bonus upon the company achieving after tax cash flow of $1.01 per share in 2001.

The Compensation Committee believes that ownership of the company's stock by key management more closely aligns the interest of key management to that of stockholders. In 2001, with the hiring of key employees of the company and to further incentivize key employees, stock options were granted.

The stock options granted to the executives and other key employees in 2001 generally vest over 4 years and have an exercise price at an amount equal to or exceeding the fair market price of Salem's stock at the time of the grant. This approach is designed to increase stockholder value over a long term, since the full benefit of the compensation package cannot be realized unless the stock price appreciation occurs over a number of years.

The Internal Revenue Code ("Code") contains a provision that limits the tax deductibility of certain compensation paid to certain executive officers and disallows the deductibility of certain compensation in excess of $1,000,000 per year unless the compensation is considered "performance-based" pursuant to the rules established in the Code. Salem's policies and practices generally ensure the maximum deduction possible under the Code; however, the company reserves the right to forego any and all of the tax deduction if it is believed to be in the best overall interest of Salem and its stockholders.

COMPENSATION COMMITTEE
Roland S. Hinz (Chairman)
David Davenport
Richard A. Riddle

Stock Price Performance Graph

The graph below compares the cumulative total stockholder return of the company's Class A common stock with the cumulative total return of the NASDAQ - NMS equity index and the Paul Kagan Associates, Inc. Radio Station Average index since July 1, 1999, when the company's Class A common stock was first registered under the Exchange Act, through December 31, 2001. The company's Class B common stock is not publicly traded and is not registered. The graph assumes that the value of an investment in the Company's Class A common stock and each index was $100 on July 1, 1999 and that any dividends were reinvested. No cash dividends have been declared on the company's Class A common stock since the initial public offering. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.


Comparison of Cumulative Return (1)
Dollars
175
150
125
100
75
50
25
Salem
NASDAQ
Paul Kagan

	7/1/1999	12/31/1999	6/30/2000	12/31/2000	6/30/2001	12/31/2001
Salem	100	89	36	59	86	90
NASDAQ	100	150	147	91	80	72
Paul Kagan	100	157	104	70	100	87

(1) Salem's Class A common stock returns were calculated based on the closing sales prices per share of the Class A common stock as follows: 7/1/99 (initial trading day), $25.50; 12/31/99, $22.625; 6/30/00, $9.2812; 12/31/00, $14.9375; 6/30/01, $21.88; 12/31/01, $23.00. The $22.50 per share initial public offering price of the company's Class A common stock was not used in calculating the Salem graph points.

The stock price performance graph above shall not be deemed incorporated by reference by any general statement incorporating by reference this report into any filing under the Securities Act or the Exchange Act, except to the extent that the company specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of the company's Class A and Class B common stock as of March 22, 2002 by (i) each person believed by the company to be the beneficial owner of more than 5% of either class of the outstanding Class A or Class B common stock, (ii) each director, (iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group.

Name and Address(1)	Class A Common Stock Number	Class A Common Stock % Vote(2)	Class B Common Stock Number	Class B Common Stock % Vote(2)	Percent of Votes of All Classes of Common Stock(2)
Stuart W. Epperson	4,317,029(3)	24.11%	2,776,848(4)	50.00%	43.69%
Nancy A. Epperson	4,317,029(3)	24.11%	2,776,848(4)	50.00%	43.69%
Edward G. Atsinger III	4,545,530(5)	25.38%	2,776,848(5)	50.00%	44.00%
Eric H. Halvorson	11,500(6)	*	—	*	*
Roland S. Hinz	147,971(7)	*	—	*	*
Donald P. Hodel	4,000(8)	*	—	*	*
Richard A. Riddle	59,667(9)	*	—	*	*
David Davenport	—	*	—	*	*
Paul Pressler	—	*	—	*	*
Joe D. Davis	8,300(10)	*	—	*	*
David A.R. Evans	12,950(11)	*	—	*	*
Robert C. Adair	5,000(12)	*	—	*	*
Liberty Wanger Asset Management, L.P. 227 West Monroe St., Suite 3000 Chicago, IL 60602	1,809,000(13)	10.10%	—	*	2.46%
All directors and executive officers as a group (21 persons)	9,169,634	51.21%	5,553,696	100.00%	88.10%

* Less than 1%.

(1) Except as otherwise indicated, the address for each person is c/o Salem Communications Corporation, 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012. Calculated pursuant to Rule 13d-3(d) under the Exchange Act, shares of Class A common stock not outstanding that are subject to options exercisable by the holder thereof within 60 days of March 22, 2002 are deemed outstanding for the purposes of calculating the number and percentage ownership by such stockholder, but not deemed outstanding for the purpose of calculating the percentage owned by each other stockholder listed. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.

(2) Percentage voting power is based upon 17,907,317 shares of Class A common stock and 5,553,696 shares of Class B common stock all of which were outstanding as of March 22, 2002, and the general voting power of one vote for each share of Class A common stock and ten votes for each share of Class B common stock. For information regarding voting power, see the section of the company's Proxy Statement for its 2002 Annual Meeting of Stockholders entitled "INFORMATION REGARDING VOTING AT THE ANNUAL MEETING-Record Date and Voting."

(3) Includes shares of Class A common stock held by a trust of which Mr. Epperson is trustee and shares held directly by Mr. Epperson. As husband and wife, Mr. and Mrs. Epperson are each deemed to be the beneficial owner of shares held by the other and, therefore their combined beneficial ownership is shown in the table.

(4) Includes shares of Class B common stock held directly by Mr. Epperson and shares held directly by Mrs. Epperson.

(5) These shares of Class A and Class B common stock are held by trusts of which Mr. Atsinger is trustee.

(6) These shares of Class A common stock are held by trusts for which Mr. Halvorson and his wife are trustees. Includes 9,000 shares of Class A common stock subject to options that are exercisable within 60 days.

(7) Includes 44,444 shares of Class A common stock held by a trust for which Mr. Hinz and his wife are trustees, 1,411 shares held by his wife and 444 shares held by his son. Mr. Hinz disclaims beneficial ownership of shares of Class A common stock held by his wife and his son. Includes 6,000 shares of Class A common stock subject to options that are exercisable within 60 days.

(8) Includes 4,000 shares of Class A common stock subject to options that are exercisable within 60 days.

(9) Includes 44,778 shares of Class A common stock held by a trust for which Mr. Riddle is trustee. Includes 6,000 shares of Class A common stock subject to options that are exercisable within 60 days.

(10) Includes 7,300 shares of Class A common stock subject to options that are exercisable within 60 days.

(11) Includes 9,900 shares of Class A common stock subject to options that are exercisable within 60 days.

(12) Includes 5,000 shares of Class A common stock subject to options that are exercisable within 60 days.

(13) This information is based on a Schedule 13G filed by Liberty Wanger Asset Management, L.P. (and certain affiliates hereafter described) with the Securities and Exchange Commission on February 13, 2002. Liberty Wanger Asset Management, L.P. reported that as of such date it was the beneficial owner of 1,809,000 shares of our issued and outstanding Class A common stock which were acquired on behalf of Liberty Wanger Asset Management, L.P.'s discretionary clients, including Liberty Acorn Trust. Of the 1,809,000 shares, Liberty Acorn Trust was the beneficial owner of 1,183,100 shares. WAM Acquisition GP, Inc. is the general partner of Liberty Wanger Asset Management, L.P. and also the beneficial owner of all 1,809,000 shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Leases With Principal Stockholders

As of March 2002, the company leases the studios and tower and antenna sites described in the table below from Messrs. Atsinger and Epperson or trusts and partnerships created for the benefit of Messrs. Atsinger and Epperson and their families. All such leases have cost of living adjustments. Based upon management's assessment and analysis of local market conditions for comparable properties, the company believes that such leases do not have terms that vary materially from those that would have been available from unaffiliated parties.

Market	Station Call Letters	Facilities Leased	Current Annual Rental	Expiration Date(1)
Leases with both Messrs. Atsinger and Epperson:				
Chicago, IL	WZFS-FM	Antenna/Tower	$ 132,000	2009
San Francisco, CA	KFAX-AM	Antenna/Tower	152,700	2003
Philadelphia, PA	WFIL-AM/WZZD-AM	Antenna/Tower/Studios	121,385	2004
Houston-Galveston, TX	KKHT-AM/KTEK-AM	Antenna/Tower	34,850	2005
		Antenna/Tower	18,190	2008
Seattle-Tacoma, WA	KGNW-AM/KLFE-AM	Antenna/Tower	39,460	2007
		Antenna/Tower	28,678	2004
Minneapolis-St. Paul, MN	KKMS-AM/KYCR-AM	Antenna/Tower/Studios	143,294	2006
Pittsburgh, PA	WORD-FM	Antenna/Tower	29,400	2003
Denver-Boulder, CO	KRKS-AM/KNUS-AM	Antenna/Tower	61,971	2009
		Antenna/Tower	20,368	2006
Portland, OR	KPDQ-AM/FM	Office/Studios	64,644	2007
		Antenna/Tower	15,128	2007
Cincinnatti, OH	WTSJ-AM	Antenna/Tower	13,180	2008
Sacramento, CA	KFIA-AM	Antenna/Tower	89,352	2006
San Antonio, TX	KSLR-AM	Antenna/Tower	34,730	2007
		Antenna/Tower	9,296	2009
Phoenix, AZ	KPXQ-AM	Antenna/Tower	36,000	2009
			$ 1,044,626	
Lease with Mr. Atsinger:				
San Diego, CA	KPRZ-AM	Antenna/Tower	51,015	2002
			$ 1,095,641	

(1) The expiration date reported for certain facilities represents the expiration date assuming exercise of lease term extensions at Salem's option.

Rental expense paid by the company to Messrs. Atsinger and Epperson or trusts or partnerships created for the benefit of their families for 2001 amounted to approximately $1.2 million. Rental expense paid by the company to Mr. Atsinger or trusts created for the benefit of his family for 2001 amounted to approximately $50,000.

Loan to Edward G. Atsinger III

On December 31, 2000 the company loaned Edward G. Atsinger III $450,000. Such loan is repayable on demand and will accrue interest at the rate of 8% per annum on the unpaid principal. On July 1, 2001, Mr. Atsinger applied his signing bonus of $300,000, against this loan. As of December 31, 2001, Mr. Atsinger owed the company approximately $386,000 related to the loan, interest and unearned portion of his signing bonus, however, only the remaining unpaid balance from the original $450,000 loan continues to accrue interest.

Radio Stations Owned By The Eppersons

Nancy Epperson, the wife of the Chairman of the Board, Stuart W. Epperson, has personally acquired four radio stations in the Norfolk-Virginia Beach-Newport News, Virginia market. Additionally, Mr. Epperson has personally acquired certain radio stations in the Greensboro-Winston-Salem, North Carolina market. These Virginia and North Carolina markets are not currently served by stations owned and operated by the company. Acquisitions in such markets are not part of the company's current business and acquisition strategies. Under his employment agreement, Mr. Epperson is required to offer the company a right of first refusal of opportunities related to the company's business.

KEZY-AM

In December 2001, the company sold the assets of radio station KEZY-AM, San Bernardino, California, for $4.0 million to a company owned by Roland S. Hinz, one of Salem's directors.

Professional Services

Salem provides profeesional and consulting services to, and receives cash consideration from, Salem Broadcasting Company ("SBC") for these services. SBC is owned directly by Stuart W. Epperson and Edward G. Atsinger III. In 2001, the company billed SBC approximately $170,000.

Land Exchange

On December 18, 2001, the company exchanged land and a building located in Phoenix, Arizona with SBC for land and a building located in Cleveland, Ohio.

Transportation Services Supplied By Atsinger Aviation

From time to time, Salem rents an airplane and a helicopter from Atsinger Aviation LLC, which is owned by Edward G. Atsinger III. As approved by the independent members of Salem's board of directors, Salem rents these aircraft on an hourly basis at below-market rates and uses them for general corporate needs. In 2001, the company paid $259,000 to Atsinger Aviation for airplane and helicopter rental.

Employment Agreements with Messrs. Atsinger and Epperson

Mssrs. Atsinger and Epperson are employed as officers of Salem pursuant to Employment Agreements. For more information regarding the Employment Agreements, see "EXECUTIVE COMPENSATION - Employment Agreements."

Agreement with Eric H. Halvorson

Eric H. Halvorson entered into a consulting agreement on July 1, 2001 with Salem whereby he provides legal and other consulting services to Salem and is compensated on an hourly basis. The agreement has no expiration date but can be terminated by either party upon two weeks prior written notice. In 2001, the company paid Mr. Halvorson approximately $50,000 for such services.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)

1. Financial Statements.

The financial statements required to be filed hereunder are set forth at the end of this Report beginning on page F-1.

2. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
2.01	Certificate of Incorporation of Salem Communications Holding Corporation, a Delaware corporation. (9)
2.02	Bylaws of Salem Communications Holding Corporation. (9)
2.03	Certificate of Incorporation of Salem Communications Acquisition Corporation, a Delaware corporation. (9)
2.04	Bylaws of Salem Communications Acquisition Corporation. (9)
2.05	Certificate of Incorporation of SCA License Corporation, a Delaware corporation. (9)
2.06	Bylaws of SCA License Corporation. (9)
3.01	Amended and Restated Certificate of Incorporation of Salem Communications Corporation, a Delaware corporation. (4)
3.02	Bylaws of Salem Communications Corporation, a Delaware Corporation. (4)
3.03	Certificate of Formation of Salem Radio Operations, LLC. (11)
3.04	Operating Agreement of Salem Radio Operations, LLC. (11)
3.05	Certificate of Formation of Salem Media of Illinois, LLC. (11)
3.06	Operating Agreement of Salem Media of Illinois, LLC. (11)
3.07	Certificate of Formation of Salem Media of New York, LLC. (11)
3.08	Operating Agreement of Salem Media of New York, LLC. (11)
3.09	Certificate of Incorporation of Salem Radio Operations — Pennsylvania, Inc. (11)
3.10	Bylaws of Salem Radio Operations — Pennsylvania, Inc. (11)
3.11	Agreement of Limited Partnership of Inspiration Media of Pennsylvania, LP. (11)
3.12	Certificate of Limited Partnership of Inspiration Media of Pennsylvania, LP. (11)
3.13	Certificate of Amendment to Certificate of Limited Partnership of Inspiration Media of Pennsylvania, LP. (11)
3.14	Certificate of Conversion of OnePlace, Ltd. (11)
3.15	Certificate of Formation of OnePlace, LLC. (11)
3.16	Operating Agreement of OnePlace, LLC. (11)
3.16.01	First Amendment to Limited Liability Company Operating Agreement of OnePlace, LLC. (12)
3.17	Articles of Conversion of Inspiration Media of Texas, Inc. (11)
3.18	Articles of Organization of Inspiration Media of Texas, LLC. (11)
3.19	Operating Agreement of Inspiration Media of Texas, LLC. (11)
3.20	Certificate of Incorporation of Salem Communications Holding Corporation (previously filed as exhibit 2.01). (9)
3.21	Bylaws of Salem Communications Holding Corporation (previously filed as exhibit 2.02). (9)
3.22	Certificate of Incorporation of Salem Communications Acquisition Corporation.(previously filed as exhibit 2.03). (9)
3.23	Bylaws of Salem Communications Acquisition Corporation.(previously filed as exhibit 2.04). (9)
3.24	Certificate of Incorporation of SCA License Corporation.(previously filed as exhibit 2.05). (9)
3.25	Bylaws of SCA License Corporation.(previously filed as exhibit 2.06). (9)
4.01	Indenture between Salem Communications Corporation, a California corporation, certain named guarantors and The Bank of New York, as Trustee, dated as of September 25, 1997, relating to the 9 ½% Series A and Series B Senior Subordinated Notes due 2007. (1)
4.02	Form of 9 ½% Senior Subordinated Note (filed as part of exhibit 4.01). (1)
4.03	Form of Note Guarantee (filed as part of exhibit 4.01). (1)
4.04	Credit Agreement, dated as of September 25, 1997, among Salem, the several Lenders from time to time parties thereto, and The Bank of New York, as administrative agent for the Lenders (incorporated by reference to exhibit 4.07 of the previously filed Registration Statement on Form S-4). (1)
4.05	Borrower Security Agreement, dated as of September 25, 1997, by and between Salem and The Bank of New York, as Administrative Agent of the Lenders (incorporated by reference to exhibit 4.07 of the previously filed Registration Statement on Form S-4). (1)
4.06	Subsidiary Guaranty and Security Agreement dated as of September 25, 1997, by and between Salem, certain named guarantors, and The Bank of New York, as Administrative Agent (incorporated by reference to exhibit 4.09 of the previously filed Registration Statement on Form S-4). (1)
4.07	Amendment No. 1 and Consent No. 1, dated as of August 5, 1998, to the Credit Agreement, dated as of September 25, 1997, by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America NT SA, as documentation agent, and the several Lenders (incorporated by reference to exhibit 10.02 of previously filed Current Report on Form 8-K). (2)
4.08	Amendment No. 2 and Consent No. 2, dated as of January 22, 1999, to the Credit Agreement, dated as of September 25, 1997, by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America NT SA, as documentation agent, and the Lenders. (5)

4.09	Specimen of Class A common stock certificate. (5)
4.10	Supplemental Indenture No. 1, dated as of March 31, 1999, to the Indenture, dated as of September 25, 1997, by and among Salem Communications Corporation, a California corporation, Salem Communications Corporation, a Delaware corporation, The Bank of New York, as Trustee, and the Guarantors named therein. (5)
4.10.01	Supplemental Indenture No. 2, dated as of August 24, 2000, by and among Salem Communications Corporation, a Delaware corporation, Salem Communications Holding Corporation, a Delaware corporation, the guarantors named therein and The Bank of New York, as Trustee (previously filed as Exhibit 4.11). (9)
4.10.02	Supplemental Indenture No. 3, dated as of March 9, 2001, by and among Salem Communications Corporation, a Delaware corporation, Salem Communications Holding Corporation, a Delaware corporation, the guarantors named therein and The Bank of New York, as Trustee. (13)
4.10.03	Supplemental Indenture No. 4, dated as of June 25, 2001, by and among Salem Communications Holding Corporation, a Delaware corporation, the guarantors named therein and The Bank of New York, as Trustee. (12)
4.11	Consent No. 3, dated as of March 31, 1999, to the Credit Agreement, dated as of September 25, 1997, by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America NT SA, as Documentation Agent, and the Lenders named therein. (5)
4.12	Assumption Agreement, dated as of March 31, 1999, by and between Salem Communications Corporation, a Delaware corporation, and The Bank of New York, as Administrative Agent. (5)
4.13	Amendment No. 1 to the Grant of Security Interest (Servicemarks) by Salem to The Bank of New York, as Administrative Agent, under the Borrower Security Agreement, dated as of September 25, 1997, with the Administrative Agent. (5)
4.14	Amendment No. 3 and Consent No. 4, dated as of April 23, 1999, under the Credit Agreement, dated as of September 25, 1997, by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America NT SA, as Documentation Agent, and the Lenders party thereto. (5)
4.15	First Amended and Restated Credit Agreement by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America NT SA, as Documentation Agent, and the Lenders named therein. (5)
4.16	Amendment No. 1 to First Amended and Restated Credit Agreement, by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America, N.A., as Documentation Agent and the Lenders party thereto. (6)
4.17	Amendment No. 2 to First Amended and Restated Credit Agreement, by and among Salem, The Bank of New York, as Administrative Agent for the Lenders, Bank of America, N.A., as Documentation Agent and the Lenders party thereto. (6)
4.18	Amendment No. 3 to First Amended and Restated Credit Agreement, dated as of August 17, 2000, by and among the Company, The Bank of New York, as administrative Agent for the Lender, Bank of America, N.A., and the Lenders party thereto. (9)
4.19	Second Amended and Restated Credit Agreement, dated as of August 24, 2000, by and among Salem Communications Holding Corporation, The Bank of New York, as Administrative Agent, Bank of America, N.A. as Syndication Agent, Fleet National Bank as Documentation Agent, Union Bank of California, N.A. and the Bank of Nova Scotia as Co-Agents and the Lenders party thereto. (9)
4.19.01	Supplement to Second Amended and Restated Subsidiary Guaranty dated November 7, 2000 by Salem Communications Acquisition Corporation and The Bank of New York. (11)
4.19.02	Supplement to Second Amended and Restated Subsidiary Guaranty dated November 7, 2000 by SCA License Corporation and The Bank of New York. (11)
4.20	Credit Agreement dated as of August 24, 2000, by and among the Company, ING (U.S.) Capital LLC as Administrative Agent, The Bank of New York as Syndication Agent, Fleet National Bank as Documentation Agent, and the Lenders party thereto. (9)
4.21	Amendment No. 1, dated as of January 15, 2001, to the Third Amended and Restated Credit Agreement, dated as of November 7, 2000, by and among Salem Communications Corporation, a Delaware Corporation; The Bank of New York, as Administrative Agent; Bank Of America, N.A., as Syndication Agent; Fleet National Bank, as Documentation Agent; Union Bank of California, N.A. and The Bank of Nova Scotia, as Co-Agents; and Lenders. (10)
4.22	Amendment No. 1, dated as of January 15, 2001, to the First Amended and Restated Parent Guaranty, dated as of November 7, 2000, by and among Salem Communications Corporation, a Delaware corporation, Salem Communications Holding Corporation, a Delaware corporation, and The Bank of New York, as Administrative Agent. (10)

4.23 Third Amended and Restated Credit Agreement dated as of November 7, 2000, by and among Salem Communications Holding Corporation, a Delaware corporation, The Bank of New York, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Fleet National Bank as Documentation Agent, Union Bank of California, N.A. and The Bank of Nova Scotia, as Co-agents and lenders. (10)

4.24 Fourth Amended and Restated Credit Agreement dated as of June 15, 2001, by and among Salem Communications Holding Corporation, a Delaware corporation, The Bank of New York, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Fleet National Bank as Documentation Agent, Union Bank of California, N.A. and The Bank of Nova Scotia, as Co-agents and lenders. (12)

4.24.01 First Amended and Restated Parent Security Agreement dated as of June 15, 2001, by and among Salem Communications Corporation, a Delaware corporation, and The Bank of New York, as Administrative Agent. (12)

4.24.02 Second Amended and Restated Parent Security Agreement dated as of June 15, 2001, by and among Salem Communications Corporation, a Delaware corporation, Salem Communications Holding Corporation, a Delaware corporation, and The Bank of New York, as Administrative Agent. (12)

4.24.03 First Amendment to the Fourth Amended and Restated Credit Agreement, dated as of December 27, 2001, by and among Salem Communications Holding Corporation, a Delaware corporation, The Bank of New York, as administrative agent, the other agents party thereto, and the Lenders party thereto.

4.25 Indenture between Salem Communications Holding Corporation, a Delaware corporation, certain named guarantors and The Bank of New York, as Trustee, dated as of June 25, 2001, relating to the 9% Series A and Series B Senior Subordinated Notes due 2011. (12)

4.26 Form of 9% Senior Subordinated Notes (filed as part of exhibit 4.25).

4.27 Form of Note Guarantee (filed as part of exhibit 4.25).

4.28 Registration Rights Agreement dated as of June 25, 2001, by and among Salem Communications Holding Corporation, the guarantors and initial purchasers named therein. (12)

10.01 Amended and Restated Employment Agreement, dated as of May 19, 1999, between Salem and Edward G. Atsinger III. (5)

10.01.01 Promissory Note from Edward G. Atsinger III to Salem dated December 31, 2000. (11)

10.01.02 Employment Agreement, dated July 1, 2001, between Salem Communications Holding Corporation and Edward G. Atsinger III. (12)

10.02 Amended and Restated Employment Agreement, dated as of May 19, 1999, between Salem and Stuart W. Epperson. (5)

10.02.01 Employment Agreement, dated July 1, 2001, between Salem Communications Holding Corporation and Suart W. Epperson.

10.03.01 Employment Contract, dated November 7, 1991, between Salem and Eric H. Halvorson. (1)

10.03.02 First Amendment to Employment Contract, dated April 22, 1996, between Salem and Eric H. Halvorson. (1)

10.03.03 Second Amendment to Employment Contract, dated July 8, 1997, between Salem and Eric H. Halvorson. (1)

10.03.04 Deferred Compensation Agreement, dated November 7, 1991, between Salem and Eric H. Halvorson. (1)

10.03.05 Third Amendment to Employment Agreement, entered into May 26, 1999, between Salem and Eric Halvorson. (5)

10.03.06 Consulting Agreement dated August 7, 2000, between Salem and Eric H. Halvorson. (11)

10.03.07 Consulting Agreement dated July 1, 2001, between Salem and Eric H. Halvorson.

10.04.01 Employment Agreement, dated September 15, 2000, between Salem Communications Holding Corporation and David A.R. Evans. (14)

10.05.01 Antenna/tower lease between Caron Broadcasting, Inc. (WHLO-AM/Akron, Ohio) and Messrs. Atsinger and Epperson expiring 2007. (1)

10.05.02 Antenna/tower/studio lease between Caron Broadcasting, Inc. (WTSJ-AM/ Cincinnati, Ohio) and Messrs. Atsinger and Epperson expiring 2007. (1)

10.05.03 Antenna/tower lease between Caron Broadcasting, Inc. (WHK-FM/Canton, Ohio) and Messrs. Atsinger and Epperson expiring 2007. (1)

10.05.04 Antenna/tower/studio lease between Common Ground Broadcasting, Inc. (KKMS-AM/Eagan, Minnesota) and Messrs. Atsinger and Epperson expiring in 2006. (1)

10.05.05 Antenna/tower lease between Common Ground Broadcasting, Inc. (WHK-AM/ Cleveland, Ohio) and Messrs. Atsinger and Epperson expiring 2008. (1)

10.05.06 Antenna/tower lease (KFAX-FM/Hayward, California) and Salem Broadcasting Company, a partnership consisting of Messrs. Atsinger and Epperson, expiring in 2003. (1)

10.05.07 Antenna/tower/studio lease between Inland Radio, Inc. (KKLA-AM/San Bernardino, California) and Messrs. Atsinger and Epperson expiring 2002. (1)

10.05.08 Antenna/tower lease between Inspiration Media, Inc. (KGNW-AM/Seattle, Washington) and Messrs. Atsinger and Epperson expiring in 2002. (1)

10.05.09	Antenna/tower lease between Inspiration Media, Inc. (KLFE-AM/Seattle, Washington) and The Atsinger Family Trust and Stuart W. Epperson Revocable Living Trust expiring in 2004. (1)
10.05.11.01	Antenna/tower/studio lease between Pennsylvania Media Associates, Inc. (WZZD-AM/WFIL-AM/Philadelphia, Pennsylvania) and Messrs. Atsinger and Epperson, as assigned from WEAZ-FM Radio, Inc., expiring 2004. (1)
10.05.11.02	Antenna/tower/studio lease between Pennsylvania Media Associates, Inc. (WZZD-AM/WFIL-AM/Philadelphia, Pennsylvania) and The Atsinger Family Trust and Stuart W. Epperson Revocable Living Trust expiring 2004. (1)
10.05.12	Antenna/tower lease between Radio 1210, Inc. (KPRZ-AM/Olivenhain, California) and The Atsinger Family Trust expiring in 2002. (1)
10.05.13	Antenna/tower lease between Salem Media of Texas, Inc. and Atsinger Family Trust/Epperson Family Limited Partnership (KSLR-AM/San Antonio, Texas). (6)
10.05.14	Antenna/turner/studio leases between Salem Media Corporation (KLTX-AM/Long Beach and Paramount, California) and Messrs. Atsinger and Epperson expiring in 2002. (1)
10.05.15	Antenna/tower lease between Salem Media of Colorado, Inc. (KNUS-AM/Denver-Boulder, Colorado) and Messrs. Atsinger and Epperson expiring 2006. (1)
10.05.16	Atenna/tower lease between Salem Media of Colorado, Inc. and Atsinger Family Trust/Epperson Family Limited Partnership (KRKS-AM/KBJD-AM/Denver, Colorado). (6)
10.05.17.01	Studio Lease between Salem Media of Oregon, Inc. (KPDQ-AM/FM/Portland, Oregon) and Edward G. Atsinger III, Mona J. Atsinger, Stuart W. Epperson, and Nancy K. Epperson expiring 2002. (1)
10.05.17.02	Antenna/tower lease between Salem Media of Oregon, Inc. (KPDQ-AM/FM/Raleigh Hills, Oregon and Messrs. Atsinger and Epperson expiring 2002. (1)
10.05.18	Antenna/tower lease between Salem Media of Pennsylvania, Inc. (WORD-FM/WPIT-AM/Pittsburgh, Pennsylvania) and The Atsinger Family Trust and Stuart W. Epperson Revocable Living Trust expiring 2003. (1)
10.05.19	Antenna/tower lease between Salem Media of Texas, Inc. (KSLR-AM/San Antonio, Texas) and Epperson-Atsinger 1983 Family Trust expiring 2007. (1)
10.05.20	Antenna/tower lease between South Texas Broadcasting, Inc. (KENR-AM/Houston-Galveston, Texas) and Atsinger Family Trust and Stuart W. Epperson Revocable Living Trust expiring 2005. (1)
10.05.21	Antenna/tower lease between Vista Broadcasting, Inc. (KFIA-AM/Sacramento, California) and The Atsinger Family Trust and Stuart W. Epperson Revocable Living Trust expiring 2006. (1)
10.05.22	Antenna/tower lease between South Texas Broadcasting, Inc. (KKHT-FM/Houston-Galveston, Texas) and Sonsinger Broadcasting Company of Houston, LP expiring 2008. (3)
10.05.23	Antenna/tower lease between Inspiration Media of Texas, Inc. (KTEK-AM/Alvin, Texas) and the Atsinger Family Trust and The Stuart W. Epperson Revocable Living Trust expiring 2009. (3)
10.06.05	Asset Purchase Agreement dated as of September 30, 1996 by and between Infinity Broadcasting Corporation of Dallas and Inspiration Media of Texas, Inc. (KEWS, Arlington, Texas; KDFX, Dallas, Texas). (1)
10.06.07	Asset Purchase Agreement dated June 2, 1997 by and between New England Continental Media, Inc. and Hibernia Communications, Inc. (WPZE-AM, Boston, Massachusetts). (1)
10.06.08	Option to Purchase dated as of August 18, 1997 by and between Sonsinger, Inc. and Inspiration Media, Inc. (KKOL-AM, Seattle, Washington). (1)
10.06.09	Asset Purchase Agreement dated as of April 13, 1998 by and between New Inspiration Broadcasting Company and First Scientific Equity Devices Trust (KIEV-AM, Glendale, California) (incorporated by reference to Exhibit 2.01 of the previously filed Current Report on Form 8-K). (3)
10.06.10	Asset Purchase Agreement dated as of April 1, 1999 by and between Inspiration Media, Inc. and Sonsinger, Inc. (KKOL-AM, Seattle, Washington). (5)
10.07.01	Tower Purchase Agreement dated August 22, 1997 by and between Salem and Sonsinger Broadcasting Company of Houston, L.P. (1)
10.07.02	Amendment to the Tower Purchase Agreement dated November 10, 1997 by and between Salem and Sonsinger Broadcasting Company of Houston, L.P. (1)
10.07.03	Promissory Note dated November 11, 1997 made by Sonsinger Broadcasting Company of Houston, L.P. payable to Salem. (1)
10.07.04	Promissory Note dated December 24, 1997 made by Salem payable to Edward G. Atsinger III. (1)
10.07.05	Promissory Note dated December 24, 1997 made by Salem payable to Stuart W. Epperson. (1)

10.08.01	Local Marketing Agreement dated August 13, 1999 between Concord Media Group, Inc. and Radio 1210, Inc. (6)
10.08.02	Asset Purchase Agreement dated as of August 18, 1999, by and between Salem Media of Georgia, Inc. and Genesis Communications, Inc. (WNIV-FM, Atlanta, Georgia and WLTA-FM, Alpharetta, Georgia.). (6)
10.08.03	Asset Purchase Agreement dated as of November 29, 1999, by and among JW Broadcasting, Inc., Salem Media of Georgia, Inc. and Salem Communications Corporation (WGKA-AM, Atlanta, Georgia.). (6)
10.08.04	Asset Exchange Agreement dated as of January 19, 2000 by and among Bison Media, Inc.; AMFM Texas Broadcasting, LP and AMFM Texas Licenses, LP (KSKY-AM, Balch Springs, TX; KPRZ-FM, Colorado Springs, CO). (7)
10.08.05	Asset Purchase Agreement dated as of March 6, 2000 by and among Salem, Citicasters Co., AMFM Texas Broadcasting, LP; AMFM Texas Licenses LP; AMFM Ohio, Inc.; AMFM Radio Licenses LLC; Capstar Radio Operating Company and Capstar TX Limited Partnership (WBOB-AM, KEZY-AM, KXMX-FM, KDGE-FM, WKNR-AM, WRMR-AM, KALC-FM, WYGY-FM). (7)
10.08.06	Asset Exchange Agreement dated as of May 31, 2000 by and among Salem; South Texas Broadcasting, Inc.; Cox Radio, Inc.; and CXR Holdings, Inc. (WALR-FM, Athens, GA; WSUN-AM, Plant City, FL, KLUP-AM, Terrell Hills, TX, KKHT-FM, Conroe, TX). (8)
10.08.07	Asset Purchase Agreement dated as of July 2000, by and among Salem Media of California and Hi-Favor Broadcasting, LLC (KLTX-AM Long Beach, CA). (8)
10.08.08	Asset Purchase Agreement, dated September 2000, by and between Salem Communications Acquisition Corporation, a Delaware corporation and Emmis Communications Corporation, an Indiana corporation (KALC-FM Denver, CO). (10)
10.08.09	Asset Purchase Agreement, dated as of July 2000, by and between Truth Broadcasting Corporation, a North Carolina corporation, and Salem Media Of Kentucky, Inc., a Kentucky corporation (WLKY-AM Louisville, KY). (10)
10.08.10	Asset Purchase Agreement, dated December 2000, by and between Carter Broadcasting, Inc. and SCA License Corporation, a Delaware corporation (WROL-AM Boston, MA). (10)
10.08.11	Asset Purchase Agreement, dated as of November 6, 2000, by and among Infinity Broadcasting Corporation of Illinois, a Delaware corporation, Infinity Broadcasting Corporation, a Delaware corporation, and Salem Communications Corporation, a Delaware corporation (WXRT-AM Chicago, IL). (10)
10.08.12	Promissory Note dated November 7, 2000 made by Salem Communications Corporation payable to Salem. (12)
10.08.13	Local Marketing Agreement, dated September 14, 2001, between Inland radio, Inc. and Hi-Favor Broadcasting, LLC. (14)

10.09.01	Evidence of Key man life insurance policy no. 2256440M insuring Edward G. Atsinger III in the face amount of $5,000,000. (1)
10.09.02	Evidence of Key man life insurance policy no. 2257474H insuring Edward G. Atsinger III in the face amount of $5,000,000. (1)
10.09.03	Evidence of Key man life insurance policy no. 2257476B insuring Stuart W. Epperson in the face amount of $5,000,000. (1)
10.10	1999 Stock Incentive Plan. (5)
10.11	Management Services Agreement by and among Salem and Salem Communications Holding Corporation, dated August 25, 2000. (10)
21.01	Subsidiaries of Salem. (10)
23.1	Consent of Independent Auditors.

---

(1) Incorporated by reference to the exhibit of the same number, unless otherwise noted, of Salem's Registration Statement on Form S-4 (No. 333-41733), as amended, as declared effective by the Securities and Exchange Commission on February 9, 1998.

(2) Incorporated by reference to the exhibit of the same number, unless otherwise noted, of Salem's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 4, 1998.

(3) Incorporated by reference to the exhibit of the same number, unless otherwise noted, of Salem's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 1999.

(4) Incorporated by reference to the exhibit of the same number, unless otherwise noted, of Salem's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 1999.

(5) Incorporated by reference to the exhibit of the same number to the Company's Registration Statement on Form S-1 (No. 333-76649) as amended, as declared effective by the Securities and Exchange Commission on June 30, 1999.

(6) Incorporated by reference to the exhibit of the same number to Salem's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 30, 2000.

(7) Incorporated by reference to the exhibit of the same number to Salem's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2000.

(8) Incorporated by reference to the exhibit of the same number to Salem's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2000.

(9) Incorporated by reference to the exhibit of the same number, unless otherwise noted, to Salem's Current Report on Form 8-K; filed with the Securities and Exchange Commission on September 8, 2000.

(10) Incorporated by reference to the exhibit of the same number to Salem's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 2, 2001.

(11) Incorporated by reference to the exhibit of the same number to Salem's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 15, 2001.

(12) Incorporated by reference to the exhibit of the same number to Salem's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2001.

(13) Incorporated by reference to the exhibit of the same number of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 16, 2001.

(14) Incorporated by reference to the exhibit of the same number to Salem's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2001.

(b)

Reports on Form 8-K

On October 16, 2001, the company filed an Amended Current Report on Form 8-K/A, relating to its acquisition of certain assets of eight radio stations from affiliates of Clear Channel, Inc. and AMFM, Inc. In addition, Salem announced two related transactions: an asset exchange with Sunburst Dallas, L.P. and the sale of KALC-FM, Denver, Colorado to Emmis Communications.

On December 27, 2001, the company filed a Current Report on Form 8-K relating to the provision of a subsequent offering period in connection with its exchange offer of HoldCo's 9% Series B notes for HoldCo's existing 9% Series A notes. Separately, the company announced the completion and the results of such exchange offer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SALEM COMMUNICATIONS CORPORATION

April 1, 2002

By: /s/ EDWARD G. ATSINGER III

Edward G. Atsinger III
President and Chief Executive Officer

April 1, 2002

By: /s/ DAVID A.R. EVANS

David A.R. Evans
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ EDWARD G. ATSINGER III Edward G. Atsinger III	President and Chief Executive Officer (Principal Executive Officer)	April 1, 2002
/S/ DAVID A.R. EVANS David A.R. Evans	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 1, 2002
/S/ EILEEN E. HILL Eileen E. Hill	Vice President, Finance and Accounting (Principal Accounting Officer)	April 1, 2002
/S/ STUART W. EPPERSON Stuart W. Epperson	Director	April 1, 2002
/S/ ERIC H. HALVORSON Eric H. Halvorson	Director	April 1, 2002
/S/ RICHARD A. RIDDLE Richard A. Riddle	Director	April 1, 2002
/S/ ROLAND S. HINZ Roland S. Hinz	Director	April 1, 2002
/S/ DONALD P. HODEL Donald P. Hodel	Director	April 1, 2002
/S/ DAVID DAVENPORT David Davenport	Director	April 1, 2002
Paul Pressler	Director	April 1, 2002

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
of Salem Communications Corporation

We have audited the accompanying consolidated balance sheets of Salem Communications Corporation (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salem Communications Corporation at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, the Company has not yet adopted Statement of Financial Accounting Standards No. 142. However, the transition provisions of that Statement preclude the amortization of goodwill and intangible assets with indefinite lives acquired in a business combination for which the acquisition date is after June 30, 2001.

ERNST & YOUNG LLP

Woodland Hills, California
February 26, 2002

SALEM COMMUNICATIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and per share data)

	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,928	$ 23,921
Accounts receivable (less allowance for doubtful accounts of $3,550 in 2000 and $5,749 in 2001)	25,129	27,695
Other receivables	1,230	1,284
Prepaid expenses	1,558	1,282
Due from stockholders	450	302
Deferred income taxes	2,250	1,531
Total current assets	34,545	56,015
Property, plant and equipment, net	69,004	93,087
Intangible assets:		
Broadcast licenses	397,137	396,949
Noncompetition agreements	12,618	12,618
Customer lists and contracts	3,301	7,094
Favorable and assigned leases	1,800	1,800
Goodwill	16,739	18,989
Other intangible assets	4,899	2,393
	436,494	439,843
Less accumulated amortization	78,012	95,784
Intangible assets, net	358,482	344,059
Bond issue costs	2,396	7,685
Due from stockholders	198	448
Other assets	6,043	5,960
Total assets	$ 470,668	$ 507,254
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,434	$ 828
Accrued expenses	4,597	3,726
Accrued compensation and related	3,361	4,136
Accrued interest	3,299	9,748
Deferred subscription revenue	1,509	1,457
Income taxes	300	44
Current portion of long-term debt and capital lease obligations	93	665
Total current liabilities	14,593	20,604
Long-term debt and capital lease obligations, less current portion	286,050	311,621
Deferred income taxes	15,279	15,914
Other liabilities	1,798	1,745
Stockholders' equity:		
Class A common stock, $0.01 par value; authorized 80,000,000 shares; issued and outstanding 17,902,392 shares and 17,904,942 in 2000 and 2001, respectively	179	179
Class B common stock, $0.01 par value; authorized 20,000,000 shares; issued and outstanding 5,553,696 shares	56	56
Additional paid-in capital	147,380	147,415
Retained earnings	5,333	9,720
Total stockholders' equity	152,948	157,370
Total liabilities and stockholders' equity	$ 470,668	$ 507,254

See accompanying notes

SALEM COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year Ended December 31,		
	1999	2000	2001
Gross broadcasting revenue	$ 95,277	$ 120,123	$ 146,183
Less agency commissions	8,155	10,026	12,209
Net broadcasting revenue	87,122	110,097	133,974
Other media revenue	6,424	7,916	8,016
Total revenue	93,546	118,013	141,990
Operating expenses:			
Broadcasting operating expenses (including $1,491, $1,449 and $1,273 for the year ended December 31, 1999, 2000 and 2001 paid to related parties)	46,291	60,714	86,245
Other media operating expenses	9,985	14,863	9,282
Corporate expenses (including $156, $149 and $259 for the year ended December 31, 1999, 2000 and 2001 paid to related parties)	8,507	10,457	13,774
Stock and related cash grant	2,550	—	—
Depreciation (including $1,817, $1,344 and $673 for the year ended December 31, 1999, 2000 and 2001 for other media businesses)	6,599	7,087	7,440
Amortization (including $420, $1,146 and $1,421 for the year ended December 31, 1999, 2000 and 2001 for other media businesses)	11,634	18,392	23,852
Total operating expenses	85,566	111,513	140,593
Operating income	7,980	6,500	1,397
Other income (expense):			
Interest income	1,005	534	1,994
Gain (loss) on sale of assets	(219)	773	26,276
Gain on sale of assets to related party	—	28,794	3,560
Interest expense	(14,219)	(17,452)	(26,542)
Other expense, net	(633)	(857)	(573)
Income (loss) before income taxes	(6,086)	18,292	6,112
Provision (benefit) for income taxes	(1,611)	6,996	1,725
Income (loss) before extraordinary item	(4,475)	11,296	4,387
Extraordinary loss on early extinguishment of debt (net of income tax benefit of $1,986 and $662 in years ended December 31, 1999 and 2000, respectively)	(3,570)	(1,187)	—
Net income (loss)	$ (8,045)	$ 10,109	$ 4,387
Basic and diluted earnings (loss) per share before extraordinary item	$ (0.22)	$ 0.48	$ 0.19
Extraordinary loss per share	(0.18)	(0.05)	—
Basic and diluted net earnings (loss) per share	$ (0.40)	$ 0.43	$ 0.19
Basic weighted average shares outstanding	20,066,006	23,456,088	23,456,828
Diluted weighted average shares outstanding	20,066,006	23,466,849	23,518,747

See accompanying notes

SALEM COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
	Shares	Amount	Shares	Amount			
Stockholders' equity, January 1, 1999	11,107,392	$ 111	5,553,696	$ 56	$ 5,665	$ 3,269	$ 9,101
Stock grant	75,000	1	—	—	1,687	—	1,688
Issuance of Class A common stock	6,720,000	67	—	—	140,028	—	140,095
Net loss	—	—		—	—	(8,045)	(8,045)
Stockholders' equity, December 31, 1999	17,902,392	179	5,553,696	56	147,380	(4,776)	142,839
Net income	—	—	—	—	—	10,109	10,109
Stockholders' equity, December 31, 2000	17,902,392	179	5,553,696	56	147,380	5,333	152,948
Options exercised	2,550	—	—	—	35	—	35
Net income	—	—	—	—	—	4,387	4,387
Stockholders' equity, December 31, 2001	**17,904,942**	**$ 179**	**5,553,696**	**$ 56**	**$ 147,415**	**$ 9,720**	**$ 157,370**

See accompanying notes

SALEM COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31, 1999	2000	2001
OPERATING ACTIVITIES			
Net income (loss)	$ (8,045)	$ 10,109	$ 4,387
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	18,233	25,479	31,292
Amortization of bank loan fees	87	678	423
Amortization of bond issue costs	443	354	651
Provision for bad debts	2,670	3,658	4,711
Deferred income taxes	(4,106)	5,790	1,354
(Gain) loss on sale of assets	219	(29,567)	(29,836)
Loss on early extinguishment of debt, before taxes	5,556	1,849	—
Noncash stock grant	1,688	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(5,243)	(12,290)	(7,264)
Prepaid expenses and other current assets	(1,747)	422	174
Accounts payable and accrued expenses	(1,555)	4,224	5,722
Deferred subscription revenue	384	(161)	(52)
Other liabilities	(439)	15	327
Income taxes	59	152	(256)
Net cash provided by operating activities	8,204	10,712	11,633
INVESTING ACTIVITIES			
Purchases of property, plant equipment and software	(9,142)	(14,804)	(27,974)
Deposits on radio station acquisitions	(1,325)	(512)	(600)
Purchases of radio stations	(11,837)	(234,853)	(122,013)
Purchases of other media businesses	(12,049)	—	—
Proceeds from sale of property, plant and equipment and intangible assets	73	30,080	140,626
Expenditures for tower construction project held for sale	(410)	—	—
Proceeds from sale of tower construction project held for sale	914	—	—
Other assets	(1,383)	241	(109)
Net cash used in investing activities	(35,159)	(219,848)	(10,070)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	18,750	204,050	174,141
Proceeds from issuance of bridge financing	—	58,000	—
Net proceeds from issuance of common stock	140,095	—	35
Payments of long-term debt and notes payable to stockholders	(94,860)	(20,810)	(148,591)
Payments of bridge financing	—	(58,000)	—
Payments on capital lease obligations	(239)	(250)	(72)
Payment of premium on senior subordinated notes	(3,875)	—	—
Payments of costs related to bank credit facility and bridge financing	(709)	(4,050)	(1,143)
Payments of bond issue costs	—	—	(5,940)
Net cash provided by financing activities	59,162	178,940	18,430
Net increase (decrease) in cash and cash equivalents	32,207	(30,196)	19,993
Cash and cash equivalents at beginning of period	1,917	34,124	3,928
Cash and cash equivalents at end of period	$ 34,124	$ 3,928	$ 23,921
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 15,048	$ 15,831	$ 18,927
Income taxes	450	390	580
Non-cash investing activities:			
Fair value of assets exchanged involving boot, excluding amount paid in cash	—	5,500	—

See accompanying notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Reorganization

The accompanying consolidated financial statements of Salem Communications Corporation ("Salem" or the "Company") include the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The Company is a holding company with substantially no assets, operations or cash flows other than its investments in subsidiaries. The Company excluding its subsidiaries is herein referred to as Parent. In May 2000, the Company formed two new wholly-owned subsidiaries, Salem Communications Holding Corporation ("HoldCo") and Salem Communications Acquisition Corporation ("AcquisitionCo"), each a Delaware corporation. HoldCo is the issuer of the 9½% Senior Subordinated Notes due 2007 ("9½% Notes") and the 9% Senior Subordinated Notes due 2011 ("9% Notes"). HoldCo is a holding company with substantially no assets, operations or cash flows other than its investments in subsidiaries. In July 2000, the Company formed SCA License Corporation ("SCA"), a Delaware corporation. HoldCo and AcquisitionCo are direct subsidiaries of the Company; SCA is a wholly-owned subsidiary of AcquisitionCo. Parent, AcquisitionCo and all of its subsidiaries and all of the subsidiaries of HoldCo are Guarantors of the 9½% Notes and of the 9% Notes discussed in Note 5. The Guarantors (i) are wholly-owned subsidiaries of the Company, (ii) comprise substantially all the Company's direct and indirect subsidiaries and (iii) have fully and unconditionally guaranteed on a joint and several basis, the 9½% Notes and 9% Notes. AcquisitionCo and SCA are guarantors of the 9% Notes and the 9½% Notes. SCA owns the assets of nine radio stations as of December 31, 2001. See Note 12 for certain condensed consolidating information with respect to the Company.

Description of Business

Salem is a domestic U.S. radio broadcast company which has traditionally provided talk and music programming targeted at audiences interested in religious and family issues. Salem operated 81 and 71 radio stations across the United States at December 31, 2001 and 2000, respectively. The Company also owns and operates Salem Radio Network® ("SRN"), SRN News Network ("SNN"), Salem Music Network ("SMN"), Reach Satellite Network ("RSN") and Salem Radio Representatives ("SRR"). SRN, SNN, SMN and RSN are radio networks which produce and distribute talk, news and music programming to radio stations in the U.S., including some of Salem's stations. SRR sells commercial air time to national advertisers for Salem's radio stations and networks, and for independent radio station affiliates.

Salem also owns and operates OnePlace, LLC ("OnePlace") and CCM Communications, Inc. ("CCM"). OnePlace provides on-demand audio streaming and related services. CCM publishes magazines that follow the Christian music industry. The revenue and related operating expenses of these businesses are reported as "other media" on the consolidated statements of operations.

Revenue Recognition

Revenues are recognized when pervasive evidence of an arrangement exists, delivery has occurred or the service has been rendered, the price to the customer is fixed or determinable and collection of the arrangement fee is reasonably assured.

Revenue from radio programs and commercial advertising is recognized when broadcast. Salem's broadcasting customers principally include not-for-profit charitable organizations and commercial advertisers.

Revenue from the sale of products and services from the Company's other media businesses is recognized when the products are shipped and the services are rendered. Revenue from the sale of advertising in CCM's publications is recognized upon publication. Revenue from the sale of subscriptions to CCM's publications is recognized over the life of the subscription.

Advertising by the radio stations exchanged for goods and services is recorded as the advertising is broadcast and is valued at the estimated value of goods or services received or to be received. The value of the goods and services received in such barter transactions is charged to expense when used. The estimated fair value of the barter advertising provided for the years ended December 31, 1999, 2000 and 2001, was approximately $2.9 million, $3.1 million and $4.2 million respectively. Barter expenses were approximately the same. Barter advertising provided and barter expenses incurred are included net in broadcasting operating expenses.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, effective January 1, 2002 all goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. Goodwill and other intangible assets with indefinite lives acquired subsequent to June 30, 2001 are not subject to amortization, which resulted in not recording amortization expense of approximately $1.7 million in the year ended December 31, 2001 that would have been recorded had the application of SFAS No. 142 not been required. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately $13 million ($0.56 per share) per year based on the intangible assets (mainly FCC licenses) currently included in the December 31, 2001 balance sheet. The Company has completed a preliminary analysis of the impairment provisions under SFAS No. 142 and does not expect an impairment charge upon adoption of the new rules.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The impact of the adoption of the new standard will not have a material impact on the results of operations or financial position of the Company.

Cash Equivalents

Salem considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The recorded amount for cash and cash equivalents approximates the fair market value. Included in cash and cash equivalents is $8.5 million as of December 31, 2001 held by a qualified intermediary in order to preserve our ability to effect a tax-deferred exchange.

Property, Plant, Equipment and Software

Property, plant, equipment and software are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings	40 years
Office furnishings and equipment	5-10 years
Antennae, towers and transmitting equipment	20 years
Studio and Production equipment	10 years
Computer software	3-5 years
Record and tape libraries	20 years
Automobiles	5 years
Leasehold improvements	15 years or life of lease

The carrying value of property, plant, equipment and software is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets an adjustment to reduce the carrying value to the fair market value of the assets is recorded, if necessary. No adjustments to the carrying amounts of property, plant and equipment have been made during the years ended December 31, 1999, 2000 and 2001.

Intangible Assets

Intangible assets acquired in conjunction with the acquisition of various radio stations and other media businesses are being amortized over the following estimated useful lives using the straight-line method:

Broadcast licenses	10-25 years
Noncompetition agreements	3-5 years
Customer lists and contracts	10-15 years
Favorable and assigned leases	Life of the lease
Goodwill	15-40 years
Other	5-10 years

The carrying value of intangibles is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying amounts of these assets, an adjustment to reduce the carrying value to the fair market value of these assets is recorded, if necessary. No adjustments to the carrying amounts of intangible assets have been made during the year ended December 31, 1999, 2000 and 2001.

Bond Issue Costs

Bond issue costs are being amortized over the term of the Notes as an adjustment to interest expense.

Accounting For Stock Based Compensation

Employee stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant.

The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 8).

Income Taxes

The Company accounts for income taxes in accordance with the liability method of providing for deferred income taxes. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company has not had any transactions that are required to be reported as a component of other Comprehensive Income other than the net income (loss) reported in the Statements of Operations.

Basic and Diluted Net Earnings (Loss) Per Share

Basic net earnings (loss) per share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period plus the dilutive effects of stock options.

Options to purchase 300,939 shares and 291,780 shares of common stock with exercise prices greater than the average market prices of common stock were outstanding at December 31, 2000 and 2001, respectively. Options to purchase 304,500 shares were outstanding as of December 31, 1999. These options were excluded from the respective computations of diluted net income or loss per share because their effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year Ended December 31,		
	1999	2000	2001
Numerator:			
Net income (loss)	$ (8,045,000)	$ 10,109,000	$ 4,387,000
Denominator for basic earnings (loss) per share:			
Weighted average shares	20,066,066	23,456,088	23,456,828
Denominator for diluted earnings (loss) per share:			
Effect of dilutive securities - stock options	—	10,761	61,919
Weighted average shares adjusted for dilutive securities	20,066,066	23,466,849	23,518,747
Basic and diluted earnings (loss) per share	$ (0.40)	$ 0.43	$ 0.19

Segments

The Company presents its segment information in Note 13.

Concentrations of Business and Credit Risks

The majority of the Company's operations are conducted in several locations across the country. The Company's credit risk is spread across a large number of customers, none of which account for a significant volume of revenue or outstanding receivables. The Company does not normally require collateral on credit sales; however, credit histories are reviewed before extending substantial credit to any customer. The Company establishes an allowance for doubtful accounts based on customers' payment history and perceived credit risks. Bad debts have been within management's expectations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS

The Company used the purchase method of accounting for all of the acquisitions described below, and, accordingly, the operating results of the acquired assets and businesses are included in the consolidated operating results since the dates of acquisition.

During the year ended December 31, 2001, the Company purchased the assets (principally intangibles) of the following radio stations:

Acquisition Date	Station	Market Served	Allocated Purchase Price	Format Changed
			(Dollars in thousands)	
February 2, 2001	WXRT-AM (now WYLL-AM)	Chicago, IL	$ 29,000	Yes
February 16, 2001	WWTC-AM	Minneapolis, MN	4,882	Yes
February 16, 2001	WZER-AM (now WRRD-AM)	Milwaukee, WI	2,018	Yes
March 9, 2001	WRBP-AM (now WHKW-AM)	Youngstown-Warren, OH	500	Yes
March 16, 2001	WFIA-AM	Louisville, KY	1,750	No
April 1, 2001	WROL-AM	Boston, MA	10,930	No
July 2, 2001	WCLV-FM (now WFHM-FM)	Cleveland, OH	40,500	Yes
July 13, 2001	WVBB-AM (now WBTK-AM)	Richmond, VA	737	Yes
July 16, 2001	KBZS-AM (now KSFB-AM)	San Francisco, CA	8,500	Yes
October 17, 2001	WTBN-AM	Tampa, FL	6,746	Yes
October 22, 2001	WFZH-FM	Milwaukee, WI	6,500	Yes
December 26, 2001	KSZZ-AM (now KRLH-AM)	Los Angeles, CA	5,000	Yes
			$ 117,063	

The purchase price has been allocated to the assets acquired as follows:

		Amount (Dollars in thousands)
Asset		
	Property and equipment	$ 5,851
	Broadcast licenses	111,117
	Goodwill and other intangibles	95
		$ 117,063

On January 17, 2001, the Company sold the assets of radio station KALC-FM, Denver, Colorado for approximately $100 million. The net proceeds were placed in an account with a qualified intermediary under a like-kind exchange agreement in order to preserve the Company's ability to effect a tax-deferred exchange, which was completed on July 16, 2001.

On May 17, 2001, the Company began to operate the radio station KLNA-FM (now KKFS-FM), Sacramento, California under a local marketing agreement. On January 11, 2002, the Company acquired the assets of this radio station for $8.7 million.

On May 21, 2001, the Company acquired the assets of the Dame-Gallagher Networks, LLC, including the syndicated radio program *The Mike Gallagher Show*, for $3.0 million in cash and $1.3 million in a non-interest bearing promissory note payable in two equal installments due January 2002 and January 2003. The first installment was paid in December 2001.

On June 1, 2001, the Company entered into an agreement with the Port of Seattle to settle the Port's Petition in Eminent Domain seeking condemnation of the property rights used in the operation of radio station KKOL-AM, Seattle, Washington. Pursuant to this settlement, the Company was paid approximately $2.8 million as just compensation for the property rights taken by the Port of Seattle. The Company recognized a gain on the transaction of $2.4 million. The Company used the proceeds of $2.8 million to repay borrowings under its credit facility.

On July 2, 2001, the Company sold the assets of radio stations WHKK-AM, Cleveland, Ohio, and WHK-FM, Canton, Ohio, for $30.0 million, resulting in a gain of $20.6 million. The net proceeds were placed in an account with a qualified intermediary under a like-kind exchange agreement in order to preserve the Company's ability to effect a tax-deferred exchange, which was completed on December 29, 2001.

On July 27, 2001, the Company agreed to acquire the assets of radio station KJUN-FM, Portland, Oregon, for $35.8 million. The Company began operating the station under a local marketing agreement on September 1, 2001. The Company anticipates this transaction to close in 2002.

On August 1, 2001, the Company purchased the property and building housing our corporate headquarters for $6.6 million.

On December 27, 2001, the Company sold the assets of radio station KEZY-AM, San Bernardino, California, for $4.0 million to a corporation owned by one of its Board members, resulting in a gain of $3.8 million. The acquiring corporation had been operating the station under a local marketing agreement since September 14, 2001. The net proceeds of the sale were placed with a qualified intermediary under a like-kind exchange agreement in order to preserve the Company's ability to effect a tax-deferred exchange.

On December 31, 2001, the Company sold the assets of radio station WHLO-AM, Akron, Ohio for $4.5 million, resulting in a gain of $3.4 million. The net proceeds of the sale were placed with a qualified intermediary under a like-kind exchange agreement in order to preserve the Company's ability to effect a tax-deferred exchange.

Pro forma information to present operating results as if the acquisitions discussed above had occurred at the beginning of the year acquired is not presented because the Company generally changes the programming format of the radio stations such that the source and nature of revenue and operating expenses are significantly different than they were prior to the acquisition and, accordingly, historical and pro forma financial information has not been considered meaningful by management. Pro forma and historical financial information of radio stations acquired in 2001 where the format was not changed were not significant to the consolidated financial position or operating results of the Company.

During the year ended December 31, 2000, the Company purchased the assets (principally intangibles) of the following radio stations:

Acquisition Date	Station	Market Served	Allocated Purchase Price	Format Changed
			(Dollars in thousands)	
January 4, 2000	WNIV-AM and WLTA-AM	Atlanta, GA	$ 8,000	No
January 10, 2000	WABS-AM	Washington, D.C.	4,100	No
January 25, 2000	KJQI-FM	San Francisco, CA	8,000	Yes
February 15, 2000	KAIM-AM/FM	Honolulu, HI	1,800	Yes
February 16, 2000	KHNR-AM and KGU-AM	Honolulu, HI	1,700	No
April 4, 2000	WGKA-AM	Atlanta, GA	8,000	No
June 30, 2000	KSKY-AM	Dallas, TX	13,000	Yes
August 24, 2000 (1)	KALC-FM	Denver, CO	100,000	No
August 24, 2000 (1)	KDGE-FM	Dallas, TX	33,271	No
August 24, 2000 (1)	WYGY-FM	Cincinnati, OH	18,109	No
August 24, 2000 (1)	KEZY-AM (now KXMX-AM)	Anaheim, CA	12,449	No
August 24, 2000 (1)	KXMX-FM (now KFSH-FM)	Anaheim, CA	9,069	Yes
August 24, 2000 (1)	WKNR-AM	Cleveland, OH	7,437	No
August 24, 2000 (1)	WRMR-AM	Cleveland, OH	4,738	No
August 24, 2000 (1)	WBOB-AM	Cincinnati, OH	527	No
October 2, 2000	KCBQ-AM	San Diego, CA	4,250	Yes
October 5, 2000	WGTK-AM	Louisville, KY	1,750	No
			$ 236,200	

(1) These stations were acquired in one transaction for $185.6 million.

The purchase price has been allocated to the assets acquired as follows:

	Amount
	(Dollars in thousands)
Asset	
Property and equipment	$ 12,885
Broadcast licenses	222,624
Goodwill and other intangibles	691
	$ 236,200

On February 25, 2000, the Company purchased the KRLA-AM transmitter site in Los Angeles, CA, for $2.8million.

On March 31, 2000, the Company purchased all of the outstanding shares of stock of RSN for $3.1million. RSN owns and operates Solid Gospel, a radio broadcasting network that produces and distributes music programming to its own radio stations WBOZ-FM and WVRY-FM, Nashville, TN, and to independent radio station affiliates. RSN also owns and operates SolidGospel.com, a web site on the Internet.

During 2000, the Company sold certain assets of OnePlace resulting in a loss of $3.5 million recorded in gain (loss) on sale of assets.

On June 30, 2000, the Company exchanged the assets of radio station KPRZ-FM, Colorado Springs, CO, plus $7.5 million for the assets of radio station KSKY-AM, Dallas, Texas.

On August 22, 2000, the Company sold the assets of radio station KLTX-AM, Los Angeles, CA for $29.5million to a corporation owned by one of our Board members, resulting in a gain of $28.8 million.

On September 1, 2000, the Company exchanged the assets of radio station KKHT-FM, Houston, TX for the assets of radio stations WALR-FM (now WFSH-FM), Atlanta, GA, KLUP-AM, San Antonio, TX, and WSUN-AM, Tampa, FL. The Company analyzed the assets given up and received in the exchange under Emerging Issues Task Force 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or a Business, and determined the respective sets of assets did not meet the definition of a business. The assets acquired and given up in the exchange were considered similar productive assets. Accordingly, no gain or loss was recognized on this transaction.

On November 20, 2000, the Company exchanged the assets of radio station KDGE-FM, Dallas, TX for the assets of radio station KLTY-FM, Dallas, TX. No gain or loss was recognized on this transaction since KDGE-FM was acquired and sold soon thereafter.

The following pro forma consolidated results of operations give effect to the acquisitions of in-format radio stations made during the year ended December 31, 2000 as if the acquisitions occurred on January 1, 1999 and was prepared based upon the historical statements of operations of the acquired radio stations. The Company does not provide any pro forma information with respect to radio stations in which the format was changed, as the historical results would not be meaningful. The pro forma results also give effect to the disposition of radio stations KLTX-AM as if it occurred on January 1, 1999. The pro forma results of operations exclude the effect of the sale of radio stations KPRZ-FM, KKHT-FM, WHKK-AM and WHK-FM, which were exchanged for other radio stations, because the operations of these stations had been integrated with the operations of existing stations prior to the sale and the effect of such dispositions are not material. The pro forma results of operations include certain adjustment such as increased interest and amortization expense associated with the borrowings to fund the acquisitions and FCC licenses acquired and are not necessarily indicative of actual operations results. The stations included in the pro forma results of operations are as follows: KSKY-AM, WYGY-FM, KEZY-AM, WKNR-AM, WRMR-AM, WBOB-AM, WGTK-AM, WALR-FM, KLUP-AM, WSUN-AM and KLTY-FM.

Pro Forma	Year Ended December 31, 1999	Year Ended December 31, 2000
	(Dollars in thousands, except per share data)	
Total revenue	$ 111,856	$ 130,001
Loss before extraordinary item	(22,054)	(20,891)
Net income (loss)	(25,624)	(22,078)
Basic and diluted earnings (loss) per share	$ (1.09)	$ (0.94)

During the year ended December 31, 1999, the Company purchased the assets (principally intangibles) of the following radio stations:

Acquisition Date	Station	Market Served	Allocated Purchase Price *(Dollars in thousands)*	Format Changed
April 30, 1999	KKOL-AM	Seattle, WA	$ 1,750	Yes
July 23, 1999	KCTK-AM	Phoenix, AZ	5,000	Yes
September 13, 1999	WLSY-FM	Louisville, KY	2,500	Yes
September 13, 1999	WRVI-FM	Louisville, KY	2,500	Yes
			$ 11,750	

The purchase price has been allocated to the assets acquired as follows:

Asset	Amount *(Dollars in thousands)*
Property and equipment	$ 2,160
Broadcast licenses	9,557
Goodwill and other intangibles	33
	$ 11,750

In addition to the stations above, in January 1999, the Company purchased the assets of OnePlace for $6.2 million, and all the outstanding shares of stock of CCM for $1.9million. The purchases were financed primarily by an additional borrowing.

On March 11, 1999, the Company acquired the assets of Christian Research Report ("CRR") for $300,000. The publications of CRR follow the contemporary Christian music industry.

On August 25, 1999, the Company purchased the assets of the Internet sites AudioCentral.com and ChristianBooks.com for $400,000 cash and $600,000 non-cash consideration.

On October 19, 1999, the Company acquired the assets of Gospel Media Network,Inc., relating to the audio and video streaming of content on the GospelMedia.com Internet site, for $475,000.

On November 30, 1999, the Company acquired the assets of the Involved Christian Radio Network, which provides streaming media on its Internet site, ICRN.com, for $3.0 million.

The revenue and operating expenses of these businesses are reported as "other media" on our consolidated statements of operations.

Pro forma information to present operating results as if the acquisitions discussed above had occurred at the beginning of the year acquired is not presented because the Company generally changes the programming format of the radio stations such that the source and nature of revenue and operating expenses are significantly different than they were prior to the acquisition and, accordingly, historical and pro forma financial information has not been considered meaningful by management. Pro forma and historical financial information of radio stations acquired where the format was not changed and of other media businesses acquired in 1999 were not significant to the consolidated financial position or operating results of the Company.

The table below summarizes the other media acquisitions during 1999:

Acquisition Date	Entity	Allocated Purchase Price
		(Dollars in thousands)
January 29, 1999	OnePlace	$ 6,150
January 29, 1999	CCM	1,886
March 11, 1999	Christian Research Report	300
August 5, 1999	AudioCentral	1,000
October 19, 1999	Gospel Media Network, Inc.	475
November 30, 1999	Involved Christian Radio Network	3,000
		$ 12,811

The purchase price has been allocated to the assets acquired and liabilities assumed as follows:

	Amount
	(Dollars in thousands)
Assets	
Accounts receivable and other current assets	$ 1,453
Property plant, equipment and software	5,764
Subscriber base and domain names	2,246
Goodwill and other intangible assets	8,790
Other assets	607
	18,860
Liabilities	
Accounts payable and other current liabilities	(3,437)
Other long-term liabilities	(2,612)
	(6,049)
Purchase price	$ 12,811

3. DUE FROM STOCKHOLDERS

The amounts due from stockholders represent advances made to stockholders of the Company.

4. PROPERTY, PLANT, EQUIPMENT AND SOFTWARE

Property, plant, equipment and software consisted of the following at December 31:

	December 31, 2000	December 31, 2001
	(Dollars in thousands)	
Land	$ 4,341	$ 7,112
Buildings	3,335	14,868
Office furnishings and equipment	16,041	24,816
Antennae, towers, and transmitting equipment	38,023	43,627
Studio and production equipment	20,026	27,113
Computer software	2,528	2,997
Record and tape libraries	534	495
Automobiles	298	365
Leasehold improvements	6,182	9,092
Construction-in-progress	14,357	5,737
	105,665	136,222
Less accumulated depreciation	36,661	43,135
	$ 69,004	$ 93,087

5. LONG-TERM DEBT

Long-term debt consisted of the following at:

	December 31, 2000	December 31, 2001
	(Dollars in thousands)	
Revolving line of credit with banks	$ 186,050	$ 61,600
9½% Senior Subordinated Notes due 2007	100,000	100,000
9% Senior Subordinated Notes due 2011	—	150,000
Capital leases	93	61
Seller financed note to acquire Dame-Gallagher Network	—	625
	286,143	312,286
Less current portion	93	665
	$ 286,050	$ 311,621

Since the revolving line of credit with banks carries a floating interest rate, the carrying amount approximates its fair market value. The 9½% Notes were issued in September 1997 at par. The 9% Notes were issued in June 2001 at par. At December 31, 2001, the fair market value of the 9½% Notes and 9% Notes was approximately $103.6 million and $155.1 million, respectively.

Revolving Line of Credit with Banks

HoldCo has a credit agreement with a syndicate of lending institutions (the "Credit Agreement") to provide for borrowing capacity of up to $150 million under a revolving line of credit. The maximum amount that HoldCo may borrow under the Credit Agreement is limited by a ratio of HoldCo's existing adjusted debt to pro forma twelve-month cash flow, as defined in the Credit Agreement (the "Total Adjusted Funded Debt to Cash Flow Ratio"). At December 31, 2001, the maximum Total Adjusted Funded Debt to Cash Flow Ratio allowed under the Credit Agreement was 6.75 to 1.00. At December 31, 2001, the Total Adjusted Funded Debt to Cash Flow Ratio was 6.14 to 1.00, resulting in total borrowing availability of approximately $26.3 million. The maximum Total Adjusted Funded Debt to Cash Flow Ratio allowed under the Credit Agreement will decline periodically until December 31, 2006, at which point it will remain at 4.25 to 1 through June 2007.

The note underlying the revolving line of credit bears interest at a fluctuating base rate plus a spread that is determined by Salem's Adjusted Debt to Cash Flow Ratio. At HoldCo's option, the base rate is either a bank's prime rate or LIBOR. For purposes of determining the interest rate the prime rate spread ranges from 0% to 1.5%, and the LIBOR spread ranges from 0.875% to 2.75%. As of December 31, 2001, the weighted average interest rate on amounts outstanding under the credit agreement was 4.08%. Interest is payable quarterly. Commencing March 31, 2002, and every quarter thereafter, the commitment under the Credit Agreement reduces by increasing amounts through June 30, 2007, when it expires.

The Credit Agreement with the banks (a) provides for restrictions on additional borrowings and leases; (b)prohibits Salem, without prior approval from the banks, from paying dividends, liquidating, merging, consolidating or selling its assets or business, and (c) requires HoldCo to maintain certain financial ratios and other covenants. Salem has pledged all of its assets as collateral under the Credit Agreement. Additionally, all the Company's stock holdings in its subsidiaries are pledged as collateral.

In July 1999, the Company used a portion of the net proceeds from its initial public offering to repay all amounts due under a previous revolving line of credit with the banks, and to repurchase $50 million principal amount of the 9½% Notes. The Company wrote off certain deferred financing costs (including bond issue costs of $1.5 million) and paid a premium of $3.9 million on the 9½% Notes. The write-off and premium of $3,570,000, net of a $1,986,000 income tax benefit, was recorded as an extraordinary item in the accompanying statement of operations for the year ended December 31, 1999.

9% Senior Subordinated Notes due 2011 (the "9% Notes")

In June 2001, HoldCo issued $150.0 million principal amount of 9% senior subordinated notes due 2011. HoldCo used the net proceeds to repay approximately $145.5 million in borrowings under the credit facility.

The 9% Notes have interest payment dates on January 1 and July 1, commencing January 1, 2002. Principal is due on the maturity date, July 1, 2011. The 9% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 1, 2006, at the redemption prices specified in the indenture. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by the Guarantors (Salem Communications Corporation and all of its subsidiaries (other than HoldCo)). The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including the Company's obligations under the Credit Agreement. The indenture limits the incurrence of additional indebtedness by the Company, the payment of dividends, the use of proceeds of certain asset sales, and contains certain other restrictive covenants affecting the Company.

9½% Senior Subordinated Notes due 2007 (the "9½% Notes")

On August 24, 2000, the Company supplemented the indenture for the senior subordinated notes in connection with the assignment of substantially all of the assets and liabilities of the Company to HoldCo, including the obligations as successor issuer under the indenture.

The 9½% Notes have interest payment dates on April 1 and October 1, commencing April 1, 1998. Principal is due on the maturity date, October 1, 2007. The 9½% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 2002, at the redemption prices specified in the indenture. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by the Guarantors (Salem Communications Corporation and all of its subsidiaries). The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including the Company's obligations under the Credit Agreement. The indenture limits the incurrence of additional indebtedness by the Company, the payment of dividends, the use of proceeds of certain asset sales, and contains certain other restrictive covenants affecting the Company.

Bridge Loan

In order to finance the eight radio stations acquired on August 24, 2000, the Company borrowed $58 million under a bridge loan provided by ING (U.S.) Capital, LLC as Agent. The entire amount borrowed was due on August 24, 2001. On November 7, 2000, the Company paid off the bridge loan using available cash, interest reserves and $48.3 million of borrowing under the existing credit facility. In connection with the repayment of the bridge loan, the Company wrote-off certain deferred financing costs. The write-off of $1,187,000, net of a $662,000 income tax benefit, was recorded as an extraordinary item in the accompanying statement of operations for the year ended December 31, 2000.

Other Debt

In connection with the acquisition of OnePlace in January 1999, the Company acquired several capital leases related to various data processing equipment. The obligation recorded at December 31, 2000 and 2001 represents the present value of future commitments under the lease agreements.

In connection with the acquisition of the Dame-Gallagher Networks on May 21, 2001, the Company issued a $1.3 million non-interest bearing promissory note payable in two equal installments due January 2002 and January 2003. The first installment was paid in Decemebr 2001.

Maturities of Long-Term Debt

Principal repayment requirements under all long-term debt agreements outstanding at December 31, 2001, for each of the next five years and thereafter are as follows:

In connection with the acquisition of Gospel Media Network, Inc. ("Gospel Media"), the Company incurred an obligation to make future payments to the seller. The Company sold Gospel Media on August 14, 2000. As part of the sale agreement, these future commitments were forgiven.

	Amount
	(Dollars in thousands)
2002	$ 665
2003	21
2004	—
2005	—
2006	—
Thereafter	311,600
	$ 312,286

6. INCOME TAXES

In connection with the 1999 acquisition of CCM the Company recorded a net deferred tax liability of $1,468,000 and in connection with the 2000 acquisition of RSN, the Company recorded a net deferred tax liability of $739,000, which amounts were recorded as an increase to the deferred tax liability and are not reflected in the income tax benefit in 1999 and the income tax provision in 2000.

The consolidated provision (benefit) for income taxes for Salem consisted of the following at December 31:

	1999	2000	2001
	(Dollars in thousands)		
Current:			
Federal	$ —	$ —	$ —
State	509	543	372
	509	543	372
Deferred:			
Federal	(3,507)	5,330	2,035
State	(599)	461	(312)
	(4,106)	5,791	1,723
Total current and deferred taxes	(3,597)	6,334	2,095
Change in valuation allowance	—	—	(370)
Current tax benefit reflected in net extraordinary loss	(1,986)	(662)	—
Income tax provision (benefit)	$ (1,611)	$ 6,996	$ 1,725

The consolidated deferred tax asset and liability consisted of the following at December 31:

	December 31, 2000	December 31, 2001
	(Dollars in thousands)	
Deferred tax assets:		
Financial statement accruals not currently deductible	$ 2,233	$ 3,040
Net operating loss, AMT credit and other carryforwards	10,060	12,669
State taxes	185	126
Other	462	389
Total deferred tax assets	12,940	16,224
Valuation allowance for deferred tax assets	(2,057)	(1,687)
Net deferred tax assets	10,883	14,537
Deferred tax liabilities:		
Excess of net book value of property, plant, equipment and software for financial reporting purposes over tax basis	3,851	5,954
Excess of net book value of intangible assets for financial reporting purposes over tax basis	19,267	22,481
Other	794	485
Total deferred tax liabilities	23,912	28,920
Net deferred tax liabilities	$ 13,029	$ 14,383

The following table reconciles the above net deferred tax liabilities to the financial statements at December 31:

	December 31,	
	2000	2001
	(Dollars in thousands)	
Deferred income tax asset per balance sheet	$ 2,250	$ 1,531
Deferred income tax liability per balance sheet	(15,279)	(15,914)
	$ (13,029)	$ (14,383)

A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before income taxes, is as follows:

	Year Ended December 31,		
	1999	2000	2001
Statutory federal income tax rate	(34)%	35%	35%
State income taxes, net	1	4	1
Nondeductible expenses	7	1	3
Change in valuation allowance	—	—	(6)
Change in reserves	—	—	(5)
Other, net	—	(2)	—
	(26)%	38%	28%

At December 31, 2001, the Company has net operating loss carryforwards for federal income tax purposes of approximately $27.7 million which expire in years 2010 through 2021 and for state income tax purposes of approximately $66.8 million which expire in years 2002 through 2021. The Company has federal alternative minimum tax credit carryforwards of approximately $147,000. For financial reporting purposes at December 31, 2001 the Company has a valuation allowance of $1.7 million to offset a portion of the deferred tax assets related to state net operating loss carryforwards which may not be realized.

7. COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries, incident to its business activities, are parties to a number of legal proceedings, lawsuits, arbitration and other claims, including the Gospel Communications International, Inc. ("GCI") matter described in more detail below. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Also, the Company maintains insurance which may provide coverage for such matters. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or the financial impact with respect to these matters as of December 31, 2001. However, our the Company, at this time, that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's financial position, results of operations or cash flows.

On December 6, 2000, GCI made a demand for arbitration upon Salem. The demand, pending before an arbitration panel of the American Arbitration Association, alleges Salem and its subsidiary OnePlace, Ltd. failed to provide certain e-commerce software to GCI pursuant to a written contract between GCI and OnePlace, for which GCI seeks $10.0 million in damages. The Company has filed an answer to the demand, denying the factual basis for certain elements of GCI's claims and has asserted counterclaims against GCI for breach of contract. By consent of the parties, the matter has been submitted to nonbinding mediation. Although there can be no assurance that the GCI matter will be resolved in favor of the Company, Salem will vigorously defend the action and pursue its counterclaims against GCI. The Company believes, at this time, that the final resolution of these matters will not have a material adverse effect upon the Company's financial position, results of operations or cash flows.

Salem leases various land, offices, studios and other equipment under operating leases that expire over the next 10 years. The majority of these leases are subject to escalation clauses and may be renewed for successive periods ranging from one to five years on terms similar to current agreements and except for specified increases in lease payments. Rental expense included in operating expense under all lease agreements was $6.0 million, $7.4 million and $8.0 million in 1999, 2000 and 2001, respectively.

Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are as follows:

	Related Parties	Other	Total
2002	1,106	5,568	6,674
2003	1,028	5,477	6,505
2004	833	5,186	6,019
2005	751	4,437	5,188
2006	804	3,483	4,287
Thereafter	743	12,104	12,847
	$ 5,265	$ 36,255	$ 41,250

The Company had a deferred compensation agreement with one of its officers, which would have provided for retirement payments to the officer for a period of ten consecutive years, if he remained employed by the Company until age 60. The retirement payments were based on a formula defined in the agreement. The estimated obligation under the deferred compensation agreement was being provided for over the service period. The officer terminated his employment with the Company in 2000 and corporate expenses were reduced by $404,000 in 2000 due to the termination of this agreement and reduction of the previously recorded liability.

8. STOCK OPTION PLAN

The 1999 Stock Incentive Plan (the "Plan") allows the Company to grant stock options to employees, directors, officers and advisors of the Company. A maximum of 1,000,000 shares were authorized under the Plan. Options generally vest over four and five years and have a maximum term of 5 years from the vesting date. The Plan provides that vesting may be accelerated in certain corporate transactions of the Company. The Plan provides that the Board of Directors, or a committee appointed by the Board, has discretion, subject to certain limits, to modify the terms of outstanding options. At December 31, 2001, the Company had 469,770 shares available for future grants under its Plan.

A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	—	$ —	—	$ —
Granted	304,500	$ 22.65		
Outstanding at December 31, 1999	304,500	$ 22.65	—	—
Granted	110,000	$ 16.32		
Cancelled	102,800	$ 22.86		
Outstanding at December 31, 2000	311,700	$ 20.35	51,020	$ 22.53
Granted	251,880	$ 17.46		
Cancelled	30,800	$ 20.38		
Exercised	2,550	$ 13.82		
Outstanding at December 31, 2001	**530,230**	**$ 18.65**	**126,580**	**$ 19.82**

Additional information regarding options outstanding as of December 31, 2001, is as follows:

Range of Exercise Prices	Options	Weighted Average Contractual Life Remaining (Years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$8.12 - $10.83	750	6.9	$ 10.00	—	$ —
$10.83 - $13.53	97,500	5.9	12.28	31,500	12.04
$13.53 - $16.24	128,000	6.7	15.01	—	—
$16.24 - $18.94	12,500	5.8	18.05	—	—
$18.94 - $21.65	18,880	8.4	21.31	8,880	21.15
$21.65 - $24.36	270,400	6.6	22.48	85,600	22.50
$24.36 - $27.06	2,200	6.3	25.93	600	27.06
$8.12 – $27.06	530,230	6.5	$ 18.65	126,580	$ 19.82

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the results of operations for the stock option grants. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date, amortized over the vesting period, for awards in 1999, 2000 and 2001 consistent with the provisions of SFAS No. 123, the Company's net income and basic earnings per share would have been reduced to the pro forma amounts as follows:

	Year Ended December 31,		
	1999	2000	2001
Net income (loss)	$ (8,045)	$ 10,109	$ 4,387
Pro forma net income (loss)	(8,845)	9,262	3,044
Pro forma basic and diluted earnings (loss) per share	$ (0.44)	$ 0.39	$ 0.13

Using the Black-Scholes valuation model, the per share weighted-average fair value of stock options granted during the years ended December 31, 1999, 2000 and 2001 was $11.36, $9.36, and $13.53, respectively. The pro forma effect on the Company's net loss and basic and diluted loss per share for 1999, 2000 and 2001 is not representative of the pro forma effect in future years. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made in 1999: dividend yield of 0%; expected volatility of 58.0%; risk-free interest rate of 5.8%; expected life of 4 years. The following assumptions were made for grants made in 2001: dividend yield of 0%; expected volatility of 114.4%; risk-free interest rate of 4.7%; expected life of 4 years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options.

The assumptions used in option valuation models are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not provide a reliable single measure of the fair value of its employee stock options.

9. RELATED PARTY TRANSACTIONS

In January 1998, Parent borrowed $1.5 million from Mr. Epperson pursuant to a promissory note with a revolving principal amount of up to $2.5 million. In May 1998, Parent repaid $1.5 million and there was no outstanding balance on the note as of December 31, 1998. The note was a demand note which bore interest at floating rate last set at 8%. The note was cancelled in April 1999.

In December 1998, the Company borrowed $1.8 million from a stockholder pursuant to a promissory note with a revolving principal amount of up to $2.5 million. The outstanding balance on the note as of December 31, 1998 was $1.8 million (see Note 5). The note was repaid in full and cancelled in April 1999.

A stockholder's trust owns real estate on which certain assets of two radio stations are located. One of the stations, KAVC-FM, was sold during 1998. Salem, in the ordinary course of its business, entered into two separate lease agreements with this trust. Rental expense included in operating expense for 1999, 2000 and 2001 amounted to $48,000, $49,000, and $56,000 respectively.

Land and buildings occupied by various Salem radio stations are leased from the stockholders of Salem. Rental expense under these leases included in operating expense for 1999, 2000 and 2001 amounted to $1.4 million, $1.5 million, and $1.3 million respectively.

In June 1997, the Company entered into a local marketing agreement ("LMA") with a corporation, Sonsinger, Inc. ("Sonsinger"), owned by two of Salem's stockholders for radio station KKOL-AM. The stockholders and the Company are parties to an Option to Purchase Agreement whereunder the Company had been granted an option to purchase KKOL-AM from the stockholders at any time on or before December 31, 1999 at a price equal to the lower of the cost of the station to the stockholders, $1.4 million, and its fair market value as determined by an independent appraisal. The Company acquired KKOL-AM from Sonsinger on April 30, 1999 for $1.4 million and associated real estate for $400,000. Under the LMA, Salem programmed KKOL-AM and sold all the airtime. Salem retained all of the revenue and incurred all of the expenses related to the operation of KKOL-AM and incurred approximately $43,000 in 1999 in LMA fees to Sonsinger.

On August 22, 2000, the Company sold the assets of radio station KLTX-AM, Los Angeles, CA for $29.5 million to a corporation owned by one of its Board members, resulting in a gain of $28.8 million.

On October 5, 2000, the Company acquired the assets of radio station WGTX-AM, Louisville, KY for $1.8 million from a corporation owned by a relative of one of its Board members.

On December 27, 2001, the Company sold the assets of radio station KEZY-AM, San Bernardino, California, for $4.0 million to a corporation owned by one of its Board members, resulting in a gain of $3.8 million. The acquiring corporation had been operating the station under a local marketing agreement since September 14, 2001.

From time to time, the Company rents an airplane and a helicopter from a company which is owned by one of the principal stockholders. As approved by the independent members of the Company's board of directors, the Company rents these aircraft on an hourly basis at below-market rates and uses them for general corporate needs. Total rental expense for these aircraft for 1999, 2000 and 2001 amounted to approximately $156,000, $149,000 and $259,000, respectively.

10. DEFINED CONTRIBUTION PLAN

In 1993, the Company established a 401(k) defined contribution plan (the "Plan"), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 15% of their annual salary, but may not exceed the annual maximum contribution limitations established by the Internal Revenue Service. The Company currently matches 25% of the amounts contributed by each participant but does not match participants' contributions in excess of 6% of their compensation per pay period. Prior to January 1, 1999, the Company matched 10% of the amounts contributed by each participant but did not match participants' contributions in excess of 10% of their compensation per pay period. The Company contributed and expensed $237,000, $320,000 and $397,000 to the Plan in 1999, 2000 and 2001, respectively.

11. STOCKHOLDERS' EQUITY

On March 31, 1999, the Company changed its domicile from California to Delaware (the "Reincorporation"). In conjunction with the Reincorporation, the Company's capital structure was changed to authorize 80,000,000 shares of Class A common stock, $0.01 par value, 20,000,000 shares of Class B common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. In the Reincorporation, the previously outstanding 5,553,696 shares of common stock were converted into 11,107,392 shares of Class A common stock and 5,553,696 shares of Class B common stock.

In April 1999, the Company filed a registration statement for an initial public offering (the "Offering") of its Class A common stock with the Securities and Exchange Commission. In connection with the Offering, the Company's board of directors approved a 67-for-one stock dividend on the Company's Class A and Class B common stock. All references in the accompanying financial statements to Class A and Class B common stock and per share amounts have been retroactively adjusted to give effect to the stock dividend.

Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share, except for specified related party transactions. Holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except that holders of Class A common stock vote separately for two independent directors.

On May 26, 1999, the Company awarded 75,000 shares of Class A common stock to an officer of the Company. The Company also agreed to pay the individual federal and state income tax liabilities associated with the stock award. The Class A common stock award was valued based on the initial public offering price and along with the compensation resulting from the payment of the individual federal and state income taxes associated with the award was recognized as compensation expense of $2.6 million during the year ended December 31, 1999.

Upon the closing of the Company's initial public offering, the Company issued 6,720,000 shares of the Company's Class A common stock at $22.50 per share, generating gross offering proceeds of $151.2 million. After deducting a $9.6 million underwriting discount and $1.5 million in other related expenses, the net proceeds to Salem were $140.1 million.

In addition, two selling stockholders sold 2,940,000 shares of the Company's Class A common stock (including 1,260,000 shares sold by the stockholders as a result of the exercise by the managing underwriters of their over-allotment option subsequent to the initial offering) to the underwriting syndicate at the same price per share raising gross proceeds of $66.2 million. After deducting a $4.2 million underwriting discount the net proceeds to the selling stockholders were $62.0 million. Salem did not receive any monies from the sale of shares of the Company's Class A common stock by these selling stockholders.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

	March 31		June 30		September 30		December 31	
	2000	2001	2000	2001	2000(1)	2001	2000	2001(2)
	(Dollars in thousands, except per share data)							
Total revenue	$ 24,400	$ 32,051	$ 26,824	$ 35,992	$ 29,811	$ 35,906	$ 36,979	$ 38,041
Operating income	158	(1,476)	1,130	944	1,569	861	3,644	1,068
Net income (loss) before extraordinary item	(1,657)	(4,662)	1,601	(1,347)	13,786	9,360	(2,399)	1,036
Extraordinary loss	—	—	—	—	—	—	(1,187)	—
Net income (loss)	$ (1,657)	$ (4,662)	$ 1,601	$ (1,347)	$ 13,786	$ 9,360	$ (3,586)	$ 1,036
Basic and diluted earnings (loss) per share before extraordinary item	$ (0.07)	$ (0.20)	$ 0.07	$ (0.06)	$ 0.59	$ 0.40	$ (0.10)	$ 0.04
Extraordinary loss per share							(0.04)	
Basic and diluted earnings (loss) per share	$ (0.07)	$ (0.20)	$ 0.07	$ (0.06)	$ 0.59	$ 0.40	$ (0.15)	$ 0.04

(1) Includes a gain of $28.8 million on the sale of the assets of radio station KLTX-AM, Los Angeles, California to a corporation owned by one of its Board members.

(2) Includes a gain of $3.9 million on the sale of the assets of radio station KEZY-AM, San Bernardino, California to a corporation owned by one of its Board members.

13. SEGMENT DATA

SFAS No. 131 "Disclosures About Segments of An Enterprise and Related Information" requires companies to provide certain information about their operating segments. The Company has one reportable operating segment - radio broadcasting. The remaining non-reportable segments consist of OnePlace and CCM, which do not meet the reportable segment quantitative threshholds and accordingly are aggregated below as other media. Revenue and expenses earned and charged between segments are recorded at fair value. The radio broadcasting segment also operates various radio networks.

Management uses operating income before depreciation and amortization as its measure of profitability for purposes of assessing performance and allocating resources.

	1999	2000	2001
	(Dollars in thousands)		
Net revenue			
Radio broadcasting	$ 87,752	$111,261	$134,038
Other media	6,424	7,916	8,514
Eliminations	(630)	(1,164)	(562)
Consolidated net revenue	$ 93,546	$118,013	$141,990
Operating expenses			
Radio broadcasting	$ 46,291	$ 60,839	$ 86,817
Other media	10,615	15,902	9,221
Corporate	11,057 (1)	10,457	13,774
Eliminations	(630)	(1,164)	(511)
Consolidated operating expenses	$ 67,333	$ 86,034	$109,301
Operating income before depreciation and amortization			
Radio broadcasting	$ 41,461	$ 50,422	$ 47,221
Other media	(4,191)	(7,986)	(707)
Corporate	(11,057)	(10,457)	(13,774)
Eliminations	—	—	(51)
Consolidated operating income before depreciation and	$ 26,213	$ 31,979	$ 32,689
Depreciation expense			
Radio broadcasting	$ 4,453	$ 5,384	$ 6,273
Other media	1,817	1,344	673
Corporate	329	359	494
Consolidated depreciation expense	$ 6,599	$ 7,087	$ 7,440
Amortization expense			
Radio broadcasting	$ 11,214	$ 17,246	$ 22,431
Other media	420	1,146	1,421
Consolidated amortization expense	$ 11,634	$ 18,392	$ 23,852
Operating income			
Radio broadcasting	$ 25,794	$ 27,793	$ 18,517
Other media	(6,428)	(10,477)	(2,801)
Corporate	(11,386)	(10,816)	(14,268)
Eliminations	—	—	(51)
Consolidated operating income	$ 7,980	$ 6,500	$ 1,397
Total identifiable assets			
Radio Broadcasting	$ 43,508	$ 65,174	$ 89,358
Other Media	5,610	2,365	1,668
Corporate	1,547	1,465	2,061
Consolidated identifiable assets	$ 50,665	$ 69,004	$ 93,087

Reconciliation of operating income before depreciation and amortization to pretax income

	1999	2000	2001
	(Dollars in thousands)		
Operating income before depreciation and amortization	$ 26,213	$ 31,979	$ 32,689
Depreciation	(6,599)	(7,087)	(7,440)
Amortization	(11,634)	(18,392)	(23,852)
Interest Income	1,005	534	1,994
Gain (loss) on sale of assets	(219)	29,567	29,836
Interest expense	(14,219)	(17,452)	(26,542)
Other expense, net	(633)	(857)	(573)
Pretax income (loss)	$ (6,086)	$ 18,292	$ 6,112

(1) Includes a one-time stock grant resulting in a charge of $2.6 million ($1.9 million net of tax).

14. CONSOLIDATING FINANCIAL INFORMATION

The following is the consolidating information of Salem Communications Corporation for purposes of presenting the financial position and operating results of HoldCo as the issuer of the 9½% Notes and the 9% Notes and its guarantor subsidiaries on a consolidated basis and the financial position and operating results of the other guarantors, which are consolidated within the Company. Separate financial information of HoldCo on an unconsolidated basis is not presented because HoldCo has substantially no assets, operations or cash other than its investments in subsidiaries. Each guarantor has given its full and unconditional guarantee, on a joint and several basis, of indebtedness under the 9½% Notes and the 9% Notes. HoldCo and AcquisitionCo are 100% owned by Salem and HoldCo owns 100% of all of its subsidiaries. All subsidiaries of HoldCo are guarantors. The net assets of HoldCo are subject to certain restrictions which, among other things, require HoldCo to maintain certain financial covenant ratios, and restrict HoldCo and its subsidiaries from transferring funds in the form of dividends, loans or advances without the consent of the holders of the 9½% Notes and the 9% Notes. The restricted net assets of HoldCo as of December 31, 2001 amounted to $143.8 million. Included in other assets of HoldCo presented in the consolidating balance sheet below is $52.4 million of amounts due from Salem and AcquisitionCo as of December 31, 2001. This amount includes a $48.3 million promissory note due from Salem which bears interest at 15.8%, accrued interest receivable on this note and other amounts due from Salem and AcquisitionCo.

SALEM COMMUNICATIONS CORPORATION
CONSOLIDATING BALANCE SHEET
(IN THOUSANDS)
(UNAUDITED)
(Dollars in thousands)

	Guarantors			Issuer and Guarantor Subsidiaries		
	Parent	AcqCo	Other Media	HoldCo	Adjustments	Salem Consolidated
Current assets:						
Cash and cash equivalents	$ 47	$ 612	$ (116)	$ 23,378	$ —	$ 23,921
Accounts receivable	—	1,631	1,192	24,872	—	27,695
Other receivables	—	6	188	1,090	—	1,284
Prepaid expenses	—	19	172	1,091	—	1,282
Due from stockholders	—	—	—	302	—	302
Deferred income taxes	993	238	—	1,537	(1,237)	1,531
Total current assets	1,040	2,506	1,436	52,270	(1,237)	56,015
Property, plant, equipment and software, net	—	4,571	1,668	86,848	—	93,087
Intangible assets, net	—	93,486	5,746	244,827	—	344,059
Bond issue costs	—	—	—	7,685	—	7,685
Due from stockholders	—	—	—	448	—	448
Other assets	254,127	8,565	(713)	105,384	(361,403)	5,960
Total assets	$ 255,167	$ 109,128	$ 8,137	$ 497,462	$ (362,640)	$ 507,254
Current liabilities:						
Accounts payable and accrued expenses	$ —	$ 188	$ 630	$ 3,764	$ (28)	$ 4,554
Accrued compensation and other	—	236	260	3,640		4,136
Accrued interest	—	—	—	9,748	—	9,748
Deferred subscription revenue	—	—	1,457	—	—	1,457
Income taxes payable	(4)	461	6	219	(638)	44
Current maturities of long-term debt	—	—	23	625	17	665
Total current liabilities	(4)	885	2,376	17,996	(649)	20,604
Long-term debt	111,484	9,414	24,982	317,557	(151,816)	311,621
Deferred income taxes	4,433	20,018	—	16,298	(24,835)	15,914
Other liabilities	156	—	5,719	1,783	(5,913)	1,745
Stockholders' equity	139,098	78,811	(24,940)	143,828	(179,427)	157,370
Total liabilities and stockholders' equity	$ 255,167	$ 109,128	$ 8,137	$ 497,462	$ (362,640)	$ 507,254

SALEM COMMUNICATIONS CORPORATION
CONSOLIDATING INCOME STATEMENT
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
(UNAUDITED)
(Dollars in thousands)

	As of December 31, 2001					
		Guarantor		Issuer and Guarantor Subsidiaries		
	Parent	AcqCo	Other Media	HoldCo	Adjustments	Salem Consolidated
Gross broadcasting revenue	$ —	$ 6,893	$ —	$ 139,958	$ (668)	$ 146,183
Less agency commissions	—	516	—	11,693	—	12,209
Net broadcasting revenue	—	6,377	—	128,265	(668)	133,974
Other media revenue	—	—	8,436	—	(420)	8,016
Total revenue	—	6,377	8,436	128,265	(1,088)	141,990
Operating expenses:						
Broadcasting operating expenses	(3)	4,652		82,193	(597)	86,245
Other media operating expenses	—	—	9,221	—	61	9,282
Corporate expenses	—	657		13,696	(579)	13,774
Depreciation and amortization	—	2,835	2,095	26,362	—	31,292
Total operating expenses	(3)	8,144	11,316	122,251	(1,115)	140,593
Net operating income (loss)	3	(1,767)	(2,880)	6,014	27	1,397
Other income (expense):						
Interest income	—	1,459	133	11,256	(10,854)	1,994
Gain (loss) on sale of assets	—	(102)	(248)	26,626	—	26,276
Gain on sale of assets to related party	—	—	—	3,560	—	3,560
Interest expense	(8,550)	—	(2,308)	(26,538)	10,854	(26,542)
Other expense	—	(48)	(12)	(513)	—	(573)
Income (loss) before income taxes	(8,547)	(458)	(5,315)	20,405	27	6,112
Provision (benefit) for income taxes	(3,248)	838	(2,142)	10,422	(4,145)	1,725
Net income (loss)	$ (5,299)	$ (1,296)	$ (3,173)	$ 9,983	$ 4,172	$ 4,387

15. SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to December 31, 2001, the Company purchased the assets (principally intangibles) of the following radio stations:

Acquisition Date	Station	Market Served	Allocated Purchase Price	Format Changed
			(Dollars in thousands)	
January 11, 2002	KLNA-FM (now KKFS-FM)	Sacramento, CA	$ 8,650	Yes
Februaury 15, 2002	KIKN-AM	Seattle, WA	500	Yes
			$ 9,150	

SALEM COMMUNICATIONS CORPORATION
Schedule II – Valuation & Qualifying Accounts
(Dollars in thousands)

Description	Balance Beginning of Period	Additions: Charged to Cost and Expense	Additions: Charged to Other Accounts	Deductions: Bad Debt Write-offs	Balance at End of Period
Year Ended December 31, 1999 Allowance for Doubtful Accounts	$ 862	$ 2,670	$ —	$ (1,779)	$ 1,753
Year Ended December 31, 2000 Allowance for Doubtful Accounts	1,753	3,658	—	(1,881)	3,550
Year Ended December 31, 2001 Allowance for Doubtful Accounts	$ 3,550	$ 4,711	$ —	$ (2,512)	$ 5,749

Corporate Information

Salem Communications management consists of a seasoned team of experienced managers and radio industry veterans. We are led by our Chairman, Stuart W. Epperson, and our President and Chief Executive Officer, Edward G. Atsinger III, who with 80 years of combined radio industry experience, hold steadfast to combining financial success with a vision of making a positive impact on our culture. With an average of over 25 years of radio experience, our executive team combines general management skills with a deep-seated belief in dedication to our message. Our Operational Vice Presidents oversee several markets as a regional unit, bringing together a national presence. In 2001, we were proud to promote Joe D. Davis to Executive Vice President of our radio division.

Board of Directors

Stuart W. Epperson
Chairman of the Board

Edward G. Atsinger III
President and
Chief Executive Officer

David Davenport
Research Fellow
Hoover Institution

Eric H. Halvorson
Consultant/University Professor

Roland S. Hinz
Publisher/Editor-in-Chief
Hi-Torque Publishing

Donald P. Hodel
Managing Director
Summit Group International, Ltd.

Richard A. Riddle
Consultant/Independent Businessman

Paul Pressler
Retired Justice
Texas Court of Appeals

Executive Corporate Officers

Stuart W. Epperson
Chairman of the Board

Edward G. Atsinger, III
President and Chief Executive Officer

Joe D. Davis
Executive Vice President, Radio

David A.R. Evans
Senior Vice President and
Chief Financial Officer

Russell R. Hauth
Senior Vice President
Administration and Public Affairs

George Toulas
Senior Vice President
Special Projects

Jonathan L. Block
Vice President
General Counsel and Secretary

Eileen E. Hill
Vice President
Finance and Accounting

Roger K. Kemp
Vice President
National Program Development
and Ministry Relations

Robert C. Adair
Vice President
Operations

David C. Armstrong
Vice President, Operations and
General Manager/Salem of Los Angeles

Kenneth L. Gaines
Vice President
Operations

David A. Ruleman
Vice President
Operations

Greg R. Anderson
President, Salem Radio Network®

James R. Cumbee
President of Non-Broadcast Media

Corporate Information

Corporate Offices
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012
(805) 987-0400

Corporate Counsel
Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza
Irvine, CA 92614

Independent Auditors
Ernst & Young, LLP
Warner Corporate Center
21800 Oxnard Street
Suite 500
Woodland Hills, CA 91367-7534

Transfer Agent and Registrar
Information concerning the transfer or exchange of stock, lost certificates, change of address and other share transfer matters should be directed to Salem Communications' transfer agent at:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

Annual Report & Shareholder Contact
A copy of Salem Communications' Annual Report and 10-K, filed with the SEC, is available without charge upon written request to:

Amanda D. Strong-Larson
Manager of Investor Relations
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012

Annual Meeting
Salem Communications' Annual Meeting of Shareholders will be held on Wednesday, June 12, 2002 at 10:00 a.m.

Hyatt Westlake Plaza
880 S. Westlake Boulevard
Westlake Village, CA 91361

SALEM
COMMUNICATIONS

4880 Santa Rosa Road • Camarillo, California • 93012 • (805) 987-0400 • www.salem.cc